

Financial Services, Inc.

The Holding Company of Community Bank

PEOPLE
CENTRIC.

TECH
FORWARD.

VALUES
DRIVEN.

PROXY STATEMENT
& 2023 ANNUAL REPORT
ON FORM 10-K

Notice of 2024
Annual Meeting

cb Financial Services, Inc.
The Holding Company of Community Bank

TABLE OF CONTENTS



PEOPLE CENTRIC.

TECH FORWARD.

VALUES DRIVEN.



2023 was a year of meaningful change for our company and the financial services industry as a whole. The industry saw four domestic and one international bank failures during the year, highlighting the deposit, liquidity, and capital challenges the industry is facing. Given this challenging environment, our team delivered sound earnings in 2023, ended the year with strong capital and liquidity levels, stayed true to our strategic plan, and completed many initiatives to bolster our future success.

Excluding the gain from the sale of Exchange Underwriters, a wholly owned subsidiary, and the cost of repositioning our securities portfolio, our 2023 adjusted pre-tax income was one of the strongest on record. In addition, the investments we previously made in seasoned commercial and retail sales leaders produced strong loan growth with our loan mix improving as Commercial and Industrial Loans grew significantly during the year. Excluding Indirect Lending, a business line we exited in 2023, our core loan growth earned a spot in the upper quartile of our peers.

As we enter 2024, we benefit from a diverse deposit base predominately composed of insured deposits, modest unrealized losses on our securities portfolio and are well positioned to grow quality relationships in this environment. Additions to our treasury team and product offering will enable us to continue to offer the deposit products and services that our clients desire. Community Bank's operational investments will ensure that we can deliver products to our clients in a streamlined and efficient way.

Increasing Franchise Value

Our business of community banking means that we are deeply rooted in the communities we serve, and we have deep and close relationships with our clients. However, having close relationships with our clients and communities, while immensely important, is not the ultimate goal. We must provide value to all our stakeholders. The

PEOPLE CENTRIC. **TECH** FORWARD. **VALUES** DRIVEN.

cornerstone of adding value for all our stakeholders is increasing franchise value. I believe franchise value can only be improved year over year in an organization that is agile, focused and engaged. This means we must do an excellent job in taking care of clients, employees, and the communities we serve. We achieve this by remaining true to our culture as defined in our Mission, Identity, Values and Cornerstone.

Community Bank's Mission:

Community Bank partners with individuals, businesses, and communities to realize their dreams, protect their financial futures and improve their lives.

Community Bank's Identity:

Community Bank is people centric, values driven, and technology centered. We are agile, and enthusiastic to make doing business with us simple and easy.

Community Bank Core Values:

- Take Care of Each Other
- Always Do the Right Thing
- Protect the Bank
- Work Hard to Achieve Our Goals
- Give and Expect Mutual Respect
- Enjoy Life Everyday

Community Bank's Cornerstone:

Client Experience First

Across our organization, we are focused on creating exceptional client experiences, making it simple and easy for our clients to do business with us. We firmly believe this focus, along with our ability to execute our strategic initiatives, will generate more profitable relationships, which will result in stronger financial performance that will benefit all our stakeholders, including our shareholders, through increased franchise value.

On behalf of our Chairman, Mark Fox, our Board of Directors, and leadership team, we wish to thank our stockholders, clients, and friends for their support and confidence as we partner with individuals, businesses, and communities to realize their dreams, protect their financial futures, and improve their lives.

Sincerely Yours,



John H. Montgomery
President & CEO



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April 5, 2024

Dear Fellow Stockholder:

    The annual meeting of stockholders of CB Financial Services, Inc. (the "Company"), the holding company for Community Bank will be held at the Ralph J. Sommers, Jr. Operations Center of Community Bank, 600 EverGreene Drive, Waynesburg, Pennsylvania, on Wednesday, May 15, 2024, at 9:00 a.m., local time.

    The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as representatives of FORVIS, LLP, the Company's independent registered public accounting firm, will be present to respond to appropriate questions from stockholders.

    It is important that your shares are represented at the meeting, regardless of the number of shares you own. To make sure your shares are represented, we urge you to vote by promptly completing and mailing the enclosed proxy card or by voting via the Internet or by telephone. Internet and telephone voting instructions appear on the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card or voted via the Internet or by telephone.

    Sincerely,

Mark E. Fox
Chairman of the Board

John H. Montgomery
President & Chief Executive Officer

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cb Financial Services, Inc.

100 North Market Street
Carmichaels, Pennsylvania 15320
(724) 966-5041

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	9:00 a.m., local time, on Wednesday, May 15, 2024.
PLACE	Ralph J. Sommers, Jr. Operations Center of Community Bank, 600 EverGreene Drive, Waynesburg, Pennsylvania.
ITEMS OF BUSINESS	(1) To elect three directors to serve for a term of three years. (2) To approve the CB Financial Services, Inc. 2024 Equity Incentive Plan. (3) To ratify the appointment of FORVIS, LLP to serve as the independent registered public accounting firm for the fiscal year ending December 31, 2024. (4) To hold an advisory (non-binding) vote to approve the compensation of the named executive officers as disclosed in the accompanying proxy statement. (5) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.
RECORD DATE	In order to vote, you must have been a stockholder at the close of business on March 25, 2024.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. You can revoke your proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

By Order of the Board of Directors,

Elizabeth A. Calvario

Elizabeth A. Calvario
Corporate Secretary

Carmichaels, Pennsylvania
April 5, 2024

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PROXY STATEMENT OF
CB FINANCIAL SERVICES, INC.
(Holding Company for Community Bank)

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of CB Financial Services, Inc. (the "Board") for the 2024 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to CB Financial Services, Inc. as "CB Financial," the "Company," "we," "our" or "us" and to Community Bank as the "Bank."

We are holding the 2024 annual meeting of stockholders at the Ralph J. Sommers, Jr. Operations Center of Community Bank, 600 EverGreene Drive, Waynesburg, Pennsylvania, on Wednesday, May 15, 2024, at 9:00 a.m., local time.

This proxy statement and the enclosed proxy card are first being made available to stockholders of record beginning on or about April 5, 2024.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS' MEETING TO BE HELD ON MAY 15, 2024

This proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission, are available online at *http://www.envisionreports.com/CBFV*.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of Company common stock that you owned as of March 25, 2024. As of the close of business on that date, 5,142,901 shares of Company common stock were outstanding. Each share of common stock has one vote.

The Company's Articles of Incorporation provides that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 15% of the Company's outstanding shares are not entitled to any vote with respect to those shares held in excess of the 15% limit, subject to limited exceptions.

Ownership of Shares; Attending the Meeting

You may own shares of the Company in one or more of the following ways:

- Directly in your name as the stockholder of record; and

- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. Examples of proof of ownership are a recent brokerage statement or a letter from a bank or broker. If you want to vote your shares of CB Financial common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Voting

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Vote Required for Proposals. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected up to the maximum number of directors to be elected at the annual meeting. The maximum number of directors to be elected at the annual meeting is three.

In voting on the approval of the CB Financial Services, Inc. 2024 Equity Incentive Plan, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the proposal, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the ratification of the appointment of FORVIS, LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment of FORVIS, LLP, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the proposal to approve the compensation of the named executive officers, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the compensation of the named executive officers, the affirmative vote of a majority of the votes cast at the annual meeting is required.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposals to approve the CB Financial Services, Inc. 2024 Equity Incentive Plan and to ratify the appointment of FORVIS, LLP to serve as the Company's independent registered public accounting firm, we will not count abstentions and broker non-votes as votes cast. Therefore, abstentions and broker non-votes will have no effect on the outcome of the vote on the proposal. Similarly, abstentions and broker non-votes will have no effect on the outcome of the advisory (non-binding) vote on the compensation of the named executive officers.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must cast your vote if you want it to count in the election of directors (Item 1), in the vote to approve the CB Financial Services, Inc. 2024 Equity Incentive Plan (Item 2) or in the advisory (non-binding) vote regarding the compensation of the named executive officers (Item 4). Current stock market regulations prohibit your bank or broker from voting your uninstructed shares in the election of directors and on certain other matters on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank or broker how to vote on Items 1, 2 or 4, no votes will be cast on these matters on your behalf. These are referred to as "broker non-votes." Your bank or broker, however, has discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 3).

Voting by Proxy

The Company's Board is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named on the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Board.

The Board unanimously recommends that you vote:
- **"FOR"** all the nominees for director;
- **"FOR"** the approval of the CB Financial Services, Inc. 2024 Equity Incentive Plan;
- **"FOR"** the ratification of the appointment of FORVIS, LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024; and
- **"FOR"** the approval of the compensation of the Company's named executive officers.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Company common stock may be voted by the persons named in the proxy card on the new meeting date, provided that the new meeting occurs within 30 days of the original date of the annual meeting and you have not revoked your proxy. We do not currently know of any other matters to be presented at the annual meeting.

Instead of voting by completing and mailing a proxy card, registered stockholders can vote their shares of Company common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting appear on the enclosed proxy card. **The deadline for voting via the Internet or by telephone is 1:00 a.m., Eastern Time, on May 15, 2024.**

Revoking Your Proxy

Whether you vote by mail, telephone or via the Internet, if you are a registered stockholder, unless otherwise noted, you may later revoke your proxy by:

- sending a written statement to that effect to the Company's Corporate Secretary;

- submitting a properly signed proxy card with a later date;

- voting by telephone or via the Internet at a later time (if initially able to vote in that manner) so long as such vote is received by the applicable time and date set forth above for registered stockholders; or

- voting in person at the annual meeting.

If you hold your shares through a bank, broker, trustee or nominee and you have instructed the bank, broker, trustee or nominee to vote your shares, you must follow the directions received from you bank, broker, trustee or nominee to change those instructions.

CORPORATE GOVERNANCE

Director Independence

The Company's Board currently consists of 9 members, all of whom are independent under the listing requirements of the NASDAQ Stock Market except for John H. Montgomery and Ralph Burchianti, who are our employees. In determining the independence of directors, the Board considered the various deposit, loan and other relationships that each director has with the Bank, including loans and lines of credit outstanding to Mark E. Fox, Charles R. Guthrie, CPA, John J. LaCarte, Roberta Robinson Olejasz and David F. Pollock or to their related entities, as well as the transactions disclosed under "*Other Information Relating to Directors and Executive Officers—Transactions with Related Persons*", but determined in each case that these relationships did not interfere with their exercise of independent judgment in carrying out their responsibilities as directors.

Board Diversity

The Company's common stock is listed on the Nasdaq Global Market. Nasdaq's Board Diversity Rule requires the Company to publicly disclose Board-level diversity statistics annually. As required by the Board Diversity Rule, the Company posted these statistics for 2022 and 2023 at the Investor Relations section of the Bank's website (https://www.cb.bank). The Board Diversity Rule also requires the Company to have or explain in its annual meeting proxy statement why it does not have at least one diverse director by August 7, 2023, and at least two diverse directors by August 6, 2025. The Company currently qualifies as a "smaller reporting company" under Securities and Exchange Commission regulations. Because the Company qualifies as a "smaller reporting company" it may satisfy the diversity objective of the Board Diversity Rule by having two female directors. The Company currently has one female director.

Board Leadership Structure and Board's Role in Risk Oversight

Mr. Fox serves as Chairman of the Board and Mr. Guthrie serves as Vice Chairman of the Board. The Board believes this arrangement is appropriate given that more than a simple majority of the members of the Board are independent. The Board believes that the independent directors, working together, provide strong, independent oversight of the Company's management and affairs. The Board has not designated a lead independent director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. The Company faces several risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the daily management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The independent members of the Board, working together, provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Corporate Governance Policy

The Board has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operations of the Board; the establishment and operation of Board committees; succession planning; convening executive sessions of independent directors; the Board's interaction with management and third parties; and the evaluation of the performance of the Board and of the President and Chief Executive Officer.

Board Committees

The following table identifies the Board's standing committees and their members as of December 31, 2023. All members of each committee are independent in accordance with the listing requirements of the NASDAQ Stock Market. Each committee operates under a written charter that is approved by the Board and that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The charter of each committee is available at the Investor Relations section of the Bank's website (*https://www.cb.bank*).

Director	Audit Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Jonathan A. Bedway		X	
Ralph Burchianti			
Mark E. Fox	X	X	X
Charles R. Guthrie, CPA	Chairman	X	X
John J. LaCarte	X	Chairman	X
John H. Montgomery			
Roberta Robinson Olejasz	X		X
David F. Pollock		X	Vice Chairman
John M. Swiatek	Vice Chairman	Vice Chairman	Chairman
Number of meetings in fiscal 2023	8	6	2

Audit Committee

The Audit Committee is responsible for providing oversight relating to our consolidated financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the Board. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Company's Board has designated Charles R. Guthrie, CPA as an "audit committee financial expert" under the rules of the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee approves the compensation objectives for the Company and the Bank, establishes the compensation for the Company's and Bank's executive management and conducts the performance review of the President and Chief Executive Officer. The Compensation Committee reviews and evaluates all components of compensation, including salaries, cash incentive plans, long-term incentive plans and various employee benefit matters. The Compensation Committee also administers and has discretionary authority over the issuance of equity awards under the Company's equity incentive plan. Decisions by the Compensation Committee with respect to the compensation of executive officers, except for the issuance of equity awards, are approved by the full Board. The Compensation Committee also assists the Board in evaluating potential candidates for executive positions. With respect to other executive officers, the Chief Executive Officer recommends their annual compensation based on both individual and company-wide performance, subject to review and approval of the Compensation Committee and the Board. In addition, the Compensation Committee may delegate to management certain of its duties and responsibilities, including the adoption, amendment, modification or termination of the Bank's tax-qualified retirement plans and health and welfare plans. The Compensation Committee also reviews the form and amount of compensation paid to our non-management directors from time to time.

The Compensation Committee has sole authority and responsibility under its charter to approve the engagement of any compensation consultant it uses and the fees for those services. The Compensation Committee did not engage the services of a compensation consultant during 2023. The Company/Compensation Committee engaged Meridian as a third-party consultant in connection with the form and design of the 2024 Equity Incentive Plan. The fees associated with the consultation service was approximately $24,000.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee assists the Board in: (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for the next annual meeting; (iii) implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to corporate governance guidelines; (iv) leading the Board in its annual review of the Board's performance; and (v) recommending director nominees for each committee.

Minimum Qualifications for Director Nominees. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include a requirement that the candidate has not been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If a candidate is deemed eligible for election to the Board, the Nominating/Corporate Governance Committee will then evaluate the following criteria in selecting nominees:

- contributions to the range of talent, skill and expertise of the Board;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;
- independence as that term is defined under applicable Securities and Exchange Commission and stock exchange listing criteria; and
- current equity holdings in the Company.

The Nominating/Corporate Governance Committee also will consider any other factors it deems relevant, including diversity, age, competition, size of the Board and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board, the Nominating/Corporate Governance Committee will consider and review an existing director's attendance and performance at Board meetings and at meetings of committees on which he or she serves; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. For purposes of identifying nominees for the Board, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board, as well as its knowledge of members of the communities served by the Bank. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders according to the policy and procedures set forth below. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board by evaluating the candidate under the criteria set forth above. If such individual fulfills these criteria, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Stockholder Recommendations. It is the policy of the Nominating/Corporate Governance Committee to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating/ Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the stockholder making the recommendation, the name and address of such stockholder as they appear on the Company's records; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

During the fiscal year ended December 31, 2023, the Company's Board of Directors held 18 meetings. One director attended less than 75% of the total meetings of the Company's and the Bank's Board of Directors and the respective committees on which such director served during the fiscal year.

Director Attendance at Annual Meeting of Stockholders

The Board encourages each director to attend the Company's annual meeting of stockholders. All of the Company's directors then serving attended last year's annual meeting of stockholders.

Code of Ethics and Business Conduct

The Company has adopted a code of ethics and business conduct which applies to all of the Company's and the Bank's directors, officers and employees. A copy of the code of ethics and business conduct is available on the Investor Relations section of the Bank's website (*https://www.cb.bank)*.

REPORT OF THE AUDIT COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles in the United States. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, *Communications with Audit Committee*, which include matters related to the conduct of the audit of the Company's consolidated financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm, required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, express an opinion on the conformity of the Company's consolidated financial statements to generally accepted accounting principles in the United States. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States, that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board, and the Board has approved, that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.


Audit Committee of the Board of Directors of
CB Financial Services, Inc.

Charles R. Guthrie, CPA, Chairman
John M. Swiatek, Vice Chairman
Mark E. Fox
John J. LaCarte
Roberta Robinson Olejasz


DIRECTOR COMPENSATION

The following table sets forth the compensation received by individuals who served as directors, and who were not also named executive officers, of the Company during the fiscal year ended December 31, 2023.

Director	Fees Earned or Paid in Cash	Stock Awards [4]	Option Awards	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Karl G. Baily [1]	$ 13,000	$ 22,010	$ —	$ —	$ 2,600	$ 37,610
Jonathan A. Bedway	31,200	22,010	—	—	2,600	55,810
Mark E. Fox	51,000	22,010	—	—	2,600	75,610
Charles R. Guthrie, CPA	48,000	22,010	—	—	2,600	72,610
Joseph N. Headlee [2]	31,200	22,010	—	—	2,600	55,810
John J. LaCarte	36,000	22,010	—	—	2,600	60,610
Roberta Robinson Olejasz	31,200	22,010	—	—	2,600	55,810
William G. Petroplus [3]	7,800	—	—	—	—	7,800
David F. Pollock	34,800	22,010	—	—	2,600	59,410
John M. Swiatek	34,800	22,010	—	—	2,600	59,410

(1) *Mr. Baily retired effective June 1, 2023.*

(2) *Mr. Headlee retired effective December 20, 2023.*

(3) *Mr. Petroplus retired effective February 16, 2023.*

(4) *Reflects the aggregate grant date fair value for restricted stock awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718 – Share Based Payment, based on the closing price of the*

Company's common stock on the grant date ($22.01 per share on February 16, 2023). Restricted stock awards were issued under the CB Financial Services, Inc. 2021 Equity Incentive Plan (the "2021 Equity Incentive Plan") and vest over 5 years with 20% vesting on February 16, 2024. As of December 31, 2023, each listed director had outstanding stock awards of 1,000 shares. See "Executive Compensation – Equity Incentive Plan."

STOCK OWNERSHIP

The Company does not know of any person to be the beneficial owner of more than 5% of the Company's outstanding common stock as of March 25, 2024.

The following table provides information as of March 25, 2024, about the shares of Company common stock that may be considered to be beneficially owned by each nominee for director, by each continuing director, by the executive officers named in the Summary Compensation Table and by all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown and none of the named individuals has pledged any of his or her shares.

Name	Number of Shares Owned [1]	Percent of Common Stock Outstanding [1][2]
Directors:		
Jonathan A. Bedway	18,999	*
Ralph Burchianti	88,768 [5]	1.7%
Mark E. Fox	25,695 [4][6]	*
Charles R. Guthrie, CPA	27,688 [4][6]	*
John J. LaCarte	139,215 [4][7]	2.7%
John H. Montgomery	49,347 [6]	*
Roberta Robinson Olejasz	13,410 [3]	*
David F. Pollock	49,545	*
John M. Swiatek	24,343 [6]	*
Executive Officers Who Are Not Directors:		
Jamie L. Prah, CPA	22,923	*
Jennifer L. George	26,018 [6]	*
All Directors and Executive Officers as a Group:		
(11 persons)	485,951	9.4%

*   *Represents less than 1% of the Company's outstanding shares.*

(1)   *Options that are exercisable or exercisable within 60 days are treated as beneficially owned and are treated as outstanding shares for the purpose of computing the beneficial ownership of the individual who holds the options, but not for the purpose of computing the percentage ownership of any other individual.*

(2)   *Based on 5,142,901 shares of the Company's common stock outstanding and entitled to vote as of March 25, 2024.*

(3)   *Includes shares owned indirectly through a spouse or child as follows: Ms. Olejasz – 1,910 shares.*

(4)   *Includes shares held by a corporation or limited partnership as follows: Mr. Fox – 725 shares, Mr. Guthrie – 48 shares and Mr. LaCarte – 85,000 shares.*

(5)   *Includes shares owned indirectly through an investment club as follows: Mr. Burchianti – 2,200 shares. Mr. Burchianti has a 16.67% interest in the investment club and disclaims beneficial ownership with respect to 1,833 shares.*

(6)   *Includes shares owned through a retirement account as follows: Mr. Fox – 7,503 shares, Mr. Guthrie – 6,853 shares, Mr. Montgomery – 2,500 shares, Mr. Swiatek – 6,334 shares and Ms. George – 3,047 shares.*

(7)   *Includes shares held indirectly through a trust as follows: Mr. LaCarte - 7,700 shares.*

ITEMS OF BUSINESS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

Currently, the Board consists of 9 members. The Board is divided into three classes, each with three-year staggered terms, with approximately one-third of the directors elected each year.

The three nominees who have been nominated for election at the annual meeting to serve for a three-year term or until their successors have been duly elected and qualified are: Ralph Burchianti, Roberta Robinson Olejasz, and John M. Swiatek. The nominees are currently directors of the Company and the Bank.

Unless you indicate that your shares should not be voted for one or more nominee(s), the Board intends that the proxies solicited by it will be voted for the election of all the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card intend to vote your shares to approve the election of any substitute proposed by the Board. At this time, we know of no reason why any nominee might be unable to serve.

The Board unanimously recommends that stockholders vote "FOR" all the nominees.

Information regarding the nominees for election at the annual meeting is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of December 31, 2023. The starting year of service as a director includes service on the Board of Directors of the Bank, on FedFirst Financial Corporation ("FedFirst") and its former subsidiary First Federal Savings Bank or on First West Virginia Bancorp, Inc. ("FWVB") and its former subsidiary Progressive Bank, N.A., as applicable.

Board Nominees for Terms Ending in 2027

Ralph Burchianti. Mr. Burchianti, age 68, was appointed to director in 2019 and has been employed by the Bank since August 1985 and serves as Senior Executive Vice President – Chief Credit Officer.

Mr. Burchianti provides the Board with knowledge of our geographic footprint and his extensive management and leadership of loan administration and credit culture.

Roberta Robinson Olejasz. Ms. Olejasz, age 52, served as a director of FWVB and Progressive Bank since 2014. Ms. Olejasz has been the dealer operator of Bob Robinson Chevrolet-Buick-GMC-Cadillac Inc. from 2005 until 2023 and serves as the finance manager of the dealership. Ms. Olejasz is a director and past Chairman of the West Virginia Automobile and Truck Dealers Association, a member of the visiting committee of the West Virginia University College of Business and Economics, and a board member of the Wheeling Chamber of Commerce. Ms. Olejasz received a Bachelor of Science degree in Management from Virginia Commonwealth University and a MBA from West Virginia University.

Ms. Olejasz brings a strong sense of executive management and leadership to the Board. In addition, Ms. Olejasz's experience as the dealer operator of Bob Robinson Chevrolet-Buick-GMC-Cadillac Inc. equips her to understand and guide management decisions and actions relating to planning, risk management, marketing and capital management.

John M. Swiatek. Mr. Swiatek, age 66, served as a director of FedFirst since 2010. In 2011, Mr. Swiatek founded JMS Advisors, LLC, a business development and strategic consulting, marketing, communications, and public relations practice. Previously, he served as Managing Director of Innovation Sports & Entertainment, a division of The Innovation Group. Before joining The Innovation Group in 2011, he was the Director of the Sports, Entertainment and Marketing division of GSP Consulting Corporation. Mr. Swiatek also co-founded and served as the President and Managing Partner of the Washington Wild Things, a minor league professional baseball team in Washington, Pennsylvania, from 2001 until 2009.

Mr. Swiatek brings to the Board extensive business background in finance, management and marketing. In addition, he is familiar with our market areas as well as the surrounding greater Pittsburgh metropolitan area.

Directors Continuing in Office

The following directors have terms ending in 2025:

Jonathan A. Bedway. Mr. Bedway, age 58, served as a director of FWVB and Progressive Bank since 2014. Mr. Bedway is the founder and President of Bedway Development Corporation, a commercial construction contractor and a commercial real estate developer. Mr. Bedway is also the President of the following entities: Double J Real Estate, LLC; Bedway Group, Inc.;

Bedway Realty; and Bedway Land & Minerals. Mr. Bedway serves on the Board of Wheeling Country Day School. Mr. Bedway is a graduate of The Linsly School and West Virginia University with a Bachelor of Science degree.

Mr. Bedway's 31 years of experience as the owner of a successful construction and development company and his experience and knowledge of the local and regional commercial real estate market are beneficial in reviewing and attracting commercial loans.

Charles R. Guthrie, CPA. Mr. Guthrie, age 64, has served as a director since 2005. He is the President of Guthrie Belczyk and Associates, P.C., an accounting firm. Mr. Guthrie has been a Certified Public Accountant since 1982. He serves on committees of various community organizations in the Bank's local market area.

Mr. Guthrie's expertise in accounting and corporate management and his community involvement are valuable assets to the Board.

John H. Montgomery. Mr. Montgomery, age 61, has served as a director since 2020. He has served as President and Chief Executive Officer of the Company and the Bank since August 2020. From 2014 until joining the Company and the Bank, he served as Chief Credit Officer of First Bank, a privately-held $6 Billion bank in St. Louis, Missouri. He served on First Bank's Board of Directors and the Executive Committee. Before joining First Bank, Mr. Montgomery was employed by Susquehanna Bank where he held a variety of executive positions over a period of nine years, including President of Susquehanna Bank's Pennsylvania Division and Senior Credit Risk Officer. He received his MBA from Drexel University.

As an accomplished bank executive with over 31 years of experience, Mr. Montgomery brings to the Board an in depth knowledge of the banking industry.

The following directors have terms ending in 2026:

Mark E. Fox. Mr. Fox, age 65, has served as a director since 1998 and was appointed Chairman of the Board in May 2019 after serving as Vice Chairman since July 2018. Mr. Fox has more than 38 years of experience as the owner and manager of Fox Ford, Inc., a local car dealership. Since 2013, he has served as the President of Fox Ford, Inc. Before that time, he served as Vice President of Fox Ford, Inc. He holds a bachelors' degree in accounting and a MBA from Waynesburg University.

Mr. Fox's experience in managing a local business provides the Board with insight into economic and business trends in the Bank's market area.

John J. LaCarte. Mr. LaCarte, age 57, earned his MBA from the University of Rochester and brings broad entrepreneurial, strategic and corporate governance experience and expertise to the Board. He is the President of Washington County based LaCarte Enterprises, Inc., a holding company that owns and operates various multi-state business interests that include Model Dry Cleaners, LLC, Model Uniforms, LLC, Model Apparel, LLC and Stoney's Brewing Company. Additionally, Mr. LaCarte is President of LaCarte Development Company, an enterprise focused on the development and ownership of commercial properties in Western Pennsylvania and North Eastern Ohio. An active volunteer in his local community, Mr. LaCarte serves on various non-profit boards and foundations.

Mr. LaCarte was elected as a director of FedFirst in 1998 and appointed as the Chairman of the Board in 2004. During his tenure, FedFirst successfully completed the acquisition of a wholly owned insurance agency, two public stock offerings and the successful merger with CB Financial in 2014.

David F. Pollock. Mr. Pollock, age 69, has served as a director since 2006. Mr. Pollock has been a practicing attorney for over 42 years. He is a Managing Partner in the law firm of Pollock Morris Belletti & Simms, LLC and, since 2008, has been a Managing Partner of P&S Development, LLC, a real estate development company.

Mr. Pollock's legal knowledge and real estate development experience in the Bank's market area significantly contribute to the depth of the Board.

Executive Officers Who Are Not Directors

Below is information regarding our executive officers who are not directors of the Company or the Bank. The individuals have held his or her current position for at least the last five years, unless otherwise stated. The age presented is as of December 31, 2023.

Jamie L. Prah, CPA. Mr. Prah, age 53, has been employed by the Company and the Bank since May 2019, and serves as Executive Vice President and Chief Financial Officer after previously serving as Executive Vice President and Chief Administrative Officer of the Company and the Bank. Previously, Mr. Prah served as Chief Executive Officer, from November 2015 until April 2019, and Senior Vice President, from May 2015 until November 2015, of Union Building and Loan Savings Bank.

Jennifer L. George. Ms. George, age 51, has served as Senior Executive Vice President and Chief Operating Officer of the Bank since May 2019. Ms. George joined the Bank in October 2014 as part of the FedFirst merger and served as Senior Vice President of Retail, Human Resources and Compliance. Previously, Ms. George served as Senior Vice President and Chief Risk Officer and Vice President of Bank Operations with First Federal Savings Bank.

Item 2 — Approval of the CB Financial Services, Inc. 2024 Equity Incentive Plan

The Board of Directors has adopted, subject to stockholder approval, the CB Financial Services, Inc. 2024 Equity Incentive Plan (the "2024 Equity Incentive Plan") to provide the Company with sufficient equity incentive to meet the objectives of appropriately compensating the officers, other employees and directors of the Company and its subsidiaries, including Community Bank, to execute on our strategic plan to build stockholder value, while providing appropriate stockholder protections. The Company currently has 6,489 shares remaining for grant under the CB Financial Services, Inc. 2021 Equity Incentive Plan (the "2021 Equity Incentive Plan"). However, upon stockholder approval of the 2024 Equity Incentive Plan, no further grants will be made under the 2021 Equity Incentive Plan. Outstanding awards granted under the 2021 Equity Incentive Plan prior to stockholder approval of the 2024 Equity Incentive Plan will remain outstanding and subject to the terms and conditions of the 2021 Equity Incentive Plan following stockholder approval of the 2024 Equity Incentive Plan.

The Company believes equity awards constitute an important component in a balanced and comprehensive compensation program. Many of the companies with which we compete with for officers, employees and directors offer equity compensation as part of their overall compensation programs. By approving the 2024 Equity Incentive Plan, our stockholders will provide us the continued flexibility we need to attract, retain, and motivate highly qualified officers, employees, and directors by offering a competitive compensation program with a component linked to the performance of our common stock and, therefore, aligned with the interests of our stockholders.

The Board, through the Compensation Committee and in consultation with its independent consultant, has evaluated current practices of financial institutions in our marketplace related to equity plan design and equity grant practices. The Company has also evaluated its strategic plan and believes the 2024 Equity Incentive Plan is appropriately designed to assist the Company in meeting its objectives.

The following information summarizes the key features of the 2024 Equity Incentive Plan, which is qualified in its entirety by reference to the provisions of the 2024 Equity Incentive Plan, attached hereto as Appendix A. Unless indicated otherwise, capitalized terms are defined in the 2024 Equity Incentive Plan.

Key Attribute	Feature	Discussion
Equity Award Types	Restricted Stock and Restricted Stock Units.	The 2024 Equity Incentive Plan provides the Company with equity award types predominately used in the marketplace to provide flexibility in meeting its compensation objectives.
Award Vesting Criteria: Performance Awards and Service-Based Awards	The vesting of Awards may be subject to the achievement of performance measures, as determined by the Compensation Committee or subject to the completion of certain continuous service requirements (i.e., time-based vesting).	Based on the Compensation Committee's evaluation of current market practices and the past practices of the Company, it expects a significant portion of equity awards granted under the 2024 Equity Incentive Plan will be performance-conditioned. The Compensation Committee intends to continue to use a third-party independent compensation consultant to assist it from time to time in determining the vesting criteria of equity award grants
Vesting Period	The Compensation Committee will determine the vesting schedule or performance criteria for each Award. In general, at least 95% of the Awards under the 2024 Equity Incentive Plan will vest no earlier than one year after the grant date.	The Compensation Committee may set the vesting schedule or conditions. However, the Compensation Committee views equity awards as a longer-term compensation element

Key Attribute	Feature	Discussion
Dividends on Restricted Stock Awards/Dividend Equivalents on Restricted Stock Units	Dividends paid on restricted stock awards subject to time-based vesting or performance-based vesting will be distributed to a participant on or after the vesting date of the restricted stock award. If the restricted stock award does not vest, the participant will not receive those dividends. At the time it grants restricted stock units, the Compensation Committee may assign dividend equivalent rights to the Awards. Dividend equivalent rights will be paid to a participant on or after the vesting date of the restricted stock unit. If the restricted stock unit does not vest, the participant will not receive those dividend equivalents.	The Compensation Committee believes the timing of dividend payments is appropriately aligned with the interests of stockholders. The Compensation Committee also believes it is important to retain the ability to assign dividend equivalent rights to restricted stock units
Acceleration of Vesting - Termination of Service due to Death and Disability	Unless otherwise specified by the Compensation Committee, Awards fully vest upon a participant's death or termination of service due to Disability.	The Compensation Committee believes recognizing participant contributions and accelerating the vesting of Awards upon death and Disability is appropriately aligned with the interests of stockholders.
Acceleration of Vesting - Termination of Service for Cause or resignation for any reason (except in connection with a Change in Control)	Unless otherwise specified by the Compensation Committee, no Awards will vest upon a participant's involuntary termination of service for Cause or a voluntary resignation for any reason (except in certain circumstances in connection with a Change in Control). Unless otherwise specified, upon a termination for Cause or a voluntary termination, other than in certain circumstances in connection with a Change in Control, all unvested Awards will be immediately forfeited.	The Compensation Committee generally believes the acceleration of vesting following an involuntary termination for Cause or a voluntary termination of service, other than in certain circumstances in connection with a Change in Control, is not appropriately aligned with the interests of stockholders.
Acceleration of Vesting - Committee Discretion	Vesting of Awards may be accelerated by the Compensation Committee, at its discretion, except that the Compensation Committee may generally not accelerate the vesting of any Award within the first year following the date of grant if it would cause more than 5% of the Awards available under the 2024 Equity Incentive Plan to vest sooner than within one year of the date of grant.	The Compensation Committee determined that discretion to accelerate awards is important to allow the Company to respond to employment-related matters or other unforeseen circumstances that could warrant acceleration.

Key Attribute	Feature	Discussion
Acceleration of Vesting - Termination of Service without Cause or Resignation for Good Reason (i.e., an Involuntary Termination of Service), either following a Change in Control; failure of the plan to be assumed by an acquirer	Unless otherwise specified by the Compensation Committee, all unvested service-based Awards will vest upon an Involuntary Termination of Service following a Change in Control. All Performance Awards will vest upon an Involuntary Termination of Service following a Change in Control at the higher of the actual level of the performance measures that have been achieved, or pro-rata assuming the performance measures have been achieved at "target." If an entity that acquires the Company refuses to assume the outstanding awards under the 2024 Equity Incentive Plan, any service-based Awards will vest immediately prior to the Change in Control and any Awards subject to performance-based vesting conditions will vest at the higher of the actual level of the performance measures that have been achieved, or pro-rata assuming the performance measures have been achieved at "target."	The Compensation Committee determined that, unless the Awards outstanding under the 2024 Equity Incentive Plan are not assumed by an acquirer, a "double trigger" vesting acceleration in connection with a Change in Control is appropriate for Awards in providing the Company with a meaningful retention tool as an independent company and any future acquirer with the ability to appropriately manage human resources during any merger integration.
Share Limitations under the 2024 Equity Incentive Plan	The maximum number of shares of Common Stock that may be delivered to participants under the 2024 Equity Incentive Plan is equal to 287,500 shares. As of March 25, 2024 (the latest practicable date before the printing of this Proxy Statement) the closing price of the Company's common stock was $21.85.	The Compensation Committee evaluated several factors in determining the appropriate plan size, including past grant practices, the grant practices of peer community banks, the shareholder value transfer to participants, and guidance from proxy advisors.
Limitation of Grants to Non-Employee Directors	The sum of the grant date fair value of equity awards granted under the 2024 Equity Incentive Plan may not exceed $200,000 for a non-employee director for any calendar year.	The Compensation Committee expects that it will continue to use the services of an independent compensation consultant to assist it in determining equity grants, but believes it is important to provide yearly limitations of grant date fair value to non-employee directors.
Recycling of Equity Awards	Only forfeited and expired Awards are available for reissuance under the Plan.	The Compensation Committee believes conservative recycling of equity awards is an important provision in the 2024 Equity Incentive Plan and properly aligns with the interests of stockholders.
Clawback of Equity Awards	The 2024 Equity Incentive Plan provides that awards granted under the plan are subject to any clawback policy maintained by the Company, whether pursuant to the provisions of Section 954 of the Dodd-Frank Act, or otherwise.	The Compensation Committee believes it is necessary to maintain strong clawback provisions for equity awards.
Holding Period	The Compensation Committee may require that participants hold stock from a vested Award for some specified time (as set forth in an Award Agreement).	The Compensation Committee believes having the ability to impose certain holding periods is appropriately aligned with the interests of stockholders.

Key Data Relating to Outstanding Equity Awards and Shares Available

The following table includes information regarding outstanding equity awards and shares available for future awards under the 2021 Equity Incentive Plan as of March 25, 2024 (and without giving effect to approval of the 2024 Equity Incentive Plan under this Proposal):

	Current Plans	
Total shares underlying outstanding stock options	431,394	[1]
Total shares underlying outstanding unvested time-based full value awards	85,474	
Total shares underlying all outstanding awards	516,868	
Total shares currently available for grant under the 2021 Equity Incentive Plan	6,489	[2]
Common Stock outstanding as of March 25, 2024	5,142,901	

(1)   Stock options outstanding as of March 25, 2024, had a weighted-average exercise price of $24.28 and a weighted-average remaining term of 5.9 years. There are no outstanding stock appreciation rights.

(2)   Represents the total number of shares available for future awards under the 2021 Equity Incentive Plan. The 2021 Equity Incentive Plan was our only equity compensation plan with shares remaining available for future grant as of March 25, 2024. No further grants will be made under the 2021 Equity Incentive Plan upon stockholder approval of the 2024 Equity Incentive Plan.

Federal Income Tax Considerations

The following is a summary of the federal income tax consequences that may arise in conjunction with participation in the 2024 Equity Incentive Plan.

Restricted Stock.   A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, provided the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the later of delivery or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of the shares will be treated as capital gains and losses, with the basis in the shares equal to the fair market value of the shares at the time of delivery or vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the participant and the Company will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Section 83(b) of the Internal Revenue Code will include the full fair market value of the restricted stock award subject to such election in taxable income in the year of grant at the grant date fair market value.   Participants will be able to exercise voting rights with respect to unvested restricted stock awards.

Restricted Stock Units.   A participant who has been granted a restricted stock unit will not realize taxable income at the time of grant and will not be entitled to make an election under Section 83(b) of the Internal Revenue Code since no stock is transferred to the recipient on the date of grant. At the time a restricted stock unit vests, assuming the award is settled at that time, the recipient will recognize ordinary income in an amount equal to the fair market value of the Common Stock or the amount of cash received. If the restricted stock unit is not distributed at the time it vests, no income will be recognized at that time and taxation will be deferred until the value of the restricted stock unit is settled. At the time the recipient recognizes taxable income on a restricted stock unit, the Company will be entitled to a corresponding tax deduction of the same amount recognized by the award recipient.

Dividend Equivalent Rights.   The grant of a dividend equivalent right will not result in taxable income to the participant. At the time of payment of a cash dividend with respect to shares of common stock underlying a dividend equivalent right, or with respect to a stand-alone dividend equivalent right, the cash received will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding tax deduction.

Withholding of Taxes. The Company may withhold amounts from participants to satisfy tax withholding requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards to satisfy the tax withholding requirements.

Change in Control. Any acceleration of the vesting or payment of awards under the 2024 Equity Incentive Plan in the event of a change in control or termination of service following a change in control may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Internal Revenue Code, which may subject the participant to a 20% excise tax and limit the tax deduction by the Company.

Tax Advice. The preceding discussion is based on federal tax laws and regulations presently in effect, which are subject to change, and this discussion does not purport to be a complete description of the federal income tax aspects of the 2024 Equity Incentive Plan. A participant may also be subject to state and local taxes in connection with awards under the 2024 Equity Incentive Plan.

Accounting Treatment

Under U.S. generally accepted accounting principles, the Company is required to recognize compensation expense in its financial statements over the requisite service period or performance period based on the grant date fair value of equity-based compensation (such as restricted stock awards and restricted stock units).

Awards to be Granted

The Board of Directors adopted the 2024 Equity Incentive Plan, and the Compensation Committee intends to meet after stockholder approval to determine the specific terms of the awards, including the allocation of awards to officers, employees and non-employee directors. At the present time, no specific determination has been made as to the grant or allocation of awards. As of March 25, 2024, there were 7 non-employee directors, approximately 162 employees and approximately no service providers eligible to receive awards under the 2024 Equity Incentive Plan.

Required Vote and Recommendation of the Board

In order to approve the 2024 Equity Incentive Plan, the proposal must receive the affirmative vote of a majority of the votes cast at the meeting.

The Board of Directors unanimously recommends a vote "FOR" the approval of the 2024 Equity Incentive Plan.

Item 3 — Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed FORVIS, LLP ("FORVIS") to serve as the Company's independent registered public accounting firm for the 2024 fiscal year, subject to ratification by stockholders. A representative of FORVIS is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast at the annual meeting, the Audit Committee may consider other independent registered public accounting firms.

The Board unanimously recommends that stockholders vote "FOR" the ratification of the appointment of FORVIS, LLP to serve as the Company's independent registered public accounting firm for the 2024 fiscal year.

Audit Fees. The following table sets forth the total fees billed by FORVIS for services performed for the 2023 and 2022 fiscal years.

	Fiscal 2023	Fiscal 2022
Audit Fees [1]	$ 352,946	$ 324,865
Audit-Related Fees [2]	13,125	12,605
Tax Fees [3]	27,195	29,555
Total Fees	$ 393,266	$ 367,025

(1) *Includes professional services rendered for the audit of the Company's annual financial statements and review of financial statements included in Forms 10-Q, or services normally provided in connection with statutory and regulatory filings (i.e., attest services required by FDICIA or Section 404 of the Sarbanes-Oxley Act), including out-of-pocket expenses.*

(2) *Includes professional services rendered in connection with the audit of the Company's employee benefit plan.*

(3) *Includes professional services rendered for the preparation of state and federal tax returns and tax consulting matters.*

These services and related fees were communicated and approved in accordance with the Audit Committee's policies and applicable SEC and PCAOB rules.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm. The Audit Committee has adopted a policy for approval of audit and permitted non-audit services by the Company's independent registered public accounting firm. The Audit Committee will consider annually and approve the provision of audit services by the independent registered public accounting firm and, if appropriate, approve the provision of certain defined audit and non-audit services. The Audit Committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements.

Any proposed specific engagement may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee or one or more of its members. The member or members to whom such authority is delegated shall report any specific approval of services at its next regular meeting. The Audit Committee will regularly review summary reports detailing all services being provided to the Company by its independent registered public accounting firm.

During the fiscal year ended December 31, 2023, all audit-related fees, tax fees, and all other fees set forth in the table above were approved by the Audit Committee.

Item 4 – Advisory (Non-Binding) Vote to Approve the Compensation of Named Executive Officers

The federal securities laws require the Company to hold a stockholder advisory (non-binding) vote on the compensation of its named executive officers, as described in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to endorse or not endorse the Company's executive compensation program and policies through a vote on the following resolution:

"Resolved, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as described in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in this proxy statement."

Because the vote is advisory, it will not be binding upon the Company or the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board unanimously recommends a vote "FOR" approval of the compensation of the Company's named executive officers.

The federal securities laws also require the Company to obtain, at least once every six years, a stockholder vote on the frequency of a stockholder vote on the compensation of the named executive officers. At the Company's 2020 annual meeting of stockholders, the Board of Directors recommended, and the Company's stockholders voted in favor of, an annual advisory vote on the compensation of the named executive officers. The next stockholder vote on the frequency of a stockholder vote on the compensation of the named executive officers will occur no later than at the Company's 2026 annual meeting of stockholders.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following information is furnished for the principal executive officer of the Company or its subsidiaries and the two most highly-compensated executive officers (other than the principal executive officer) of the Company and its subsidiaries whose total compensation for the fiscal year ended December 31, 2023, exceeded $100,000. These individuals are sometimes referred to in this proxy statement as the "named executive officers."

Name and Principal Position	Year	Salary	Bonus [1]	Non-Equity Incentive Plan [2]	Stock Awards [3]	Option Awards [3]	All Other Compensation [4]	Total
John H. Montgomery	2023	$449,221	$300,000	$ 88,265	$193,107	$94,641	$ 56,903	$1,182,137
President & Chief Executive Officer [2]	2022	435,000	—	56,737	65,625	49,749	44,697	651,808
Ralph Burchianti	2023	$301,414	$ —	$ 56,312	$ 18,709	$17,083	$ 36,253	$ 429,771
Senior Executive Vice President & Chief Credit Officer	2022	296,230	—	37,135	34,125	25,869	25,717	419,076
Jennifer L. George	2023	$252,253	$ —	$ 47,739	$ 19,809	$13,936	$ 19,745	$ 353,482
Senior Executive Vice President & Chief Operating Officer	2022	243,361	—	30,507	28,875	21,890	30,479	355,112

(1) The bonus amount for Mr. Montgomery was approved by the Compensation Committee as a result of the completion of the sale of the Bank's insurance subsidiary, Exchange Underwriters, Inc. The composition of the bonus was the following; $300,000 cash payout, 6,250 shares of stock awards and 10,000 shares of stock options that vested immediately upon the grant date of December 20, 2023 at the current grant date market price of $24.03. The value of the stock awards and stock options were $150,188 and $56,428, respectively.

(2) Amounts presented for a fiscal year were paid in the next year for performance pursuant to the Corporation's Incentive Compensation Plan.

(3) These amounts represent the grant date fair value of the awards issued to the named executive officers under the 2021 Equity Incentive Plan, as determined in accordance with applicable accounting standards, based on the closing price of the Company's common stock on the grant date ($22.01 and $26.25 per share on February 16, 2023 and 2022, respectively). Although the full grant date fair value of the stock awards and option awards are reflected in the above table, the actual value of the stock options, if any, realized by the named executive officers will depend on the extent to which the market value of the Company common stock exceeds the exercise price of the stock option on the date of exercise. Accordingly, there is no assurance that the value realized by a named executive officer will be at or near the estimated values reflected in the above table.

(4) The following table details the amounts reported in the "All Other Compensation" column for 2023. The table may exclude perquisites which did not exceed $10,000 in the aggregate for each named executive officer.

	Mr. Montgomery	Mr. Burchianti	Ms. George
Employer contributions to 401(k) plan	$ 26,072	$ 26,342	$ 14,764
Employer insurance premiums	15,332	5,689	1,171
Company car	2,812	—	—
Cell phone	840	—	300
Cash in lieu of dividends on restricted stock awards	7,588	3,663	3,510
Imputed income on split dollar life insurance	4,259	559	—
Total Other Compensation	$ 56,903	$ 36,253	$ 19,745

Employment Agreements and Executive Consultant Agreement. The Bank has entered into employment agreements with Mr. Montgomery and Ms. George and an Executive Consultant Agreement with Mr. Burchianti (referred to below as the "executives" or "executive").

Employment Agreement with Mr. Montgomery. The employment agreement with Mr. Montgomery was entered into on August 31, 2020 in connection with his appointment as President and Chief Executive Officer of the Bank. The employment agreement has a current term ending on April 30, 2026. On each anniversary date (which is defined as May 1 of each calendar year), the employment agreement will extend for one year such that the remaining term will be for 36 months thereafter, provided that disinterested members of the Bank's Board of Directors conduct a comprehensive performance evaluation of the executive and affirmatively approve of the extension. Mr. Montgomery's employment agreement provides for an annual base salary of $449,221, an annual target bonus opportunity of 20% of base salary, an annual equity award opportunity with a target grant date fair value equal to 20% of base salary, and an initial grant of 5,000 restricted stock awards and 15,000 stock option awards (the "Initial Equity Awards") that will vest ratably over a five-year period. In addition, Mr. Montgomery is entitled to participate in benefit plans that are made available by the Bank to management employees. Moreover, Mr. Montgomery is entitled to use of a company-owned automobile and will be reimbursed for all operating expenses of the automobile.

In the event of Mr. Montgomery's involuntary termination without "cause" or voluntary resignation for "good reason" (as such terms are defined in the employment agreement and hereinafter referred to as a "qualifying termination event"), he would be entitled to:

- a cash lump sum payment equal to the base salary that he would have earned during the then-remaining term of the Employment Agreement or 12 months, whichever is greater, and

- 12 monthly COBRA premium reimbursement payments to extent COBRA coverage is elected.

If the qualifying termination event occurs on or after a change in control of the Company or the Bank, Mr. Montgomery would instead be entitled to:

- a cash lump sum payment equal to three times his highest rate of base salary for the calendar year of his date of termination or either of the prior three calendar years, and

- 18 monthly COBRA premium reimbursement payments to the extent COBRA coverage is elected.

Prior to the expiration of the term, either Mr. Montgomery may terminate Mr. Montgomery's employment relationship for any reason (other than Good Reason) or no reason by providing the Bank with 30 days' advance written notice. Upon such event, the Bank's sole obligation under the employment agreement would be to pay any accrued but unearned compensation earned by Mr. Montgomery through the date of termination, provided, however that the Board may, at its sole discretion, pay Mr. Montgomery a bonus pursuant the Bank's bonus programs for which Mr. Montgomery is a participant.

Executive Consultant Agreement with Mr. Burchianti. Mr. Burchianti and the Bank have entered into an Executive Consultant Agreement that supersedes and replaces his former employment agreement with the Bank. Pursuant to the Executive Consultant Agreement, he will continue to serve as Senior Executive Vice President and Chief Credit Officer until his retirement date of April 30, 2024. During such period, he will continue to be paid his annual rate of base salary of $296,230.

Thereafter, he will serve as an executive consultant to the Bank until April 30, 2025, during which time he will assist with transitioning his duties and responsibilities to his successor, serve as an ambassador to the Bank, maintain customers and business relationships and assist in developing new business relationships. While serving as an executive consultant, he will be paid $5,000 per month and will be eligible to receive a bonus, if any, at the discretion of the Compensation Committee.

If Mr. Burchianti's consulting service is involuntarily terminated by the Bank without cause before April 30, 2025, he would be entitled to the base pay he would have earned had he continued to remain a consultant until April 30, 2025, provided that he signs a release of all claims (other than claims for vested benefits under the benefit plans of the Bank as of his date of termination) against Community Bank, the Company and their affiliates.

Employment Agreement with Ms. George. The employment agreement for Ms. George has a current term that expires on April 30, 2025. On each anniversary date (which is defined as May 1 of each calendar year), the employment agreement will extend for one year such that the remaining term will be for 36 months thereafter, provided that disinterested members of the Bank's Board of Directors conduct a comprehensive performance evaluation of Ms. George and affirmatively approve the extension.

The employment agreement provides for an annual base salary rate of $243,361 for Ms. George. In addition to base salary, Ms. George is entitled to participate in bonus programs and benefit plans that are made available by the Bank to management employees.

Ms. George will be reimbursed for all reasonable business expenses incurred.

In the event of the Ms. George's involuntary termination of employment for reasons other than cause, disability or death, or if Ms. George resigns during the term of the employment agreement for "good reason." Per the employment agreement the Bank will provide Ms. George with the following severance benefits:

- continued base salary payments (at the rate in effect as of the date of determination) for the greater of 12 months or the remaining term of the employment agreement, payable in accordance with regular payroll practices; and

- continued life insurance and non-taxable medical and dental coverage, which will end upon the earlier of the completion of the remaining term of the employment agreement or the date on which the executive receives substantially similar benefits from another employer.

Upon the occurrence of the executive's termination for any reason (other than for cause) on or after the effective time of a change in control of the Company or the Bank, then in lieu of the severance benefits immediately above, the Bank or any successor will provide the executive with the following severance benefits:

- a benefit equal to three times the executive's highest annual rate of base salary earned during the calendar year of the executive's date of termination or either of the three calendar years immediately preceding the date of termination, payable in equal installments according to regular payroll practices; and

- continued life insurance and non-taxable medical and dental coverage until the earlier of: (i) three years after the executive's date of termination; or (ii) the date on which the executive receives substantially similar benefits from another employer.

Upon any termination of employment (except following a change in control), each executive is required to adhere to non-competition and non-solicitation covenants for one year.

Incentive Compensation Plan. The Bank maintains a bonus program designed to align the interests of employees of the Bank with the overall performance of the Company and the Bank. Eligible employees, including our named executive officers are participants of the bonus program. Each employee's bonus amount is assigned as a percentage of base salary reflecting their role, responsibility, performance, as well as competitive market. Target incentive opportunities are 45% of salary for Chief Executive Officer and 35% of salary for other named executive officers. The bonus amounts are determined based on the satisfaction of objective performance targets and paid out in a combination of cash and equity. All executives receive 50% in cash and 50% in equity (25% restricted stock awards and 25% stock options), except for our Chief Executive Officer, who received 40% in cash and 60% in equity (30% restricted stock awards and 30% stock options). The bonus is based on the weighted financial ratings from the Corporate Scorecard for the following levels, Threshold, Target and Superior established by the Compensation Committee and can range from 10-80% for the Chief Executive Officer and 10-60% for other executives. For 2023, performance goals were pre-tax income (50%), nonperforming assets ratio (15%), deposit growth (15%), and loan growth (20%). Peer data from like-sized financial institutions was considered to evaluate these factors.

Split Dollar Agreements. The Bank has entered into split dollar life insurance agreements with each Messrs. Montgomery and Burchianti. Under each agreement, the executive's designated beneficiary will be entitled to share in the proceeds under a life insurance policy owned by the Bank on the life of the executive. The death benefit payable to Mr. Montgomery is $500,000 less the value of Mr. Montgomery's 5,000 shares of restricted stock and 15,000 stock options awarded under the 2015 Equity Incentive Plan on August 31, 2020 determined as of the date of death, provided, however, that the death proceeds will not exceed the "net death proceeds." The "net death proceeds" is defined as the total death proceeds of the Policy minus the greater of: (i) the cash surrender value or (ii) the aggregate premiums paid by the Bank related to the Policy. The death benefit payable to Mr. Burchianti is $200,000, provided, however that the death benefit must not exceed the executive's net-at-risk portion of the proceeds (which is the difference between the cash surrender value of the policy and the total proceeds payable under the policy upon the death of the insured). For Mr. Burchianti, if his termination occurs subsequent to a change in control of the Bank, he will be 100% vested in his death benefit. The Bank is the sole beneficiary of any death proceeds remaining after the executive's death benefit has been paid to his designated beneficiary.

401(k) Plan. The Bank maintains the 401(k) Profit Sharing Plan, a tax-qualified defined contribution retirement plan (the "401(k) Plan"), for all employees who have satisfied the 401(k) Plan's eligibility requirements. Each eligible employee can begin participating in the 401(k) Plan on the first day of the calendar quarter following the attainment of age 18 and completion of three months of service.

A participant may contribute up to 100% of his or her compensation to the 401(k) Plan on a pre-tax or post-tax (referred to as a "Roth" contribution) basis, subject to the limitations imposed by the Internal Revenue Code. For 2023, the salary deferral contribution limit was $22,500 provided, however, that a participant over age 50 may contribute an additional $7,500 to the 401(k) Plan. Each plan year, the Bank makes a matching contribution, based on each participant's salary deferral contribution. The matching contribution formula is currently a 25% match of employee 401(k) Plan deferrals (if any) up to the first 4% of compensation deferred. In addition to salary deferral contributions, the 401(k) Plan provides that the Bank will make a safe harbor employer contribution to each eligible participant's account equal to 3% of the participant's compensation earned during the plan year (referred to as a "safe harbor contribution"). A participant is always 100% vested in his or her salary deferral and safe harbor contributions. In addition, for the 2023 plan year, the Bank made a discretionary profit sharing contribution to each eligible participant's account equal to 1%.

Each participant vests in his or her profit sharing contribution at a rate 20% per year such that the participant will become 100% vested upon the completion of five years of credited service. However, a participant will immediately become 100% vested in any profit sharing contributions upon the participant's death, disability or attainment of age 65 while employed with the Bank.

Generally, a participant (or participant's beneficiary upon death) may receive a distribution from his or her vested account at retirement, age 59½ (while employed with the Bank), death, disability or termination of employment, which is payable in a lump sum. Each participant has an individual account under the 401(k) Plan and may direct the investment of his or her account balance among a variety of investment options available under the plan.

2021 Equity Incentive Plan. At the 2021 annual meeting, the Company's stockholders approved the 2021 Equity Incentive Plan to provide officers, employees and directors of the Company and the Bank with additional incentives to promote the growth and performance of the Company.

Subject to permitted adjustments for certain corporate transactions, the maximum number of shares of Company common stock that may be delivered to participants under the 2021 Equity Incentive Plan is equal to 500,000 shares of Company common stock (the "Share Limit"). Shares of Company common stock subject to the Share Limit may be issued pursuant to grants of stock options, restricted stock awards or restricted stock units, provided, however that the Share Limit is reduced, on a one-for-one basis, for each share of common stock subject to a stock option grant, and on a two and one-half-for-one basis for each share of common stock issued pursuant to restricted stock awards or restricted stock unit awards. If any award granted under the 2021 Equity Incentive Plan expires, terminates, is canceled or is forfeited without being settled or exercised or is settled without the issuance of shares of common stock, shares of Company common stock subject to such award will be made available for future grant under the 2021 Equity Incentive Plan. If any shares are surrendered or tendered to pay the exercise price of a stock option, such shares will not again be available for grant under the 2021 Equity Incentive Plan. In addition, shares of common stock withheld in payment for purposes of satisfying tax withholding obligations with respect to an award do not become available for re-issuance under the 2021 Equity Incentive Plan.

Employees and directors of the Company and its subsidiaries are eligible to receive awards under the 2021 Equity Incentive Plan, except non-employee directors may not be granted incentive stock options. The 2021 Equity Incentive Plan will be administered by the members of the Compensation Committee. The Compensation Committee may grant any of these types of awards subject to performance-based vesting conditions. Such awards shall be referred to herein as "performance awards." As of December 31, 2023,   stock options and 0 shares of restricted stock remain available for award from the 2021 Equity Incentive Plan.

The Compensation Committee shall specify the vesting schedule or conditions of each award. Awards made under the 2021 Equity Plan are subject to a minimum vesting period of one year from the date of grant, provided, however, that the following awards would not be subject to the one year minimum vesting requirement: (1) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction; (2) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding year's annual meeting; and (3) up to 5% of the available share reserve authorized for issuance under the 2021 Equity Incentive Plan.

Notwithstanding the foregoing, vesting (including the reduction or elimination of any restrictions) may be accelerated in the event of death, disability, or upon involuntary termination of employment or service following a change in control.

As part of this proxy statement, stockholders are being asked to approve the CB Financial Services, Inc. 2024 Equity Incentive Plan (see Item 2). If stockholders approve the 2024 Equity Incentive Plan, no additional awards will be granted under the 2021 Equity Incentive Plan.

Outstanding Equity Awards. The following table sets forth information with respect to outstanding equity awards as of December 31, 2023, for the named executive officers. All equity awards reflected in this table were granted pursuant to the 2021 and 2015 Equity Incentive Plans.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Restricted Stock That Have Not Vested	Market Value of Shares of Restricted Stock That Have Not Vested [7]
John H. Montgomery	3,000	6,000 [1]	$ 18.60	8/31/30	2,000 [1]	$ 47,620
	—	—	—	—	1,000 [3]	23,810
	2,000	8,000 [4]	26.25	2/16/32	2,000 [4]	47,620
	—	8,500 [5]	22.01	02/16/33	1,950 [5]	46,430
	10,000	— [6]	24.03	12/20/33	—	—
Ralph Burchianti	2,500	—	22.25	12/16/25	300 [2]	7,143
	2,810	—	26.45	12/16/26	800 [3]	19,048
	3,280	—	30.75	12/15/27	1,040 [4]	24,762
	1,040	4,160 [4]	26.25	2/16/32	850 [5]	20,239
	—	3,800 [5]	22.01	2/16/33	—	—
Jennifer L. George	7,500	—	22.25	12/16/25	300 [2]	7,143
	2,110	—	26.45	12/16/26	800 [3]	19,048
	1,690	—	30.75	12/15/27	880 [4]	20,953
	880	3,520 [4]	26.25	2/16/32	900 [5]	21,429
	—	3,100 [5]	22.01	2/16/33	—	—

(1) *Options and restricted stock awards vest in five equal installments, commencing on August 31, 2021.*

(2) *Restricted stock awards vest in five equal installments, commencing on December 14, 2020.*

(3) *Restricted stock awards vest in five equal installments, commencing on December 14, 2021.*

(4) *Options and restricted stock awards vest in five equal installments, commencing on February 16, 2023.*

(5) *Options and restricted stock awards vest in five equal installments, commencing on February 16, 2024.*

(6) *Options and restricted stock awards immediately vested upon grant date of December 20, 2023.*

(7) *Based on the $23.81 closing price of the Company's common stock on December 31, 2023.*

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

General. Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Delinquent Section 16(a) Reports. Based solely on its review of the copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in the Company's common stock during the fiscal year ended December 31, 2023, except for Karl G. Baily, Jonathan A. Bedway, Richard B. Boyer, Ralph Burchianti, Mark E. Fox, Charles R. Guthrie, CPA, Joseph Headlee, John J. LaCarte, John H. Montgomery, Roberta Robinson Olejasz, David F. Pollock, John M. Swiatek, Jamie L. Prah, CPA, and Jennifer L. George who each inadvertently failed to file a timely Form 4 for the February 16, 2023 equity grants, and for John H. Montgomery and Jennifer L. George who each inadvertently failed to file a timely Form 4 to report the sale of common stock shares to cover taxes related to equity vesting on December 20, 2023 and December 15, 2023, respectively.

Transactions with Related Persons

Loans and Extensions of Credit. Federal law generally prohibits the Company from making loans to its executive officers and directors. However, there is a specific exemption from such prohibition for loans made by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal banking regulations generally require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. However, federal regulations allow financial institutions, such as the Bank, to make loans to executive officers and directors at reduced interest rates if the loans are made under a benefit program that is generally available to all other employees and that does not give preference to any executive officer or director over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of the Bank's capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the Bank's Board of Directors.

The outstanding balance of loans extended by the Bank to its executive officers and directors and related parties was $0.0 million at December 31, 2023. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features when made.

Other Transactions. Since January 1, 2023, there have been no transactions and there are no currently proposed transactions in which the Company or the Bank were or are to be a participant and the amount involved exceeds $120,000, and in which any of the Company's executive officers and directors had or will have a direct or indirect material interest.

Pay Versus Performance

Pay Versus Performance ("PvP"). The SEC adopted amendments to its rules in August 2022 requiring companies to disclose information reflecting the correlation between executive compensation actually paid by a company and the company's financial performance. The following table lists executive compensation actually paid to John H. Montgomery, the Company's principal executive officer ("PEO"), and Ralph Burchianti and Jennifer L. George, the Company's Non-PEO named executive officers ("NEOs"), and total shareholder return ("TSR") and net income for the Company's two most recent fiscal years ended December 31, 2023 and 2022.

Year	SCT Total for PEO	Compensation Actually Paid to PEO	Average Summary Compensation Table Total for Non-PEO NEOs [1]	Average Compensation Actually Paid to Non-PEO NEOs	Value of Initial Fixed $100 Investment Based on Total Shareholder Return [2]	Net Income [3]
2023	$1,182,137	$1,277,812	$391,627	$429,341	$133.58	$22,550,000
2022	651,808	605,669	387,094	366,173	116.69	11,247,000

(1) The Average SCT Table Total for Non-PEO NEOs consist of compensation for Mr. Burchianti and Ms. George for each year presented.

(2) The total shareholder return ("TSR") is calculated by taking the difference of the Company's stock price from the beginning of the measurement period, December 31, 2020 at $20.01, and the ending of the measurement periods of December 31, 2022 and 2023 at $21.43 and $23.81, respectively. Then adding total measurement period dividends of $1.00 for the year ended December 31, 2023 and $0.96 for each of the years ended December 31, 2021 and 2022, dividing by the end of measurement period stock price.

(3) The Company's Net Income as reported on the Consolidated Statements of Income as filed in the Annual Report on Form 10-K on March 13, 2023.

The table below reconciles the SCT to the PvP table above.

	PEO		Average Non-PEO NEOs	
	2023	2022	2023	2022
SCT Total	$ 1,182,137	$ 651,808	$ 391,627	$ 387,094
Less: Fiscal Year Equity Awards Grant Date Fair Value	287,748	115,374	34,769	55,380
Add: Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior and Fiscal Years	58,284	(13,369)	20,147	(5,042)
Fair Value of Equity Compensation Granted in Current Year at Year-End	96,566	87,060	41,183	41,789
Change in Fair Value from End of Prior Fiscal Year to Vesting Date for Awards Made in Prior Fiscal Years that Vested During Current Fiscal Year	228,573	(4,456)	11,153	(2,288)
Compensation Actually Paid	$ 1,277,812	$ 605,669	$ 429,341	$ 366,173

Fair value was calculated in accordance with the Company's methodology used for financial reporting purposes.

TSR value represents the Company's TSR based on an initial $100 investment on December 31, 2020, assuming the reinvestment of dividends.

Net income is calculated in accordance with GAAP and reflects the amounts reported in the Company's Annual Report on Form 10-K for the applicable year.

Relationship between CAP to our PEO, and the Average of the CAP to our Other Non-PEO NEOs, and the Company's Cumulative TSR. For 2022 to 2023, the CAP to our PEO increased by 110.98% , and the average of the CAP to the other Non-PEO NEOs increased by 17.25%, compared to a 14.48% increase in our TSR over the same time period.

Relationship between CAP to our PEO, and the Average of the CAP to our Other Non-PEO NEOs, and the Company's Net Income. For 2022 to 2023, the CAP to our PEO increased by 110.98%, and the average of the CAP to the other Non-PEO NEOs increased by 17.25%, compared to a 100.50% increase in the Company's Net Income over the same time period.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 6, 2024. If next year's annual meeting is held on a date that is more than 30 calendar days from May 15, 2025, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the annual meeting of stockholders to be held in 2025 must give the Company notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's annual meeting of stockholders, or by March 16, 2025.

In addition to the requirement set forth under SEC Rule 14a-19, the Company's Articles of Incorporation provide that, in order for a stockholder to make nominations for the election of directors and/or proposals for business to be brought before the annual meeting, a stockholder must deliver written notice of such nominations and/or proposal to the Company's Secretary not less than 60 days before the anniversary date of the immediately preceding annual meeting. A copy of the Articles of Incorporation may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board and/or individual directors. All communications from stockholders should be addressed to CB Financial Services, Inc., 100 North Market Street, Carmichaels, Pennsylvania 15320. Communications to the Board should be sent to the attention of Elizabeth A. Calvario, Corporate Secretary. Communications to individual directors should be sent to such director at the Company's address. Stockholders who wish to communicate with a committee of the Board should send their communications to the attention of the Chairman of the particular committee. It is in the discretion of the Nominating/Corporate Governance Committee as to whether a communication sent to the full Board should be brought before the full Board.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. They will not receive additional compensation for these solicitation activities. In addition, the Company has engaged Laurel Hill Advisory Group, LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $6,000 plus reimbursement of expenses.

The Company's Annual Report on Form 10-K accompanies this proxy statement. Any stockholder who has not received a copy of the Annual Report on Form 10-K may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope, or by voting via the Internet or by telephone.

By Order of the Board of Directors,

Elizabeth A. Calvario

Elizabeth A. Calvario
Corporate Secretary

Carmichaels, Pennsylvania
April 5, 2024

CB FINANCIAL SERVICES, INC.

2024 EQUITY INCENTIVE PLAN

ARTICLE 1 - GENERAL

Section 1.1 <u>**Purpose, Effective Date and Term**</u>. The purpose of this CB Financial Services, Inc. 2024 Equity Incentive Plan (as amended from time to time, the "**Plan**") is to promote the long-term financial success of CB Financial Services, Inc. (the "**Company**"), and its Subsidiaries, including Community Bank (the "**Bank**") by providing a means to attract, retain and reward individuals who contribute to such success and to further align their interests with those of the Company's stockholders through the ownership of Company common stock. The "**Effective Date**" of the Plan is the date the Plan is approved by the Company's stockholders. The Plan will remain in effect as long as any awards under it are outstanding; *provided, however,* that no Awards may be granted under the Plan after the day immediately prior to the ten-year anniversary of the Effective Date. Upon stockholder approval of this Plan, no further awards shall be granted under the CB Financial Services, Inc. 2021 Equity Incentive Plan (the "2021 Equity Incentive Plan"), and the 2021 Equity Incentive Plan shall remain in existence solely for the purpose of administering outstanding grants thereunder.

Section 1.2 <u>**Administration**</u>. The Plan shall be administered by the Compensation Committee of the Company's Board of Directors (the "**Committee**"), in accordance with **Section 5.1**.

Section 1.3 <u>**Participation**</u>. Each Employee or Director of, or service provider to, the Company or any Subsidiary of the Company who is granted an Award in accordance with the terms of the Plan shall be a "**Participant**" in the Plan. The grant of Awards under the Plan shall be limited to Employees and Directors of, and service providers to, the Company or any Subsidiary.

Section 1.4 <u>**Definitions**</u>. Capitalized terms used in the Plan are defined in **Article 8** and elsewhere in the Plan.

ARTICLE 2 - AWARDS

Section 2.1 <u>**General**</u>. Any Award under the Plan may be granted singularly, or in combination with another Award (or Awards). Each Award under the Plan shall be subject to the terms and conditions of the Plan and such additional terms, conditions, limitations and restrictions as the Committee shall provide with respect to such Award and as evidenced in the Award Agreement. Every Award under the Plan shall require a written Award Agreement. Subject to the provisions of **Section 2.5**, an Award may be granted as an alternative to or replacement of an existing award under the Plan or any other plan of the Company or any Subsidiary (provided, however, that no reload Awards shall be granted hereunder) or as the form of payment for grants or rights earned or due under any other compensation plan or arrangement of the Company or its Subsidiaries, including without limitation the plan of any entity acquired by the Company or any Subsidiary. The types of Awards that may be granted under the Plan include:

(a) *Restricted Stock Awards.* A Restricted Stock Award means a grant of shares of Stock under **Section 2.2** for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan, subject to a time-based vesting schedule or the satisfaction of market conditions or performance conditions.

(b) *Restricted Stock Units*. A Restricted Stock Unit means a grant under **Section 2.3** denominated in shares of Stock that is similar to a Restricted Stock Award except no shares of Stock are actually awarded on the date of grant of a Restricted Stock Unit. A Restricted Stock Unit is subject to a time-based vesting schedule or the satisfaction of market conditions or performance conditions and shall be settled in shares of Stock; provided, however, that in the sole discretion of the Committee, determined at the time of settlement, a Restricted Stock Unit may be settled in cash based on the Fair Market Value of a share of the Company's Stock multiplied by the number of Restricted Stock Units being settled.

(d) *Performance Awards*. A Performance Award means an Award under **Sections 2.2 or 2.3** that vests upon the achievement of one or more specified performance measures, as further set forth in Article 8.

Section 2.2. <u>**Restricted Stock Awards.**</u>

(a) *Grant of Restricted Stock.* Each Restricted Stock Award shall be evidenced by an Award Agreement, that shall: (i) specify the number of shares of Stock covered by the Restricted Stock Award; (ii) specify the date of grant of the Restricted Stock Award; (iii) specify the vesting period; and (iv) contain such other terms and conditions not inconsistent with the Plan, including the effect of termination of Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe. Restricted Stock Awards may be granted as Performance Awards. All Restricted Stock Awards shall be in the form of issued and outstanding shares of Stock that, at the discretion of the Committee, shall be either: (x) registered in the name of the Participant and held or on behalf of the Company, together with a stock power executed by the Participant in favor of the Company, pending the vesting or forfeiture of the Restricted Stock; or (y) registered in the name of, and delivered to, the Participant. In any event, the certificates evidencing the Restricted Stock Award shall at all times prior to the applicable vesting date bear the following legend:

> The Stock evidenced hereby is subject to the terms of an Award Agreement between CB Financial Services, Inc. and [Name of Participant] dated [Date], made pursuant to the terms of the CB Financial Services, Inc. 2024 Equity Incentive Plan, as amended from time to time, copies of which are on file at the executive offices of CB Financial Services, Inc., and may not be sold, encumbered, hypothecated or otherwise transferred except in accordance with the terms of such Plan and Award Agreement.

or such other restrictive legend as the Committee, in its discretion, may specify. Notwithstanding the foregoing, the Company may in its sole discretion issue Restricted Stock in any other approved format (e.g., electronically) in order to facilitate the paperless transfer of such Awards. In the event Restricted Stock is not issued in certificate form, the Company and the transfer agent shall maintain appropriate bookkeeping entries that evidence Participants' ownership of such Awards. Restricted Stock that is not issued in certificate form shall be subject to the same terms and conditions of the Plan as certificated shares, including the restrictions on transferability and the provision of a stock power executed by the Participant in favor of the Company, until the satisfaction of the conditions to which the Restricted Stock Award is subject.

(b) *Terms and Conditions.* Each Restricted Stock Award shall be subject to the following terms and conditions:

(i) *Dividends.* No cash dividends shall be paid with respect to any Restricted Stock Awards unless and until the Participant vests in the underlying share(s) of Restricted Stock. Upon the vesting of a Restricted Stock Award, any dividends declared but not paid during the vesting period shall be paid within thirty (30) days following the vesting date. Any stock dividends declared on shares of Stock subject to a Restricted Stock Award shall be subject to the same restrictions and shall vest at the same time as the shares of Restricted Stock from which said dividends were derived. All unvested dividends shall be forfeited by the Participants to the extent their underlying Restricted Stock Awards are forfeited.

(ii) *Voting Rights.* Unless the Committee determines otherwise with respect to any Restricted Stock Award and specifies such determination in the relevant Award Agreement, a Participant shall have voting rights related to the unvested, non-forfeited Restricted Stock Award and such voting rights shall be exercised by the Participant in his or her discretion.

(iii) *Tender Offers and Merger Elections.* Each Participant to whom a Restricted Stock Award is granted shall have the right to respond, or to direct the response, with respect to the related shares of Restricted Stock, to any tender offer, exchange offer, cash/stock merger consideration election or other offer made to, or elections made by, the holders of shares of Stock. Such a direction for any such shares of Restricted Stock shall be given by proxy or ballot (if the Participant is the beneficial owner of the shares of Restricted Stock for voting purposes) or by completing and filing, with the inspector of elections, the trustee or such other person who shall be independent of the Company as the Committee shall designate in the direction (if the Participant is not such a beneficial owner), a written direction in the form and manner prescribed by the Committee. If no such direction is given, then the shares of Restricted Stock shall not be tendered.

Section 2.3 <u>Restricted Stock Units</u>.

(a) *Grant of Restricted Stock Unit Awards.* Each Restricted Stock Unit shall be evidenced by an Award Agreement which shall: (i) specify the number of Restricted Stock Units covered by the Award; (ii) specify the date of grant of the Restricted Stock Units; (iii) specify the vesting period or market conditions or performance conditions that must be satisfied in order to vest in the Award; and (iv) contain such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Services with the Company as the Committee may, in its discretion, prescribe. Restricted Stock Unit Awards shall be paid in shares of Stock, or in the sole discretion of the Committee determined at the time of settlement, in cash or a combination of cash and shares of Stock.

(b) *Terms and Conditions.* Each Restricted Stock Unit Award shall be subject to the following terms and conditions:

(i) *Type of Award.* A Restricted Stock Unit Award shall be similar to a Restricted Stock Award except that no shares of Stock are actually awarded to the recipient on the date of grant. Each Restricted Stock Unit shall be evidenced by an Award Agreement that shall specify the Restriction Period (defined below), the number of Restricted Stock Units granted, and such other provisions, including the effect of termination of a Participant's employment or Service with the Company, as the Committee shall determine. The Committee shall impose such other conditions and/or restrictions on any Restricted Stock Unit Award granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Restricted Stock Unit, time-based restrictions and vesting following the attainment of performance measures, restrictions under applicable laws or under the requirements of any Exchange or market upon which such shares may be listed, or holding requirements or sale restrictions placed by the Company upon vesting of such Restricted Stock Units.

Restricted Stock Units may be granted as Performance Awards.

(ii) *Non-Transferable.* Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Unit for which such Participant's continued Service is required (the "**Restriction Period**"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable performance measures (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iii) *Voting Rights.* A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(iv) *Dividends.* No dividends shall be paid on Restricted Stock Units. In the sole discretion of the Committee, exercised at the time of grant, Dividend Equivalent Rights may be assigned to Restricted Stock Units. A Dividend Equivalent Right, if any, shall be paid at the same time as the shares of Stock or cash subject to the Restricted Stock Unit are distributed to the Participant and is otherwise subject to the same rights and restrictions as the underlying Restricted Stock Unit.

Section 2.4 **Vesting of Awards**. The Committee shall specify the vesting schedule or conditions of each Award. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan shall vest no earlier than the first anniversary of the date on which the Award is granted; <u>provided</u>, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries, (ii) Awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iii) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 3.2 (subject to adjustment under Section 3.4); and, <u>provided</u>, <u>further</u>, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award or acceleration in the event of death, Disability or a Change in Control in the terms of the Award Agreement or otherwise.

Section 2.5 **Deferred Compensation**. If any Award would be considered "deferred compensation" as defined under Code Section 409A ("**Deferred Compensation**"), the Committee reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award Agreement, without the consent of the Participant, to maintain exemption from, or to comply with, Code Section 409A. Any amendment by the Committee to the Plan or an Award Agreement pursuant to this **Section 2.5** shall maintain, to the extent practicable, the original intent of the applicable provision without violating Code Section 409A. A Participant's acceptance of any Award under the Plan constitutes acknowledgement and consent to such rights of the Committee, without further consideration or action. Any discretionary authority retained by the Committee pursuant to the terms of this Plan or pursuant to an Award Agreement shall not be applicable to an Award which is determined to constitute Deferred Compensation, if such discretionary authority would contravene Code Section 409A. Unless otherwise provided in a valid election form intended to comply with Code Section 409A, all Awards that are considered Deferred Compensation hereunder shall settle and be paid in no event later than 2 ½ months following the end of the calendar year with respect to which the Award's substantial risk of forfeiture lapsed.

Section 2.6. **Effect of Termination of Service on Awards.** The Committee shall establish the effect of a Termination of Service on the continuation of rights and benefits available under an Award and, in so doing, may make distinctions based upon, among other things, the cause of Termination of Service and type of Award. Unless otherwise specified by the Committee and set forth in an Award Agreement, the following provisions shall apply to each Award granted under this Plan:

(a) Upon the Participant's Termination of Service for any reason other than due to Disability, death or Termination for Cause, Restricted Stock or Restricted Stock Units that have not vested as of the date of Termination of Service shall expire and be forfeited.

(b) In the event of a Termination of Service for Cause, all Restricted Stock Awards, and Restricted Stock Units granted to a Participant that have not vested shall expire and be forfeited.

(c) Upon Termination of Service for reason of Disability or death, all Restricted Stock Awards and Restricted Stock Units shall vest as to all shares subject to an outstanding Award, whether or not otherwise immediately vested, at the date of Termination of Service.

(d) Notwithstanding the provisions of this **Section 2.6**, the effect of a Change in Control on the vesting of Restricted Stock Awards, Restricted Stock Units and Performance Awards is as set forth in **Article 4**.

ARTICLE 3 - Shares Subject to Plan

Section 3.1   Available Shares. The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued, currently held or, to the extent permitted by applicable law, subsequently acquired by the Company, including shares purchased in the open market or in private transactions.

Section 3.2   Share Limitations.

  (a)   *Share Reserve*. Subject to the following provisions of this **Section 3.2**, the maximum number of shares of Stock that may be issued to Participants and their beneficiaries under the Plan shall be equal to 287,500 shares of Stock (the "**Share Limit**"). The aggregate number of shares available for grant under this Plan shall be subject to adjustment as provided in **Section 3.4**.

  (b)   *Computation of Shares Available.* For purposes of this **Section 3.2**, the Share Limit shall be reduced by the number of shares of Stock granted under the Plan, subject to the following:

  (i)   to the extent any shares of Stock covered by an Award under the Plan are not delivered to a Participant or beneficiary for any reason, including because the Award is forfeited or canceled, then such shares shall not be deemed to have been delivered for purposes of determining the remaining Share Limit; and

  (ii)   to the extent shares of Stock are withheld to satisfy withholding taxes upon vesting of an Award granted hereunder, then the number of shares of Stock available shall be reduced by the gross number of shares of Stock issued rather than by the net number of shares of Stock issued.

Section 3.3   Limitations on Grants to Directors

  (a)   The maximum number of shares of Stock that may be covered by Awards granted to any non-employee Director during a single fiscal year shall be limited so that the value of the Awards, taken together with any cash fees paid to such Non-Employee Director, in respect of his or her service during such year (including services as a member or chair of any committees of the Board) do not exceed $200,000 in total value (calculating the value of any such Awards based on the grant date fair value for financial reporting purposes).

  (b)   The aggregate number of shares available for grant under this Plan and the number of shares subject to outstanding Awards, including the limit on the number of Awards available for grant under this Plan described in this **Section 3.3**, shall be subject to adjustment as provided in **Section 3.4**.

Section 3.4   Corporate Transactions. If the shares of Stock are changed into or exchanged for a different number of kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, spinoff, combination of shares, exchange of shares, extraordinary cash dividend, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kind of shares subject to the Share Limit and the number, kind and purchase price per share (if applicable) of shares subject to outstanding Awards shall be adjusted proportionately and accordingly by the Committee, so that the proportionate interest of the grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, outstanding Awards (including, without limitation, cancellation of Awards in exchange for the in-the-money value, if any, of the vested portion thereof, or substitution or exchange of Awards using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any parent or Subsidiary or the financial statements of the Company or any parent or Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

Section 3.5   Delivery of Shares. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

  (a)   *Compliance with Applicable Laws.* Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, the requirements of the Securities Act), and the applicable requirements of any Exchange or similar entity.

  (b)   *Certificates.* To the extent that the Plan provides for the issuance of shares of Stock, the issuance may be made on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any Exchange.

ARTICLE 4 - CHANGE IN CONTROL

Section 4.1 **Consequence of a Change in Control**. Subject to the provisions of **Section 3.4** (relating to the adjustment of shares) and except as otherwise provided in the applicable Award Agreement:

(a) Upon an Involuntary Termination following a Change in Control, all Awards of Restricted Stock Awards and Restricted Stock Units that are not Performance Awards shall be fully earned and vested immediately.

(b) Upon an Involuntary Termination following a Change in Control, all Performance Awards shall vest at the higher of the actual level of the performance measures that have been achieved, or pro-rata assuming the performance measures have been achieved at "target."

(c) Notwithstanding anything in the Plan to the contrary, in the event of a Change in Control in which the Company is not the surviving entity, any Awards granted under the Plan which are outstanding immediately prior to such Change in Control shall become fully vested in the event the successor entity does not assume the Awards granted under the Plan and Performance Awards shall vest at the rate specified in Section 4.1(b) of the Plan.

Section 4.2 **Definition of Change in Control**. For purposes of the Plan, unless otherwise provided in an Award Agreement, a "**Change in Control**" shall be deemed to have occurred upon the earliest to occur of the following:

(a) *Merger*: The Company or the Bank merges into or consolidates with another entity, or merges another bank or corporation into the Company or the Bank, and as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company or the Bank immediately before the merger or consolidation; **(b)** the acquisition of all or substantially all of the assets of the Company or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the outstanding securities of the Company entitled to vote generally in the election of directors by any person or by any persons acting in concert, or approval by the stockholders of the Company of any transaction which would result in such an acquisition;

(b) *Acquisition of Significant Share Ownership*: A person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's or the Bank's Voting Securities; provided, however, this clause (b) shall not apply to beneficial ownership of the Company's or the Bank's voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns 50% or more of its outstanding Voting Securities; a complete liquidation or dissolution of the Company or the Bank, or approval by the stockholders of the Company of a plan for such liquidation or dissolution;

(c) *Change in Board Composition*: During any period of two consecutive years, individuals who constitute the Company's or the Bank's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's or the Bank's Board of Directors; provided, however, that for purposes of this clause (c), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (2/3) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period or who is appointed as a director as a result of a directive, supervisory agreement or order issued by the primary federal regulator of the Company or the Bank or by the Federal Deposit Insurance Corporation shall be deemed to have also been a director at the beginning of such period; or

(d) *Sale of Assets*: The Company and the Bank sells to a third party all or substantially all of its assets.

Notwithstanding the foregoing, in the event that an Award constitutes Deferred Compensation, and the settlement of, or distribution of benefits under, such Award is to be triggered solely by a Change in Control, then with respect to such Award, a Change in Control shall be defined as required under Code Section 409A, as in effect at the time of such transaction.

ARTICLE 5 - COMMITTEE

Section 5.1 **Administration**. The Plan shall be administered by the members of the Compensation Committee of the Company who are Disinterested Board Members. If the Committee consists of fewer than two Disinterested Board Members, then the Board shall appoint to the Committee such additional Disinterested Board Members as shall be necessary to provide for a Committee consisting of at least two Disinterested Board Members. Any members of the Committee who do not qualify as Disinterested Board Members shall abstain from participating in any discussion or decision to make or administer Awards that are made to Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the Exchange Act. The Board (or if necessary to maintain compliance with the applicable listing standards, those members of the Board who are "independent directors" under the corporate governance statutes or rules of any national Exchange on which the Company lists, or has listed or seeks to list its securities, may, in its discretion, take any action and exercise any power, privilege or discretion conferred on the Committee under the Plan with the same force and effect under the Plan as if done or exercised by the Committee.

Section 5.2   Powers of Committee. The Committee's administration of the Plan shall be subject to the following:

(a)   The Committee will have the authority and discretion to select from among the Company's and its Subsidiaries' Employees, Directors and service providers those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, features, performance criteria, restrictions (including without limitation, provisions relating to non-competition, non-solicitation and confidentiality), and other provisions of such Awards, to cancel or suspend Awards (subject to the restrictions imposed by **Article 6**) and to reduce, eliminate or accelerate any restrictions applicable to an Award at any time after the grant of the Award. Notwithstanding the foregoing, the Committee will not have the authority or discretion to accelerate the vesting requirements applicable to an Award to avoid the one-year minimum vesting requirement pursuant to **Section 2.4** except in the event of a Change in Control as provided under **Section 4.1** and in the event of termination due to death or Disability.

(b)   The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c)   The Committee will have the authority to define terms not otherwise defined herein.

(d)   Any interpretation of the Plan by the Committee and any decision made by it under the Plan are final and binding on all persons.

(e)   In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the certificate of incorporation and bylaws of the Company and applicable state corporate law.

Section 5.3   Delegation by Committee. Except to the extent prohibited by applicable law, the applicable rules of an Exchange upon which the Company lists its shares or the Plan, or as necessary to comply with the exemptive provisions of Rule 16b-3 promulgated under the Exchange Act, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, including (a) delegating to a committee of one or more members of the Board who are not "Disinterested Board Members," the authority to grant Awards under the Plan to eligible persons who are not then subject to Section 16 of the Exchange Act; or (b) delegating to a committee of one or more members of the Board who would be eligible to serve on the Compensation Committee of the Company pursuant to the listing requirements imposed by any national securities Exchange on which the Company lists, has listed or seeks to list its securities, the authority to grant awards under the Plan. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any awards so granted. Any such allocation or delegation may be revoked by the Committee at any time.

Section 5.4   Information to be Furnished to Committee. As may be permitted by applicable law, the Company and its Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and its Subsidiaries as to a Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined by the Committee to be manifestly incorrect. Subject to applicable law, Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 5.5   Committee Action. The Committee shall hold such meetings, and may make such administrative rules and regulations, as it may deem proper. A majority of the members of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at a meeting at which a quorum is present, as well as actions taken pursuant to the unanimous written consent of all of the members of the Committee without holding a meeting, shall be deemed to be actions of the Committee. Subject to **Section 5.1**, all actions of the Committee shall be final and conclusive and shall be binding upon the Company, Participants and all other interested parties. Any person dealing with the Committee shall be fully protected in relying upon any written notice, instruction, direction or other communication signed by a member of the Committee or by a representative of the Committee authorized to sign the same in its behalf.

ARTICLE 6 - AMENDMENT AND TERMINATION

Section 6.1   General. The Board may, as permitted by law, at any time, amend or terminate the Plan, and may, at any time, amend any Award Agreement, provided that no amendment or termination (except as provided in **Section 2.5**, **Section 3.4** and **Section 6.2**) may cause the Award to violate Code Section 409A or, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely impair the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board;

provided, however, that, no amendment may (a) materially increase the benefits accruing to Participants under the Plan; (b) materially increase the aggregate number of securities that may be issued under the Plan, other than pursuant to **Section 3.4**, or (c) materially modify the requirements for participation in the Plan, unless the amendment under (a), (b) or (c) above is approved by the Company's stockholders.

Section 6.2   Amendment to Conform to Law and Accounting Changes. Notwithstanding any provision in this Plan or any Award Agreement to the contrary, the Committee may amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of (i) conforming the Plan or the Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), or (ii) avoiding an accounting treatment resulting from an accounting pronouncement or interpretation thereof issued by the SEC or Financial Accounting Standards Board subsequent to the adoption of the Plan or the making of the Award affected thereby, which in the sole discretion of the Committee, may materially and adversely affect the financial condition or results of operations of the Company. By accepting an Award under this Plan, each Participant agrees and consents to any amendment made pursuant to this **Section 6.2** or **Section 2.5** to any Award granted under the Plan without further consideration or action.

ARTICLE 7 - GENERAL TERMS

Section 7.1   No Implied Rights.

    (a)   *No Rights to Specific Assets.* Neither a Participant nor any other person shall by reason of participation in the Plan acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the shares of Stock or amounts, if any, payable or distributable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

    (b)   *No Contractual Right to Employment or Future Awards.* The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating Employee the right to be retained in the employ of the Company or any Subsidiary or any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. No individual shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to receive a future Award under the Plan. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

    (c)   *No Rights as a Stockholder*. Except as otherwise provided in the Plan or in an Award Agreement, no Award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

Section 7.2   Transferability. Restricted Stock Awards shall not be transferable prior to the time that such Awards vest in the Participant. A Restricted Stock Unit Award is not transferable, except in the event of death, prior to the time that the Restricted Stock Unit Award vests and is earned and the property in which the Restricted Stock Unit is denominated is distributed to the Participant or the Participant's beneficiary.

Section 7.3   Designation of Beneficiaries. A Participant hereunder may file with the Company a written designation of a beneficiary or beneficiaries under this Plan and may from time to time revoke or amend any such designation ("**Beneficiary Designation**"). Any designation of beneficiary under this Plan shall be controlling over any other disposition, testamentary or otherwise (unless such disposition is pursuant to a domestic relations order); *provided, however,* that if the Committee is in doubt as to the entitlement of any such beneficiary to any Award, the Committee may determine to recognize only the legal representative of the Participant in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

Section 7.4   Non-Exclusivity. Neither the adoption of this Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, the granting of Restricted Stock Awards or Restricted Stock Units otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Section 7.5   Award Agreement. Each Award granted under the Plan shall be evidenced by an Award Agreement. A copy of the Award Agreement, in any medium chosen by the Committee, shall be provided (or made available electronically) to the Participant, and the Committee may, but need not require, that the Participant sign a copy of the Award Agreement. In the absence of a specific provision in the Award Agreement, the terms of the Plan shall control.

Section 7.6   Form and Time of Elections; Notification Under Code Section 83(b).   Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require. Notwithstanding anything herein to the contrary, the Committee may, on the date of grant or at a later date, as applicable, prohibit an individual from making an election under Code Section 83(b). If the Committee has not prohibited an individual from making this election, an individual who makes this election shall notify the Committee of the election within ten (10) days of filing notice of the election with the Internal Revenue Service. This requirement is in addition to any filing and notification required under the regulations issued under the authority of Code Section 83(b).

Section 7.7   Evidence.   Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information upon which the person is acting considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 7.8   Tax Withholding.   Where a Participant is entitled to receive shares of Stock upon the vesting of an Award, the Company shall have the right to require such Participant to pay to the Company the amount of any tax that the Company is required to withhold with respect to such vesting, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of shares of Stock to cover the amount to be withheld. To the extent determined by the Committee or specified in an Award Agreement and no adverse accounting consequences are triggered under FASB ASC Topic 718 or its successor and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity, a Participant shall have the ability to direct the Company to satisfy up to his or her highest marginal tax rate of required federal, state and local tax withholding by withholding a number of shares (based on the Fair Market Value on the vesting date) otherwise vesting that would satisfy the maximum amount of tax withholding. Provided there are no adverse accounting consequences to the Company (a requirement to have liability classification of an award under FASB ASC Topic 718 is an adverse consequence), a Participant who is not required to have taxes withheld may require the Company to withhold in accordance with the preceding sentence as if the Award up to the Participant's highest marginal tax rate.

Section 7.9   Action by Company or Subsidiary.   Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its Board of Directors, or by action of one or more members of the Board (including a committee of the Board) who are duly authorized to act for the Board, or (except to the extent prohibited by applicable law or applicable rules of the Exchange on which the Company lists its securities) by a duly authorized officer of the Company or such Subsidiary.

Section 7.10   Successors.   All obligations of the Company under this Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business, stock, and/or assets of the Company.

Section 7.11   Indemnification.   To the fullest extent permitted by law and the Company's governing documents, each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with **Section 5.3**, or an Employee of the Company shall be indemnified and held harmless by the Company (i) against and from any loss (including amounts paid in settlement), cost, liability or expense (including reasonable attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan; and (ii) against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute or regulation. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's charter or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless. The foregoing right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if required by applicable law, an advancement of expenses shall be made only upon delivery to the Company of an undertaking by or on behalf of such persons to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

Section 7.12   No Fractional Shares.   Unless otherwise permitted by the Committee, no fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash or other property shall be issued or paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated by rounding down.

Section 7.13 **Governing Law**. The Plan, all Awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without reference to principles of conflict of laws, except as superseded by applicable federal law. The federal and state courts located in the Commonwealth of Pennsylvania, shall have exclusive jurisdiction over any claim, action, complaint or lawsuit brought under the terms of the Plan. By accepting any award under this Plan, each Participant and any other person claiming any rights under the Plan agrees to submit himself or herself and any legal action that the Participant brings under the Plan, to the sole jurisdiction of such courts for the adjudication and resolution of any such disputes.

Section 7.14 **Benefits Under Other Plans**. Except as otherwise provided by the Committee or as set forth in a Qualified Retirement Plan, Awards to a Participant (including the grant and the receipt of benefits) under the Plan shall be disregarded for purposes of determining the Participant's benefits under, or contributions to, any Qualified Retirement Plan, non-qualified plan and any other benefit plans maintained by the Participant's employer. The term "**Qualified Retirement Plan**" means any plan of the Company or a Subsidiary that is intended to be qualified under Code Section 401(a).

Section 7.15 **Validity**. If any provision of this Plan is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision has never been included herein.

Section 7.16 **Notice**. Unless otherwise provided in an Award Agreement, all written notices and all other written communications to the Company provided for in the Plan, or in any Award Agreement, shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile, email or prepaid overnight courier to the Company at its principal executive office. Such notices, demands, claims and other communications shall be deemed given:

  (a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

  (b) in the case of certified or registered U.S. mail, five (5) days after deposit in the U.S. mail; or

  (c) in the case of facsimile or email, the date upon which the transmitting party received confirmation of receipt; *provided, however,* that in no event shall any such communications be deemed to be given later than the date they are actually received, provided they are actually received. In the event a communication is not received, it shall only be deemed received upon the showing of an original of the applicable receipt, registration or confirmation from the applicable delivery service. Communications that are to be delivered by the U.S. mail or by overnight service to the Company shall be directed to the attention of the Company's Chief Operating Officer and to the Corporate Secretary, unless otherwise provided in the Participant's Award Agreement.

Section 7.17 **Forfeiture Events**. The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events include, but are not limited to, termination of employment for Cause, termination of the Participant's provision of Services to the Company or any Subsidiary, violation of material Company or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct of the Participant that is detrimental to the business or reputation of the Company or any Subsidiary.

Section 7.18 **Regulatory Requirements**. The grant and settlement of Awards under this Plan shall be conditioned upon and subject to compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k), and the rules and regulations promulgated thereunder.

Section 7.19. **Awards Subject to Clawback**.

  (a) *Clawback Policies*. Awards granted hereunder are subject to any Clawback Policy maintained by the Company, whether pursuant to the provisions of Section 954 of the Dodd-Frank Act, implementing regulations thereunder, or otherwise.

  (b) *Trading Policy Restrictions*. Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

  (c) *Hedging/Pledging Policy Restrictions*. Awards under the Plan shall be subject to the Company's policies relating to hedging and pledging, as may be in effect from time to time.

ARTICLE 8 - DEFINED TERMS; CONSTRUCTION

Section 8.1   In addition to the other definitions contained herein, unless otherwise specifically provided in an Award Agreement, the following definitions shall apply:

(a)   "**10% Stockholder**" means an individual who, at the time of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

(b)   "**Award**" means any Restricted Stock, Restricted Stock Unit, or either of them, or any other right or interest relating to stock or cash, granted to a Participant under the Plan.

(c)   "**Award Agreement**" means the document (in whatever medium prescribed by the Committee) which evidences the terms and conditions of an award under the Plan. Such document is referred to as an agreement regardless of whether Participant signature is required.

(d)   "**Board**" means the Board of Directors of the Company.

(e)   If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of termination for "cause," then, for purposes of this Plan, the term "**Cause**" shall have meaning set forth in such agreement. In the absence of such a definition, "**Cause**" means (i) the conviction of the Participant of a felony or of any lesser criminal offense involving moral turpitude; (ii) the willful commission by the Participant of a criminal or other act that, in the judgment of the Board will likely cause substantial economic damage to the Company or any Subsidiary or substantial injury to the business reputation of the Company or any Subsidiary; (iii) the commission by the Participant of an act of fraud in the performance of his duties on behalf of the Company or any Subsidiary; (iv) the continuing willful failure of the Participant to perform his duties to the Company or any Subsidiary (other than any such failure resulting from the Participant's incapacity due to physical or mental illness) after written notice thereof; or (v) an order of a federal or state regulatory agency or a court of competent jurisdiction requiring the termination of the Participant's Service with the Company.

(f)   "**Change in Control**" has the meaning ascribed to it in **Section 4.2**.

(g)   "**Code**" means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

(h)   "**Code Section 409A**" means the provisions of Section 409A of the Code and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

(i)   "**Committee**" means the Committee acting under **Article 5**.

(j)   "**Director**" means a member of the Board of Directors of the Company or a Subsidiary.

(k)   "**Disability.**" If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of "Disability" or "Disabled," then, for purposes of this Plan, the terms "Disability" or "Disabled" shall have meaning set forth in such agreement. In the absence of such a definition, "Disability" shall be defined in accordance with the Bank's long-term disability plan. To the extent that an Award hereunder is subject to Code Section 409A, "Disability" or "Disabled" shall mean that a Participant: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering Employees. Except to the extent prohibited under Code Section 409A, if applicable, the Committee shall have discretion to determine if a termination due to Disability has occurred.

(l)   "**Disinterested Board Member**" means a member of the Board who: (a) is not a current Employee of the Company or a Subsidiary, (b) does not receive remuneration from the Company or a Subsidiary, either directly or indirectly, for services rendered as a consultant or in any capacity other than as a Director, except in an amount for which disclosure would not be required pursuant to Item 404 of SEC Regulation S-K in accordance with the proxy solicitation rules of the SEC, as amended or any successor provision thereto, (c) does not possess an interest in any other transaction, and is not engaged in a business relationship, for which disclosure would be required pursuant to Item 404(a) of SEC Regulation S-K under the proxy solicitation rules of the SEC, as amended or any successor provision thereto; and (d) is an "independent director" under the rules under the New York Stock Exchange or other securities exchange or inter-dealer quotation system on which the Stock is listed or quoted. The term Disinterested Board Member shall be interpreted in such manner as shall be necessary to conform to the requirements of a "Non-Employee Directors" under Rule 16b-3 promulgated under the Exchange Act and the corporate governance standards imposed on compensation committees under the listing requirements imposed by any national securities exchange on which the Company lists or seeks to list its securities.

(m)   "**Dividend Equivalent Rights**" means the right, associated with a Restricted Stock Unit, to receive a payment, in cash or stock, as applicable, equal to the amount of dividends paid on a share of the Company's Stock, as specified in the Award Agreement.

(n)   "**Employee**" means any person employed by the Company or any Subsidiary. Directors who are also employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(o)   "**Exchange**" means any national securities exchange on which the Stock may from time to time be listed or traded.

(p)   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

(r)   "**Fair Market Value**" means: (i) if the Stock is listed on an Exchange, national market system or automated quotation system, the closing sales price on that Exchange or over such system on that date or, in the absence of reported sales on that date, the closing sales price on the immediately preceding date on which sales were reported; or (ii) if the Stock is not listed on an Exchange, national market system or automated quotation system, "Fair Market Value" shall mean a price determined by the Committee in good faith on the basis of objective criteria consistent with the requirements of Code Section 422 and applicable provisions of Code Section 409A.

(s)   **A termination of employment by an Employee Participant shall be deemed a termination of** employment for "**Good Reason**" as a result of the Participant's resignation from the employ of the Company or any Subsidiary upon the occurrence of any of the following events:

(i)   a material diminution in Participant's base salary or base compensation;

(ii)   a material diminution in Participant's authority, duties or responsibilities;

(iii)   a change in the geographic location at which Participant must perform his or her duties that is more than twenty-five (25) miles from the location of Participant's principal workplace on the date of the Change in Control and such relocation results in a material increase in Participant's normal commuting time; or

(iv)   in the event a Participant is a party to an employment or change in control agreement that provides a definition for "Good Reason" or a substantially similar term, then the occurrence of any event set forth in such definition.

(t)   "**Involuntary Termination**" means the Termination of Service by the Company or Subsidiary other than a termination for Cause, or termination of employment by an Employee Participant for Good Reason.

(u)   "**Participant**" means any individual who has received, and currently holds, an outstanding award under the Plan.

(v)   "**Performance Award**" means an Award that vests in whole or in part upon the achievement of one or more specified performance measures, as determined by the Committee. Regardless of whether an Award is subject to the attainment of one or more performance measures, the Committee may also condition the vesting thereof upon the continued Service of the Participant. The conditions for grant or vesting and the other provisions of a Performance Award (including without limitation any applicable performance measures) need not be the same with respect to each recipient. A Performance Award shall vest, or as to Restricted Stock Units be settled, after the Committee has determined that the performance goals have been satisfied.

Performance measures can include, but are not limited to: book value or tangible book value per share; basic earnings per share (*e.g.,* earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization; or earnings per share); basic cash earnings per share; diluted earnings per share; return on equity; return on average tangible equity; net income or net income before taxes; net interest income; non-interest income; non-interest expense to average assets ratio; cash general and administrative expense to average assets ratio; efficiency ratio; cash efficiency ratio; financial return ratios; core earnings, capital ratios; increase in revenue; total stockholder return; net operating income, operating income; net interest margin or net interest rate spread; stock price; assets, growth in assets, loans or deposits, asset quality level, charge offs, loan reserves, non-performing assets, loans, deposits, growth of loans, loan production volume, non-performing loans, deposits or assets; regulatory compliance or safety and soundness; achievement of balance sheet or income statement objectives and strategic business objectives, or any combination of these or other measures.

Performance measures may be based on the performance of the Company as a whole or on any one or more Subsidiaries or business units of the Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan and may be considered as absolute measures or changes in measures. The terms of an Award may provide that partial achievement of performance measures may result in partial payment or vesting of the award or that the achievement of the performance measures may be measured over more than one period or fiscal year. In establishing any performance measures, the Committee may provide for the exclusion of the effects of one or more items, including but not limited to: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) dividends declared on the Company's stock; (iv) changes in tax or accounting principles, regulations or laws; or (v) expenses incurred in connection with a merger, branch acquisition or similar transaction. Subject to the preceding sentence, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or its Subsidiaries conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify such performance measures, in whole or in part, as the Committee deems appropriate. Notwithstanding anything to the contrary herein, performance measures relating to any Award hereunder will be modified, to the extent applicable, to reflect a change in the outstanding shares of Stock of the Company by reason of any stock dividend or stock split, or a corporate transaction, such as a merger of the Company into another corporation, any separation of a corporation or any partial or complete liquidation by the Company or a Subsidiary. If a Participant is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance measures or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: (i) adjust, change or eliminate the performance measures or change the applicable performance period; or (ii) cause to be made a cash payment to the Participant in an amount determined by the Committee.

(w) **"Restricted Stock" or "Restricted Stock Award"** has the meaning ascribed to it in **Sections 2.1(a) and 2.2**.

(x) **"Restricted Stock Unit"** has the meaning ascribed to it in **Sections 2.1(b) and 2.3.**

(y) **"Restriction Period"** has the meaning set forth in **Section 2.3(b)(ii)**.

(z) **"SEC"** means the United States Securities and Exchange Commission.

(aa) **"Securities Act"** means the Securities Act of 1933, as amended from time to time.

(bb) **"Service"** means service as an Employee, consultant or non-employee Director of the Company or a Subsidiary, as the case may be, and shall include service as a director emeritus or advisory director. Service shall not be deemed interrupted in the case of sick leave, military leave or any other absence approved by the Company or a Subsidiary, in the case of transferees between payroll locations or between the Company, a Subsidiary or a successor.

(cc) **"Stock"** means the common stock of the Company, $0.01 par value per share.

(dd) **"Subsidiary"** means any corporation, affiliate, bank or other entity which would be a subsidiary corporation with respect to the Company as defined in Code Section 424(f) and shall also mean any partnership or joint venture in which the Company and/or other Subsidiary owns more than fifty percent (50%) of the capital or profits interests.

(ee) **"Termination of Service"** means the first day occurring on or after a grant date on which the Participant ceases to be an Employee or Director of, or service provider to, the Company or any Subsidiary, regardless of the reason for such cessation, subject to the following:

(1) The Participant's cessation as an Employee or service provider shall not be deemed to occur by reason of the transfer of the Participant between the Company and a Subsidiary or between two Subsidiaries.

(2) The Participant's cessation as an Employee or service provider shall not be deemed to occur by reason of the Participant's being on a leave of absence from the Company or a Subsidiary approved by the Company or Subsidiary otherwise receiving the Participant's Services provided such leave of absence does not exceed six months, or if longer, so long as the Employee retains a right to reemployment with the Company or Subsidiary under an applicable statute or by contract. For these purposes, a leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that the Employee will return to perform Services for the Company or Subsidiary. If the period of leave exceeds six months and the Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first day immediately following such six-month period. For purposes of this sub-section, to the extent applicable, an Employee's leave of absence shall be interpreted by the Committee in a manner consistent with Treasury Regulation Section 1.409A-1(h)(1).

(3) If, as a result of a sale or other transaction, the Subsidiary for whom Participant is employed (or to whom the Participant is providing services) ceases to be a Subsidiary, and the Participant is not, following the transaction, an

Employee of or service provider to the Company or an entity that is then a Subsidiary, then the occurrence of such transaction shall be treated as the Participant's Termination of Service caused by the Participant being discharged by the entity for whom the Participant is employed or to whom the Participant is providing Services.

(4) Except to the extent Section 409A of the Code may be applicable to an Award, and subject to the foregoing paragraphs of this sub-section, the Committee shall have discretion to determine if a Termination of Service has occurred and the date on which it occurred. In the event that any Award under the Plan constitutes Deferred Compensation (as defined in **Section 2.5**), the term Termination of Service shall be interpreted by the Committee in a manner consistent with the definition of "Separation from Service" as defined under Code Section 409A and under Treasury Regulation Section 1.409A-1(h)(ii). For purposes of this Plan, a "Separation from Service" shall have occurred if the Bank and Participant reasonably anticipate that no further Services will be performed by the Participant after the date of the Termination of Service (whether as an employee or as an independent contractor) or the level of further Services performed will be less than 50% of the average level of bona fide Services in the 36 months immediately preceding the Termination of Service. If a Participant is a "Specified Employee," as defined in Code Section 409A and any payment to be made hereunder shall be determined to be subject to Code Section 409A, then if required by Code Section 409A, such payment or a portion of such payment (to the minimum extent possible) shall be delayed and shall be paid on the first day of the seventh month following Participant's Separation from Service.

(5) With respect to a Participant who is a director, a Termination of Service as a Director will not be deemed to have occurred if the Participant continues as a director emeritus or advisory director. With respect to a Participant who is both an Employee and a Director, termination of employment as an Employee shall not constitute a Termination of Service for purposes of the Plan so long as the Participant continues to provide Service as a Director or director emeritus or advisory director.

Section 8.2 In this Plan, unless otherwise stated or the context otherwise requires, the following uses apply:

(a) Actions permitted under this Plan may be taken at any time and from time to time in the actor's reasonable discretion;

(b) References to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time;

(c) In computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding";

(d) References to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(e) Indications of time of day mean Eastern time;

(f) The word "including" means "including, but not limited to";

(g) All references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Plan unless otherwise specified;

(h) All words used in this Plan will be construed to be of such gender or number as the circumstances and context require;

(i) The captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Plan have been inserted solely for convenience of reference and shall not be considered a part of this Plan nor shall any of them affect the meaning or interpretation of this Plan or any of its provisions;

(j) Any reference to a document or set of documents in this Plan, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; and

(k) Unless otherwise determined by the Committee, all accounting terms not specifically defined herein shall be construed in accordance with GAAP.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: **001-36706**



CB FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**51-0534721**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
100 North Market Street, Carmichaels, Pennsylvania	**15320**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(724) 966-5041**

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.4167 per share	**CBFV**	**The Nasdaq Stock Market, LLC**
(Title of each class)	(Trading symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: <u>None</u>

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☒	Smaller reporting company ☒
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the last sale price on June 30, 2023, as reported by the Nasdaq Global Market, was approximately $98.3 million   .

As of March 6, 2024, the number of shares outstanding of the Registrant's Common Stock was 5,143,123.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2024 Annual Meeting of Stockholders of the Registrant (Part III)

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K ("Report") contains forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "contemplate," "continue," "target" and words of similar meaning. These forward-looking statements include, but are not limited to statements of our goals, intentions and expectations; statements regarding our business plans, prospects, growth and operating strategies;statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits. These forward-looking statements are based on our current beliefs and expectations, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this Report. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- *our ability to manage our operations under the current economic conditions nationally and in our market area;*

- *adverse changes in the financial industry, securities, credit, and national and local real estate markets (including real estate values);*

- *changes in consumer spending, borrowing and savings habits;*

- *inflation and changes in interest rates generally, including changes in the relative differences between short-term and long-term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;*

- *significant increases in our credit losses, including our inability to resolve classified and nonperforming assets or reduce risks associated with our loans, and management's assumptions in determining the adequacy of the allowance for credit losses;*

- *credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;*

- *loan delinquencies and changes in the underlying cash flows of our borrowers;*

- *our success in increasing our commercial real estate and commercial business lending;*

- *our ability to maintain/improve our asset quality even as we increase our commercial real estate and commercial business lending;*

- *risks related to a high concentration of loans secured by real estate located in our market area;*

- *fluctuations in the demand for loans;*

- *competitive products and pricing among depository and other financial institutions;*

- *our ability to enter new markets successfully and capitalize on growth opportunities;*

- *our ability to successfully integrate the operations of businesses we have acquired;*

- *our ability to attract and maintain deposits and our success in introducing new financial products;*

- *changes in our compensation and benefit plans, and our ability to attract and retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;*

- *our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;*

- *technological changes that may be more difficult or expensive than expected;*

- *the failure or security breaches of computer systems on which we depend;*

- *the ability of preventing or detecting cybersecurity attacks on customer credentials, developing multiple layers of security controls that defend against malicious use of customer internet-based products and services of Community Bank, and our business continuity plan to recover from a malware or other cybersecurity attack;*

- *the ability of key third-party service providers to perform their obligations to us; and*

- *changes in laws or government regulations or policies affecting financial institutions, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements, regulatory fees and compliance costs, and the resources we have available to address such changes;*

- *changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;*

- *exploration and drilling of natural gas reserves in our market area may be affected by federal, state and local laws and regulations affecting production, permitting, environmental protection and other matters, which could materially and adversely affect our customers, loan and deposit volume, and asset quality;*

- *our customers who depend on the exploration and drilling of natural gas reserves may be materially and adversely affected by decreases in the market prices for natural gas;*

- *other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this Report.*

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the expected results indicated by these forward-looking statements.

In this Report, the terms "we," "our," and "us" refer to CB Financial Services, Inc., Community Bank and Exchange Underwriters, Inc., unless the context indicates another meaning. In addition, we sometimes refer to CB Financial Services, Inc., as "CB," or the "Company" and to Community Bank as the "Bank."

ITEM 1. BUSINESS

CB Financial Services, Inc.

CB Financial Services, Inc. (the "Company"), a Pennsylvania corporation, is a bank holding company headquartered in Carmichaels, Pennsylvania. The Company's common stock is traded on the Nasdaq Global Market under the symbol "CBFV." The Company conducts its operations primarily through its wholly owned subsidiary, Community Bank, a Pennsylvania-chartered commercial bank. At December 31, 2023, the Company, on a consolidated basis, had total assets of $1.46 billion, total liabilities of $1.32 billion and stockholders' equity of $139.8 million.

Copies of the Company's reports, proxy and information statements, and other information filed electronically with the Securities and Exchange Commission (the "SEC") are available free of charge through the SEC's website address at *https://www.sec.gov* and through the Bank's website address at *https://www.cb.bank*.

Community Bank

Community Bank is a Pennsylvania-chartered commercial bank headquartered in Carmichaels, Pennsylvania. The Bank operates 10 offices in Greene, Allegheny, Washington, Fayette and Westmoreland Counties in southwestern Pennsylvania and three offices in Marshall and Ohio Counties in West Virginia. The Bank also has a loan production office in Allegheny County, a loan production office and a corporate center in Washington County and an operations center in Greene County, Pennsylvania. The Bank is a community-oriented institution offering residential and commercial real estate loans, commercial and industrial loans, and consumer loans as well as a variety of deposit products for individuals and businesses in its market area.

The Bank is the sole shareholder of Exchange Underwriters, Inc. ("Exchange Underwriters" or "EU"), a wholly-owned subsidiary located in Washington County that was a full-service, independent insurance agency that offered property and casualty, commercial liability, surety and other insurance products. On December 1, 2023, the Company announced that the Bank and EU entered into an Asset Purchase Agreement with World Insurance Associates, LLC ("World") pursuant to which EU sold substantially all of its assets to World for a purchase price of $30.5 million cash plus possible additional earn-out payments. The sale of assets was completed on December 8, 2023 and resulted in a pre-tax gain of $24.6 million. Assets remaining in the EU subsidiary at December 31, 2023 consisted primarily of cash received from the sale of assets. The EU subsidiary will be dissolved with the remaining assets and liabilities being transferred to the Bank during 2024.

The Bank was originally chartered in 1901 as The First National Bank of Carmichaels. In 1987, the Bank changed its name to Community Bank, National Association. In December 2006, the Bank completed a charter conversion from a national bank to a Pennsylvania-chartered commercial bank wholly-owned by the Company. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. Its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC").

The principal executive office is located at 100 North Market Street, Carmichaels, Pennsylvania, and the telephone number at that address is (724) 966-5041. The website address is *https://www.cb.bank*. Information on this website is not and should not be considered to be a part of this Report.

Business Strategy

We intend to operate as a well-capitalized and profitable community bank dedicated to providing exceptional personal service to our customers. We believe that we have a competitive advantage in the markets we serve because of our knowledge of the local marketplace and our long-standing history of providing superior, relationship-based customer service. We will continue to grow and create value for our stockholders. Our employees will be treated fairly and given opportunities for personal growth. We will be closely involved in improving our communities. Our business strategies emphasize building on core strengths and are discussed below.

- **Create a sales and service culture to build full relationships with our customers and utilize technology investments to enhance speed of process to improve our customer experience.** We have successfully grown valuable core deposits (demand deposits, NOW accounts, money market accounts and savings accounts) that represent longer-term customer relationships and provide a lower cost of funding compared to certificates of deposit and borrowings. Empowering our experienced, high quality employees to provide superior customer service in all aspects of our business which is further supported by the use of technology and a wide array of modern financial products can lead to stronger customer relationships, enhance fee revenue and allow the Bank to be the bank of choice across our footprint for residents and small and medium sized businesses.

- **Evolve toward more electronic/digital products and processes driving greater efficiency and expand our brand awareness in our market.** We intend to focus on building our mobile and online capabilities through an improved mobile banking platform and product offering, omnichannel experience that is consistent with quick results and interactive alerts.

- **Enhance profitability and efficiency while continuing to invest for future growth.** Margin compression continues to be a challenge. To combat this impact on core earnings, we view cost reduction as a key part of a company-wide efficiency effort. Short-term targeted cost reductions combined with long-term strategic initiatives will better position the Company for high performance. In addition, this strategy aligns with our efforts to simplify processes while utilizing technology to improve efficiency and build capabilities that supports future growth and high performance.

- **Continue our track record of opportunistic growth in the robust Pittsburgh metropolitan area and across our footprint.** We believe we have competed effectively by leveraging our branch network and a full assortment of banking products to facilitate deposit and loan growth in our core locations, including southwestern Pennsylvania, Ohio River Valley, and central West Virginia.

- **Leverage our credit culture and strong loan underwriting to uphold our asset quality metrics.** We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards that we believe are conservative. Although we intend to continue our efforts to originate commercial real estate and commercial and industrial loans, we intend to continue our philosophy of managing loan exposures through our conservative, yet reasonable, approach to lending.

Human Capital

The Bank's culture is defined by our mission to partner with individuals, businesses, and communities to realize their dreams, protect their financial futures and improve their lives. Our Motto and Cornerstone are "Client Experience First". To have a truly great client experience we must have a phenomenal employee experience. Our Team members need to have the tools, training, processes, and leadership to support their delivery of a truly exceptional client experience. Improving our operational efficiency empowers our employees to work smarter and enables us to be more responsive to our clients.

We value our employees by investing in a healthy work-life balance, competitive compensation and benefit packages and a vibrant, team-oriented environment centered on professional service and open communication. We strive to build and maintain a high-performing culture and be an "employer of choice" by creating a work environment that attracts and retains outstanding, engaged employees. The success of our business is highly dependent on our employees, who provide value to our clients and communities through their dedication to helping clients achieve the American dream of home ownership and financial security.

Demographics. As of December 31, 2023, we employed 159 full-time and 3 part-time employees in Pennsylvania and West Virginia. None of these employees are represented by a collective bargaining agreement. During 2023, we hired 49 employees and our voluntary turnover rate was 19%.

Diversity and Inclusion. We strive toward having a powerful and diverse team of employees, knowing we are better together with our combined wisdom and intellect. With a commitment to equality, inclusion, and workplace diversity, we focus on understanding, accepting, and valuing the differences between people. We continued our commitment to equal employment opportunity through a robust affirmative action plan which includes annual compensation analyses and ongoing reviews of our selection and hiring practices alongside a continued focus on building and maintaining a diverse workforce.

Compensation and Benefits. We provide a competitive compensation and benefits program to help meet the needs of our employees. In addition to salaries, these programs include opportunity for annual bonuses, a 401(k) Plan with an employer matching contribution in addition to an employer annual contribution, an equity incentive plan, healthcare and insurance benefits, health savings accounts, paid time off, paid leave and an employee assistance program.

Learning and Development. We invest in the growth and development of our employees by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. Our employees receive continuing education courses that are relevant to the banking industry and their job function within the Company. In addition, we have created learning paths for specific positions that are designed to encourage an employee's advancement and growth within our organization. We support and encourage managers to hire from within. We also offer a peer mentor program, leadership, and customer service training. These resources provide employees with the skills they need to achieve their career goals, build management skills, and become leaders within our Company.

The safety, health and wellness of our employees is a top priority. We promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, keeping the employee portion of health care premiums to a minimum and sponsoring various wellness programs.

Market Area

The Company's southwestern Pennsylvania market area consists of Allegheny, Fayette, Greene, Washington and Westmoreland Counties. Greene County is a significantly more rural county compared to the counties in which we have our other branches. Our offices located in Allegheny, Washington, Fayette, and Westmoreland Counties are in the southern suburban area of metropolitan Pittsburgh. Our market area extends into West Virginia with three offices in Marshall and Ohio Counties.

The following table sets forth certain economic statistics for our market area.

	Population [1]	Unemployment Rate % [2]	Average Annual Wage [3]
Pennsylvania	12,961,683	2.9	$ 66,404
Allegheny	1,233,253	2.8	72,540
Fayette	125,755	4.0	48,620
Greene	34,663	3.0	64,324
Washington	210,383	2.9	63,388
Westmoreland	352,057	3.0	53,456
West Virginia	1,770,071	4.0	55,900
Marshall	29,752	5.1	65,156
Ohio	41,447	3.9	53,508

(1) Based on the latest data published by the U.S. Census Bureau (State - July 2023; County - July 2022)

(2) Based on the latest data published by the U.S. Bureau of Labor Statistics (December 2023)

(3) Based on the latest data published by the U.S. Bureau of Labor Statistics (Second Quarter 2023)

The market area has been impacted by the energy industry through the extraction of untapped natural gas reserves in the Marcellus Shale and Utica Shale Formation. The Utica Shale formation lies beneath most of Ohio, West Virginia, Pennsylvania and New York, as well as Kentucky, Maryland, Tennessee, Virginia and a part of Canada. The Marcellus Shale Formation extends throughout much of the Appalachian Basin and most of Pennsylvania, West Virginia and Eastern Ohio. Both formations are located near high-demand markets along the East Coast. The proximity to these markets makes it an attractive target for energy development and has resulted in significant job creation through the development of gas wells and transportation of gas.

Competition

We encounter significant competition both in attracting deposits and in originating real estate and other loans. Our most direct competition for deposits historically has come from other commercial banks, savings banks, savings associations and credit unions in our market area, and we expect continued strong competition from such financial institutions in the foreseeable future. The Company faces additional competition for deposits from online financial institutions and non-depository competitors, such as the mutual fund industry, securities and brokerage firms, and insurance companies. We compete for deposits by offering depositors a high level of personal service and expertise together with a wide range of financial services. Our deposit sources are primarily concentrated in the communities surrounding our branch offices. As of June 30, 2023, our FDIC-insured deposit market share in the counties we serve was 0.60% out of 48 bank and thrift institutions. Our FDIC-insured deposit market share in the counties we serve, excluding Allegheny County, which is the second most populous county in Pennsylvania, but where the Bank's has limited presence with one branch, was 5.15% out of 31 bank and thrift institutions. Such data does not reflect deposits held by credit unions.

The competition for real estate and other loans comes principally from other commercial banks, mortgage banking companies, government-sponsored entities, savings banks and savings associations. This competition for loans has increased substantially in recent years. We compete for loans primarily through the interest rates, prepayment penalties, and loan fees we charge and the efficiency and quality of services we provide to borrowers. Factors that affect competition include general and local economic conditions, current interest rate levels and the volatility of the mortgage markets.

Lending Activities

General. Our principal lending activity has been the origination in our local market area of residential one- to four-family, commercial real estate, construction, commercial and industrial, and consumer loans. At December 31, 2023, our total loans receivable, which excludes the allowance for credit losses, increased $60.5 million, or 5.8%, to $1.11 billion compared to $1.05 billion at December 31, 2022.

Residential Real Estate Loans. Residential real estate loans are comprised of loans secured by one- to four-family residential properties. Included in residential real estate loans are traditional one- to four-family mortgage loans, home equity installment loans, and home equity lines of credit. We generate loans through our marketing efforts, existing customers and referrals, real estate brokers, builders and local businesses. At December 31, 2023, $347.8 million, or 31.3%, of our total loan portfolio was invested in residential loans.

One- to Four-Family Mortgage Loans. One of our primary lending activities is the origination of fixed-rate, one- to four-family, owner-occupied, residential mortgage loans with terms up to 30 years secured by property located in our market area. At December 31, 2023, one- to four-family mortgage loans totaled $278.2 million. Our one- to four-family residential mortgage loans are generally conforming loans, underwritten according to secondary market guidelines. We generally originate mortgage loans in amounts up to the maximum conforming loan limits established by the Federal Housing Finance Agency, which, for 2023, is typically $726,200 for single-family homes, except in certain high-cost areas in the United States. Our mortgage loans amortize monthly with principal and interest due each month. These loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option without a prepayment penalty.

When underwriting one- to four-family mortgage loans, we review and verify each loan applicant's income and credit history. Management believes that stability of income and past credit history are integral parts in the underwriting process. Written appraisals are generally required on real estate property offered to secure an applicant's loan. We generally limit the loan-to-value ratios of one- to four-family residential mortgage loans to 80% of the purchase price or appraised value of the property, whichever is less. For one- to four-family real estate loans with loan-to-value ratios of over 80%, we generally require private mortgage insurance. We require fire and casualty insurance on all properties securing real estate loans. We require title insurance, or an attorney's title opinion, as circumstances warrant.

Our one- to four-family mortgage loans customarily include due-on-sale clauses, which give us the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as collateral for the loan.

Fixed-rate one- to four-family residential mortgage loans with terms of 15 years or more are originated for resale to the secondary market. During the year ended December 31, 2023, we originated $2.4 million of fixed-rate residential mortgage loans, respectively, which were subsequently sold in the secondary mortgage market.

The origination of fixed-rate mortgage loans versus adjustable-rate mortgage loans is monitored on an ongoing basis and is affected significantly by the level of market interest rates, customer preference, our interest rate risk position and our competitors' loan products. Adjustable-rate mortgage loans secured by one- to four-family residential real estate totaled $56.1 million at December 31, 2023. Adjustable-rate mortgage loans make our loan portfolio more interest rate sensitive. However, as the interest income earned on adjustable-rate mortgage loans varies with prevailing interest rates, such loans do not offer predictable cash flows in the same manner as long-term, fixed-rate loans. Adjustable-rate mortgage loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible that during periods of rising interest rates that the risk of delinquencies and defaults on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrower, resulting in increased loan losses.

We do not offer an "interest only" mortgage loan product on one- to four-family residential properties (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not offer a "subprime loan" program (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (traditionally defined as loans having less than full documentation). We may originate loans to consumers with a credit score below 660. This may be defined as subprime loans, however there are typically mitigating circumstances that according to FDIC guidance and our opinion would not designate such loans as "subprime."

Home Equity Loans. At December 31, 2023, home equity loans totaled $57.5 million. Our home equity loans and lines of credit are generally secured by the borrower's principal residence. The maximum amount of a home equity loan or line of credit is generally 85% of the appraised value of a borrower's real estate collateral less the amount of any prior mortgages or related liabilities. Home equity loans and lines of credit are approved with both fixed and adjustable interest rates, which we determine based upon market conditions. Such loans are fully amortized over the life of the loan. Generally, the maximum term for home equity loans is 20 years.

Our underwriting standards for home equity loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. We also consider the length of employment with the borrower's present employer. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount.

We primarily originate home equity loans secured by first lien mortgages. Home equity loans in a junior lien position totaled $4.8 million at December 31, 2023 and entail greater risks than one- to four-family residential mortgage loans or home equity loans secured by first lien mortgages. In such cases, collateral repossessed after a default may not provide an adequate source of repayment of the outstanding loan balance because of damage or depreciation in the value of the property or loss of equity to the first lien position. Further, home equity loan payments are dependent on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans in the event of a default.

Commercial Real Estate Loans. We originate commercial real estate loans that are secured primarily by improved properties, such as retail facilities, office buildings and other non-residential buildings as well as multifamily properties. At December 31, 2023, $467.2 million, or 42.1% of our total loan portfolio, consisted of commercial real estate loans.

Our commercial real estate loans generally have adjustable interest rates with terms of up to 15 years and amortization periods up to 25 years. The adjustable rate loans are typically fixed for the first five years and adjust every five years thereafter. The maximum loan-to-value ratio of our commercial real estate loans is generally 75% to 80% of the lower of cost or appraised value of the property securing the loan.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows and debt service coverage, credit history and management expertise, as well as the value and condition of the property, securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with the Bank and other financial institutions. In evaluating the property securing the loan, the factors considered include the net operating income of the mortgaged property before debt service and depreciation, and the ratio of the loan amount to the appraised value of the property. We generally will not lend to high volatility commercial real estate projects. All commercial real estate loans are appraised by outside independent state certified general appraisers. Personal guarantees are generally obtained from the principals of commercial real estate loan borrowers, although this requirement may be waived in limited circumstances depending upon the loan-to-value ratio and the debt-service ratio associated with the loan. The Bank requires property and casualty insurance and flood insurance if the property is in a flood zone area.

We underwrite commercial real estate loan participations to the same standards as loans originated by us. In addition, we consider the financial strength and reputation of the lead lender. We require the lead lender to provide a full closing package as well as annual financial statements for the borrower and related entities so that we can conduct an annual loan review for all loan participations. Loans secured by commercial real estate generally involve a greater degree of credit risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the effects of general economic conditions on income producing properties and the successful operation or management of the properties securing the loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related business and real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

Commercial real estate loans generally have higher credit risks compared to one- to four-family residential mortgage loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, payment experience on loans secured by income-producing properties typically depends on the successful operation of the related real estate project, and this may be subject, to a greater extent, to adverse conditions in the real estate market and in the general economy.

Construction Loans. We originate construction loans to individuals to finance the construction of residential dwellings and also originate loans for the construction of commercial properties, including hotels, apartment buildings, housing developments, and owner-occupied properties used for businesses. At December 31, 2023, $43.1 million, or 3.9% of our total loan portfolio, consisted of construction loans. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 to 18 months. At the end of the construction phase, the loan generally converts to a permanent residential or commercial mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 80% on both residential and commercial construction. Before making a commitment to fund a construction loan, we require a pro forma appraisal of the property, as completed by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan. We typically do not lend to developers unless they maintain a 15% cash equity position in the project.

Commercial and Industrial Loans. We originate commercial and industrial loans and lines of credit to borrowers located in our market area that are generally secured by collateral other than real estate, such as equipment, accounts receivable, inventory, and other business assets. At December 31, 2023, $111.3 million, or 10.0% of our total loan portfolio, consisted of commercial and industrial loans.

Commercial and industrial loans generally have terms of maturity from five to seven years with adjustable interest rates tied to the prime rate, SOFR or the weekly average of the FHLB of Pittsburgh three- to ten-year fixed rates. We generally obtain personal guarantees from the borrower or a third party as a condition to originating the loan. On a limited basis, we will originate unsecured business loans in those instances where the applicant's financial strength and creditworthiness has been established. Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default because their repayment is generally dependent on the successful operation of the borrower's business.

Our underwriting standards for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan from normal cash flows generated in the applicant's business. We assess the financial strength of each applicant through the review of financial statements and tax returns provided by the applicant. The creditworthiness of an applicant is derived from a review of credit reports as well as a search of public records. We periodically review business loans following origination. We request financial statements at least annually and review them for substantial deviations or changes that might affect repayment of the loan. Our loan officers may also visit the premises of borrowers to observe the business premises, facilities, and personnel and to inspect the pledged collateral. Lines of credit secured with accounts receivable and inventory typically require that the customer provide a monthly borrowing base certificate that is reviewed prior to each draw request. Underwriting standards for business loans are different for each type of loan depending on the financial strength of the applicant and the value of collateral offered as security. All commercial loans are assigned a risk rating, which is reviewed internally, as well as by independent loan review professionals, annually.

Commercial and industrial business loans involve a greater risk of default than one- to four-residential mortgage loans of like duration because their repayment generally depends on the successful operation of the borrower's business and the sufficiency of collateral, if any.

Consumer Loans. We originate consumer loans that primarily consist of indirect auto loans and, to a lesser extent, secured and unsecured loans and lines of credit. As of December 31, 2023, consumer loans totaled $111.6 million, or 10.1%, of our total loan portfolio, of which $103.9 million were indirect auto loans. Consumer loans are generally offered on a fixed-rate basis. Our underwriting standards for consumer loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. We also consider the length of employment with the borrower's present employer as well as the amount of time the borrower has lived in the local area. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount.

Indirect auto loans are loans that are sold by auto dealerships to third parties, such as banks or other types of lenders. We work with various auto dealers throughout our lending area. The dealer collects information from the applicant and transmits it to us electronically for review, where we can either accept or reject the applicant without ever meeting the applicant. If the Bank approves the applicant's request for financing, the Bank purchases the dealership-originated installment sales contract and is known as the holder in due course that is entitled to receive principal and interest payments from a borrower. As compensation for generating the loan, a portion of the rate is advanced to the dealer and accrued in a prepaid dealer reserve account. As a result, the Bank's yield is below the contractual interest rate because the Bank must wait for the stream of loan payments to be repaid. The Bank will receive a pro rata refund of the amount prepaid to the dealer only if the loan prepays within the first six months or if the collateral for the loan is repossessed. The Bank is responsible for pursuing repossession if the borrower defaults on payments. The Bank discontinued this product offering as of June 30, 2023.

Consumer loans entail greater risks than one- to four-family residential mortgage loans, particularly consumer loans secured by rapidly depreciating assets, such as automobiles, or loans that are unsecured. In such cases, collateral repossessed after a default may not provide an adequate source of repayment of the outstanding loan balance because of damage, loss or depreciation. Further, consumer loan payments are dependent on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Such events would increase our risk of loss on unsecured loans. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans in the event of a default.

Loan Approval Procedures and Authority

Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by the Board of Directors (the "Board"). In the approval process for residential loans, we assess the borrower's ability to repay the loan and the value of the property securing the loan. To assess the borrower's ability to repay, we review the borrower's income and expenses and employment and credit history. In the case of commercial loans, we also review projected income, expenses and the viability of the project being financed. We generally require appraisals of all real property securing loans. Appraisals are performed by independent licensed appraisers. The Bank's loan approval policies and limits are also established by its Board. All loans originated by the Bank are subject to its underwriting guidelines. Loan approval authorities vary based on loan size in the aggregate. Individual officer loan approval authority generally applies to loans of up to $1.0

million. Loans above that amount and up to 65% of the Bank's legal lending limit may be approved by the Loan Committee. Loans in the aggregate over 65% of the Bank's legal lending limit must be approved by the Board.

Delinquencies and Classified Assets

When a borrower fails to remit a required loan payment, a courtesy notice is sent to the borrower prior to the end of their appropriate grace period stressing the importance of paying the loan current. If a payment is not paid within the appropriate grace period, then a late notice is mailed. In addition, telephone calls are made and additional letters may be sent. Collection efforts continue until it is determined that the debt is uncollectible.

For loans secured by real estate, a Homeownership Counseling Notice is mailed when the loan is 45 days delinquent. In Pennsylvania, an Act 91 Notice is mailed to the borrower stating that they have 33 days to cure the default before foreclosure is initiated. In West Virginia, a Notice of Default is mailed and in Ohio, a demand letter is mailed when a loan is 60 days delinquent. When a loan becomes 90 or more days delinquent, it is forwarded to the Bank's attorney to pursue other remedies. An official mortgage foreclosure complaint typically occurs at 120 days delinquent. In the event collection efforts have not succeeded, the property will proceed to a Sheriff Sale to be sold.

For commercial loans, the borrower is contacted in an attempt to reestablish the loan to current payment status and ensure timely payments continue. Collection efforts continue until the loan is 60 days past due, at which time demand payment, default, and/or foreclosure procedures are initiated. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Investment Activities

General. The Company's investment policy is established by its Board. The policy emphasizes safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with the Company's interest rate risk management strategy.

Our current investment policy permits us to invest in U.S. treasuries, U.S government agency securities, mortgage-backed securities (MBS's), collateralized mortgage obligations (CMO's), investment grade corporate bonds, obligations of states and political subdivisions, short-term instruments, collateralized loan obligations (CLO's) and other securities. The investment policy also permits investments in certificates of deposit, securities purchased under an agreement to resell, banker's acceptances, commercial paper and federal funds. Our current investment policy generally does not permit investment in stripped mortgage-backed securities, short sales, derivatives, or other high-risk securities. Federal and Pennsylvania state laws generally limit our investment activities to those permissible for a national bank.

The accounting rules require that, at the time of purchase, we designate a debt security as held to maturity, available-for-sale, or trading, depending on our ability and intent. Securities available for sale are reported at fair value, while securities held to maturity are reported at amortized cost. Our entire debt securities portfolio is designated as available-for-sale.

The debt securities portfolio consists primarily of U.S. government agency securities, obligations of states and political subdivisions, mortgage-backed securities and collateralized mortgage obligations of government sponsored enterprises, collateralized loan obligations and corporate bonds. We expect the composition of our debt securities portfolio to continue to change based on liquidity needs associated with loan origination activities. During the year ended December 31, 2023, we had no debt securities that were deemed to be impaired.

We also invest in equity securities, which consist primarily of mutual funds and a portfolio of bank stocks. This portfolio is valued at fair value with changes in market price recognized through noninterest income.

We maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short-term demand for funds to be used in our loan originations and other activities.

U.S. Government Agency Securities. At December 31, 2023, we held U.S. Government and agency securities with a fair value of $3.9 million compared to $44.6 million at December 31, 2022. At December 31, 2023, these securities had an average expected life of 8.0 years. While these securities generally provide lower yields than other investments, such as mortgage-backed securities, our current investment strategy is to maintain investments in such instruments to the extent appropriate for liquidity and pledging purposes, as collateral for borrowings, and for prepayment protection.

Obligations of States and Political Subdivisions. At December 31, 2023, we held available-for-sale municipal bonds with a fair value of $3.4 million compared to $13.3 million at December 31, 2022. 100% of our municipal bonds are issued by local municipalities or school districts located in Pennsylvania. Municipal bonds may be general obligation of the issuer or secured by specific revenues. The majority of our municipal bonds are general obligation bonds, which are backed by the full faith and credit of the municipality, paid off with funds from taxes and other fees, and have ratings (when available) of A or above. We also invest in a limited amount of special revenue municipal bonds, which are used to fund projects that will eventually create revenue directly, such as a toll road or lease payments for a new building.

Mortgage-Backed Securities. We invest in mortgage-backed ("MBS") and collateralized mortgage obligation ("CMO") securities insured or guaranteed by the United States government or government-sponsored enterprises. These securities, which consist of MBS's issued by Ginnie Mae, Fannie Mae and Freddie Mac, had an amortized cost of $178.0 million and $143.3 million at December 31, 2023 and 2022, respectively, and a fair value of $159.7 million and $121.1 million at December 31, 2023 and 2022, respectively. At December 31, 2023, all MBS's had fixed rates of interest.

MBS's are created by pooling mortgages and issuing a security with an interest rate that is less than the interest rate on the underlying mortgages. CMO's generally are a specific class of MBS's that are divided based on risk assessments and maturity dates. These mortgage classes are pooled into a special purpose entity, where tranches are created and sold to investors. Investors in a CMO are purchasing bonds issued by the entity, and then receive payments based on the income derived from the pooled mortgages. The various pools are divided into tranches are then securitized and sold to the investor. MBS's typically represent a participation interest in a pool of one- to four-family or multifamily mortgages, although we invest primarily in MBS's backed by one- to four-family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors. Some security pools are guaranteed as to payment of principal and interest to investors. MBS's generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, MBS's are more liquid than individual mortgage loans because there is an active trading market for such securities. In addition, MBS's may be used to collateralize our specific liabilities and obligations. Finally, MBS's are assigned lower risk-weightings for purposes of calculating our risk-based capital level.

Investments in MBS's involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may result in adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on our securities.

Collateralized Loan Obligation Securities. We invest in collateralized loan obligation ("CLO") securities issued by specialized financial institutions or investment banks. These floating-rate securities are backed by pools of high-quality commercial and industrial and commercial real estate loans, typically first-lien bank loans to corporations. Our CLO portfolio had an amortized cost of $29.9 million and a fair value of $29.8 million at December 31, 2023. The Bank held no CLO's as of December 31, 2022.

Corporate Debt. At December 31, 2023, we held corporate debt securities with a fair value of $7.7 million. We invest in corporate debt issued by financial institutions which have fixed to floating-rate terms. Corporate debt are unsecured, medium or long term, interest-bearing bonds issued by financial institutions that are backed only by the general credit of the issuer. As such, investments in corporate debt involve default risk that the company may fail to make timely payments of interest or principal. We perform a credit analysis to verify the creditworthiness of the financial institution prior to purchase.

Sources of Funds

General. Deposits have traditionally been the Company's primary source of funds for use in lending and investment activities. The Company also uses borrowings, primarily FHLB of Pittsburgh advances, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and manage the cost of funds. In addition, funds are derived from scheduled loan payments, investment maturities, loan prepayments, loan sales, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Deposits are generated primarily from residents within the Company's market area. The Company offers a variety of deposit accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows the Company to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, the Company believes that its deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

Borrowings. Deposits are our primary source of funds for lending and investment activities. If the need arises, we may rely upon borrowings to supplement our supply of available funds and to fund deposit withdrawals. Our borrowings may consist of advances from the FHLB, subordinated debt, funds borrowed under repurchase agreements and federal funds purchased.

The FHLB functions as a central reserve bank providing credit for us and other member savings associations and financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our home mortgages, provided certain standards related to creditworthiness have been met. We typically secure advances from the FHLB with one- to four-family residential mortgage and commercial real estate loans. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's stockholders' equity or on the FHLB's assessment of the institution's creditworthiness. At December 31, 2023, we had a maximum borrowing capacity with the FHLB of up to $478.9 million and available borrowing capacity of $438.3 million. At December 31, 2023, we had $20.0 million FHLB advances outstanding. As an alternative to pledging securities, the facility is also used for standby letters of credit to collateralize public deposits in excess of the level insured by the FDIC. Commitments for standby letters of credit to secure public deposits were $18.9 million and $26.2 million as of December 31, 2023 and 2022.

Securities sold under agreements to repurchase represent business deposit customers whose funds, above designated target balances, are transferred into an overnight interest-earning investment account by purchasing securities from the Bank's investment portfolio under an agreement to repurchase. We may be required to provide additional collateral based on the fair value of the underlying securities. Short-term borrowings may also consist of federal funds purchased.

At December 31, 2023, the Bank maintained a Borrower-In-Custody of Collateral line of credit agreement with the FRB for $103.8 million that requires monthly certification of collateral, is subject to annual renewal, incurs no service charge and is secured by commercial and consumer indirect auto loans. The Bank also maintains multiple line of credit arrangements with various unaffiliated banks totaling $50.0 million. At December 31, 2023, we did not have any outstanding balances under any of these borrowing relationships.

In December 2021, the Company entered into a term loan in the principal amount of $15.0 million, evidenced by a term note which matures on December 15, 2031 ("2031 Note"). The 2031 Note is an unsecured subordinated obligation of the Company and may be repaid in whole or in part, without penalty, on any interest payment date on or after December 15, 2026 and at any time upon the occurrence of certain events. The 2031 Note initially bears a fixed interest rate of 3.875% per year to, but excluding, December 15, 2026 and thereafter at a floating rate equal to the then-current three-month term SOFR plus 280 basis points. The 2031 Note qualifies as Tier 2 capital under regulatory guidelines. At December 31, 2023, the principal balance and unamortized debt issuance costs for the 2031 Note were $15.0 million and $322,000, respectively.

Subsidiary Activities

Community Bank is the only subsidiary of the Company. The Bank wholly-owns Exchange Underwriters, Inc., a former full-service, independent insurance agency.

REGULATION AND SUPERVISION

General

CB Financial Services, Inc. is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. As such, it is registered with, subject to examination and supervision by, and otherwise required to comply with the rules and regulations of the Federal Reserve Board.

Community Bank is a Pennsylvania-chartered commercial bank subject to extensive regulation by the Pennsylvania Department of Banking and Securities and the FDIC. The Bank's deposit accounts are insured up to applicable limits by the FDIC. The Bank must file reports with the Pennsylvania Department of Banking and Securities and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as mergers or acquisitions with other depository institutions. There are periodic examinations of the Bank by the Pennsylvania Department of Banking and Securities and the FDIC to review the Bank's compliance with various regulatory requirements. The Bank is also subject to certain reserve requirements established by the Federal Reserve Board. This regulation and supervision establishes a comprehensive framework of activities in which a commercial bank can engage and is intended primarily for the protection of the FDIC and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking and Securities, the FDIC, the Federal Reserve Board or Congress could have a material impact on the operations of the Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to CB Financial Services, Inc., and Community Bank. The description is limited to certain material aspects of the statutes and regulations addressed, is not intended to be a complete description of such statutes and regulations and their effects on CB Financial Services, Inc. and Community Bank, and is qualified in its entirety by reference to the actual statutes and regulations involved.

Federal Legislation

The Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies. However, the Dodd-Frank Act's changes go well beyond that and affect the lending, investments and other operations of all depository institutions. The Dodd-Frank Act requires the Federal Reserve to set minimum capital levels for bank holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies are restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect upon passage, and directs the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, such as the Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks with more than $10 billion in assets. Banks with $10 billion or less in assets are still examined for compliance by their applicable bank regulators. The new legislation also gave state attorney generals the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The legislation also increased the maximum amount of deposit insurance for banks to $250,000 per depositor. The Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so called "golden parachute" payments. The legislation also directs the Federal Reserve to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not. Further, the legislation requires that originators of securitized loans retain a percentage of the risk for transferred loans, directs the Federal Reserve to regulate pricing of certain debit card interchange fees and contains a number of reforms related to mortgage origination.

The Dodd Frank Act has resulted in an increased regulatory burden and compliance, operating and interest expense for the Company and the Bank.

Bank Regulation

Business Activities. The Bank derives its lending and investment powers from the applicable Pennsylvania law, federal law and applicable state and federal regulations. Under these laws and regulations, The Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits.

Capital Requirements. Federal regulations require state banks to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% core capital to assets leverage ratio (3% for savings associations receiving the highest rating on the composite, or "CAMELS," rating system for capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk), and an 8% risk-based capital ratio.

The risk-based capital standard for state banks requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 1250%, assigned by the regulations, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, an institution that retains credit risk in connection with an asset sale is required to maintain additional regulatory capital because of the purchaser's recourse against the institution. In assessing an institution's capital adequacy, the FDIC takes into consideration not only these numeric factors, but qualitative factors as well and has the authority to establish higher capital requirements for individual associations where necessary.

At December 31, 2023, the Bank's capital exceeded all applicable requirements.

The risk-based capital rule and the method for calculating risk-weighted assets by the FDIC and the other federal bank regulators are consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The rule applies to all depository institutions (such as the Bank) and top-tier bank holding companies with total consolidated assets of $3.0 billion or more. Among other things, the rule established a common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The rule also requires unrealized gains and losses on certain available-for-sale securities to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The Bank elected the one-time opt-out election for accumulated other comprehensive loss ("AOCL") to be excluded from the regulatory capital calculation. The rule limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a capital conservation buffer consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement was phased in at 0.625% per year beginning January 1, 2016 and ended January 1, 2019, when the full 2.5% capital conservation buffer requirement became effective.

Loans-to-One Borrower. Generally, a Pennsylvania-chartered commercial bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of capital. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2023, the Bank was in compliance with the loans-to-one borrower limitations.

Capital Distributions. The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus is at least equal to capital. Dividends may not reduce surplus without the prior consent of the Pennsylvania Department of Banking and Securities. In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.

Community Reinvestment Act and Fair Lending Laws. All insured institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The FDIC is required to assess the Bank's record of compliance with the Community Reinvestment Act. Failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. The Bank received a "satisfactory" rating in its most recent federal examination.

Transactions with Related Parties. A state-chartered bank's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls or is under common control with an insured depository institution, such as the Bank. The Company is an affiliate of the Bank because of its control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a state-chartered bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

The Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve. Among other things, these provisions generally require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. Under the Federal Prompt Corrective Action statute, the FDIC is required to take supervisory actions against undercapitalized state-chartered banks under its jurisdiction, the severity of which depends upon the institution's level of capital. An institution that has total risk-based capital of less than 8% or a leverage ratio or a Tier 1 risk-based capital ratio that generally is less than 4% is considered to be "undercapitalized". An institution that has total risk-based capital less than 6%, a Tier 1 core risk-based capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized." An institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

Generally, the Pennsylvania Department of Banking and Securities (the "Pennsylvania Department of Banking" or "PDBS") is required to appoint a receiver or conservator for a state-chartered bank that is "critically undercapitalized" within specific time frames. The regulations also provide that a capital restoration plan must be filed with the FDIC within 45 days of the date that an institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any bank holding company of an institution that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5% of the institution's assets at the time it was deemed to be undercapitalized by the FDIC or the amount necessary to restore the institution to adequately capitalized status. This guarantee remains in place until the FDIC notifies the institution that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures, such as restrictions on capital distributions and asset growth. The PDBS may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2023, the Bank met the criteria for being considered "well capitalized."

In addition, the final capital rule adopted in July 2013 revises the prompt corrective action categories to incorporate the revised minimum capital requirements of that rule.

Enforcement. The Pennsylvania Department of Banking maintains enforcement authority over the Bank, including the power to issue cease and desist orders and civil money penalties and to remove directors, officers or employees. It also has the power to appoint a conservator or receiver for a bank upon insolvency, imminent insolvency, unsafe or unsound condition or certain other situations. The FDIC has primary federal enforcement responsibility over non-Federal Reserve Bank ("FRB")-member state banks and has authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on the bank. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. In general, regulatory enforcement actions occur with respect to situations involving unsafe or unsound practices or conditions, violations of law or regulation or breaches of fiduciary duty. Federal and Pennsylvania laws also establish criminal penalties for certain violations.

Insurance of Deposit Accounts. The Deposit Insurance Fund ("DIF") of the FDIC insures deposits at FDIC-insured financial institutions, such as the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. The FDIC charges insured depository institutions premiums to maintain the DIF.

The Dodd-Frank Act increased the minimum target DIF ratio from 1.15% to 1.35% of estimated insured deposits. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC to establish a maximum fund ratio. The FDIC has exercised that discretion by establishing a long-range fund ratio of 2%. The FDIC adopted a plan to restore the fund to the 1.35% ratio by September 30, 2028.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Bank does not currently know of any practice, condition or violation that may lead to termination of its deposit insurance.

Prohibitions Against Tying Arrangements. State-chartered banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

FHLB System. The Bank is a member of the FHLB System, which consists of 11 regional FHLBs. The FHLB System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB of Pittsburgh, The Bank is required to acquire and hold shares of capital stock in the FHLB. As of December 31, 2023, the Bank was in compliance with this requirement. The Bank also is able to borrow from the FHLB of Pittsburgh, which provides an additional source of liquidity for the Bank.

Federal Reserve System. The FRB regulations historically required banks to maintain reserves against their transaction accounts (primarily Negotiable Order of Withdrawal, or NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows for 2024: a 3% reserve ratio is assessed on net transaction accounts up to and including $644.0 million; a 10% reserve ratio is applied above $644.0 million. The first $36.1 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Bank complies with the foregoing requirements. However, effective March 26, 2020, the FRB reduced reserve requirement ratios on all net transaction accounts to 0%, eliminating reserve requirements for all depository institutions, in response to the COVID-19 pandemic.

Other Regulations

Interest and other charges collected or contracted by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal and state laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such laws.

The operations of the Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act, which requires banks operating to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

General. The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. As such, the Company is registered with the Federal Reserve and is subject to regulations, examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve has enforcement authority over the Company and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the subsidiary banking institution.

Capital. The Dodd-Frank Act requires the Federal Reserve to establish for all depository institution holding companies minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries.

Source of Strength. The Dodd-Frank Act requires that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Dividends. The Federal Reserve has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances, such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary depository institution becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the Company's ability to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition. Under the Change in Bank Control Act, a federal statute, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a bank holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company's outstanding voting stock, unless the Federal Reserve has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company's outstanding voting stock.

Under the Change in Bank Control Act, the Federal Reserve generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

Federal Securities Laws. The Company's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As a result, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the federal securities laws. The Company has policies, procedures and systems designed to comply with these regulations, and the Company reviews and documents these policies, procedures and systems to ensure continued compliance with these regulations.

TAXATION

General. The Company and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

Method of Accounting. For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Federal Taxation. The federal income tax laws apply to the Company in the same manner as to other corporations with some exceptions. The Company may exclude from income 100% of dividends received from the Bank as members of the same affiliated group of corporations. For federal income tax purposes, corporations may carryforward net operating losses indefinitely, but the deduction is limited to 80% of taxable income. For its 2023 and 2022 fiscal year, the Company's maximum federal income tax rate was 21%.

State Taxation. The Bank is subject to the Pennsylvania Bank and Trust Company Shares Tax ("Shares Tax") rate of 0.95%. The tax is imposed on the Bank's adjusted equity. The Company and Exchange Underwriters are subject to the Pennsylvania Corporate Net Income Tax, otherwise known as "CNI tax." The CNI tax rate in 2023 was 8.99% and in 2022 was 9.99%. The tax is imposed on income or loss from the federal income tax return on a separate-company basis for the Company and Exchange Underwriters. The federal return income or loss is adjusted for various items treated differently by the Pennsylvania Department of Revenue.

The Company is subject to additional state tax filing requirements in West Virginia and Ohio. The West Virginia Corporation Net Income Tax imposes a state income tax at the rate 6.5% based on the Company's consolidated taxable federal net income or loss on the Company's federal tax return, adjusted for various items treated differently by the West Virginia State Tax Department. The State of Ohio imposes an equity-based tax similar to the PA Shares Tax called Financial Institutions Tax ("FIT") at a minimum tax of $1,000 or a rate of 0.8% for the first $200 million of Ohio based-equity, and then a declining rate thereafter. All state taxation is apportioned to states where nexus exists based on different metrics of the Company's Consolidated Statements of Financial Condition and Consolidated Statements of Income.

ITEM 1A.   RISK FACTORS

In addition to risks disclosed elsewhere in this Report, the following discussion sets forth the material risk factors that could affect the Company's consolidated financial condition and results of operations. Readers should not consider any descriptions of these factors to be a complete set of all potential risks that could affect the Company. Any risk factor discussed below could by itself, or combined with other factors, materially and adversely affect the Company's business, results of operations, financial condition, capital position, liquidity, competitive position or reputation, including by materially increasing expenses or decreasing revenues, which could result in material losses or a decrease in earnings.

Risks Related to Our Lending Activities

A large percentage of the Company's loans are collateralized by real estate, and further disruptions in the real estate market may result in losses and reduce the Company's earnings.

A substantial portion of the Company's loan portfolio consists of loans collateralized by real estate. Improving economic conditions have shifted to an increase in demand for real estate, which has resulted in stabilization of some real estate values in the Company's markets. Further disruptions in the real estate market could significantly impair the value of the Company's collateral and its ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline further, it is likely that the Company would be required to increase its allowance for loan losses. If, during a period of lower real estate values, the Company is required to liquidate the collateral securing a loan to satisfy debts or to increase its allowance for loan losses, it could materially reduce its profitability and adversely affect its financial condition.

Because the Company emphasizes commercial real estate and commercial loan originations, its credit risk may increase, and continued downturns in the local real estate market or economy could adversely affect its earnings.

Commercial real estate and commercial loans generally have more inherent risk than the residential real estate loans. Because the repayment of commercial real estate and commercial loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. Commercial real estate and commercial loans also may involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely affect the value of properties securing the loan or the revenues from the borrower's business, thereby increasing the risk of nonperforming loans. As the Company's commercial real estate and commercial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase. Furthermore, it may be difficult to assess the future performance of newly originated commercial loans, as such loans may have delinquency or charge-off levels above the Company's historical experience, which could adversely affect the Company's future performance.

If our nonperforming assets increase, our earnings will suffer.

Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or real estate owned. We must reserve for probable losses, which results in additional provisions for loan losses. As circumstances warrant, we must write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, we have legal fees associated with the resolution of problem assets as well as additional costs, such as taxes, insurance and maintenance related to our other real estate owned. The resolution of nonperforming assets also requires the active involvement of management, which can adversely affect the amount of time we devote to the income-producing activities of the Bank. If our estimate of the allowance for loan losses is inadequate, we will have to increase the allowance accordingly.

If the Company's allowance for credit losses is not sufficient to cover actual credit losses, the Company's results of operations would be negatively affected.

We maintain an allowance for credit losses which represents management's best estimate of credit losses within the existing portfolio of loans. The allowance, in the judgement of management, is appropriate to reserve for estimated credit losses and risks inherent in the loan portfolio. The level of the allowance for credit losses reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses in the current loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions or forecasts, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses.

In addition, bank regulators periodically review the Company's allowance for credit losses and may require it to increase the allowance for credit losses or recognize further loan charge-offs. Any increase in the allowance for credit losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on the Company's financial condition and results of operations.

Risk Related to Changes in Market Interest Rates

Changes in interest rates may reduce the Company's profits and impair asset values.

The Company's earnings and cash flows depend primarily on its net interest income. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory agencies, particularly the Federal Reserve. Changes in market interest rates could have an adverse effect on the Company's financial condition and results of operations. If rates increase rapidly, the Company may have to increase the rates paid on deposits, particularly higher cost time deposits and borrowed funds, more quickly than any changes in interest rates earned on loans and investments, resulting in a negative effect on interest rate spreads and net interest income. Increases in interest rates may also make it more difficult for borrowers to repay adjustable rate loans. Conversely, should market interest rates fall below current levels, the Company's net interest margin also could be negatively affected if competitive pressures keep it from further reducing rates on deposits, while the yields on the Company's interest-earning assets decrease more rapidly through loan prepayments and interest rate adjustments. Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities, as borrowers refinance their loans to reduce borrowings costs. Under these circumstances, the Company is subject to reinvestment risk to the extent it is unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities. Changes in interest rates also affect the value of the Company's interest-earning assets, and in particular its securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale determined to be temporary in nature are reported as a separate component of equity. Decreases in the fair value of securities available for sale resulting from increases in interest rates therefore could have an adverse effect on the Company's stockholders' equity.

Risks Related to Our Acquisition Activity

Impairment in the carrying value of goodwill could negatively affect our results of operations.

We have recorded goodwill in connection with our recently completed mergers. At December 31, 2023, we had $9.7 million of goodwill on our Consolidated Statements of Financial Condition after incurring goodwill impairment of $18.7 million in 2020. Any further impairment to goodwill could have a material adverse impact on the Company's consolidated financial conditions and results of operations. 100% of the goodwill is assigned to the Community Banking reporting unit. Under GAAP, goodwill must be evaluated for impairment annually or on an interim basis when a triggering event occurs. If the carrying value of our reporting unit exceeds its current fair value as determined based on the value of the business, the goodwill is considered impaired and is reduced to fair value by a non-cash, non-tax-deductible charge to earnings. The impairment testing required by GAAP involves estimates and significant judgments by management. Although we believe our assumptions and estimates are reasonable and appropriate, any changes in key assumptions or other unanticipated events and circumstances may affect the accuracy or validity of such estimates. Events and conditions that could result in impairment in the value of our goodwill include worsening business conditions and economic factors, particularly those that may result from the impact of a downturn in the economy as a result of COVID-19, changes in the industries in which we operate, adverse changes in the regulatory environment, or other factors leading to reduction in expected long-term profitability and cash flows.

Risk Related to Our Liquidity Position

If we are unable to borrow funds, we may not be able to meet the cash flow requirements of our depositors, creditors, and borrowers, or the operating cash needed to fund corporate expansion and other corporate activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. Our liquidity is used to make loans and to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and procedures are established by the board, with operating limits set based upon the ratio of loans to deposits and percentage of assets funded with non-core or wholesale funding. We regularly monitor our overall liquidity position to ensure various alternative strategies exist to cover unanticipated events that could affect liquidity. We also establish policies and monitor guidelines to diversify our wholesale funding sources to avoid concentrations in any one market source. Wholesale funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and debt. The Bank is a member of the FHLB of Pittsburgh, which provides funding through advances to members that are collateralized with mortgage-related assets.

We maintain a portfolio of available-for-sale securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed. These sources include the sale of loans, the ability to acquire national market, non-core deposits, issuance of additional collateralized borrowings such as FHLB advances and federal funds purchased, and the issuance of preferred or common securities.

Risks Related to Our Ability to Pay Dividends

The Company's ability to pay dividends is subject to the ability of Community Bank to make capital distributions to the Company, and also may be limited by Federal Reserve policy.

The Company's long-term ability to pay dividends to its stockholders depends primarily on the ability of the Bank to make capital distributions to the Company and on the availability of cash at the holding company level if the Bank's earnings are not sufficient to pay dividends. In addition, the Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances, such as where the holding company's net income for the past four quarters, net of dividends paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate or earnings retention is inconsistent with its capital needs and overall financial condition. These regulatory policies may adversely affect the Company's ability to pay dividends or otherwise engage in capital distributions.

Risks Related to Our Operations

Because the nature of the financial services business involves a high volume of transactions, the Company faces significant operational risks.

The Company operates in diverse markets and relies on the ability of its employees and systems to process a significant number of transactions. Operational risk is the risk of loss resulting from operations, including the risk of fraud by employees or persons outside a company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. If a breakdown occurs in the internal controls system, improper operation of systems or improper employee actions, the Company could incur financial loss, face regulatory action and suffer damage to its reputation.

Risks associated with system failures, interruptions, breaches of security or cyber security could negatively affect the Company's earnings.

Information technology systems are critical to the Company's business. The Company uses various technology systems to manage customer relationships, general ledger, securities, deposits and loans. The Company has established policies and procedures to prevent or limit the effect of system failures, interruptions and security breaches, but such events may still occur or may not be adequately addressed if they do occur. In addition, any compromise of the Company's systems could deter customers from using its products and services. Security systems may not protect systems from security breaches.

In addition, the Company outsources some of its data processing to certain third-party providers. If these third-party providers encounter difficulties, or if the Company has difficulty communicating with them, the Company's ability to adequately process and account for transactions could be affected, and business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption or breach of security could damage the Company's reputation and result in a loss of customers and business thereby, subjecting it to additional regulatory scrutiny, or could expose it to litigation and possible financial liability. Although the Company has not experienced any system failures, interruption or breach of security to date, any of these events could have a material adverse effect on its financial condition and results of operations.

The Company is constantly relying upon the availability of technology, the Internet and telecommunication systems to enable financial transactions by clients, to record and monitor transactions and transmit and receive data to and from clients and third parties. Information security risks have increased significantly due to the use of online, telephone and mobile banking channels by clients and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Our technologies, systems, networks and our clients' devices have been subject to, and are likely to continue to be the target of, cyberattacks, computer viruses, malware, phishing attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our clients' confidential, proprietary and other information, the theft of client assets through fraudulent transactions or disruption of our or our clients' or other third parties' business operations. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

The Company's risk management framework is designed to minimize risk and loss to the company. The Company seeks to identify, measure, monitor, report and control exposure to risk, including strategic, market, liquidity, compliance and operational risks. While the Company uses a broad and diversified set of risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased the Company's level of risk. Accordingly, the Company could suffer losses if it fails to properly anticipate and manage these risks.

Risks Related to Accounting Matters

Changes in the Company's accounting policies or in accounting standards could materially affect how the Company reports its financial condition and results of operations.

The Company's accounting policies are essential to understanding its financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the value of the Company's assets, liabilities, and financial results. Some of the Company's accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain, and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying the Company's financial statements are incorrect, it may experience material losses.

From time to time, the FASB and the Securities and Exchange Commission change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of the Company's financial statements. These changes are beyond the Company's control, can be difficult to predict, and could materially affect how the Company reports its financial condition and results of operations. The Company could also be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements in material amounts.

The need to account for certain assets at estimated fair value, such as securities, may adversely affect the Company's financial condition and results of operations.

The Company reports certain assets, such as securities, at estimated fair value. Generally, for assets that are reported at fair value, the Company uses quoted market prices or valuation models that utilize observable market inputs to estimate fair value. Because the Company carries these assets on its books at their estimated fair value, it may incur losses even if the asset in question presents minimal credit risk.

Risks Related to Competitive Matters

Strong competition within the Company's market area could adversely affect the Company's earnings and slow growth.

The Company faces intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in the Company earning less on its loans and paying more on its deposits, which reduces net interest income. Some of the Company's competitors have substantially greater resources than the Company has and may offer services that it does not provide. The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing consolidation in the financial services industry. The Company's profitability will depend upon its continued ability to compete successfully in its market areas.

General Risk Factors

A worsening of economic conditions could adversely affect the Company's financial condition and results of operations.

A worsening of economic conditions could significantly affect the markets in which the Company operates, the value of loans and investments, ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued elevated unemployment levels may result in higher than expected loan delinquencies, increases in nonperforming and criticized classified assets, and a decline in demand for the Company's products and services. In addition, the volatility in natural gas prices, or if prices decline, may depress natural gas exploration and drilling activities in the Marcellus Shale Formation. Furthermore, exploration and drilling of natural gas reserves in our market area may be affected by federal, state and local laws and regulations affecting production, permitting, environmental protection and other matters. Any of these events may negatively affect our customers, and may cause the Company to incur losses, and may adversely affect its financial condition and results of operations.

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, there have been market indicators of a pronounced rise in inflation and the FRB has raised certain benchmark interest rates in an effort to combat inflation. As inflation increases, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

Climate change and related legislative and regulatory initiatives may materially affect the Company's financial condition and results of operations.

The effects of climate change continue to create a rising level of concern for the state of the global environment. As a result, businesses have increased their political and social awareness surrounding the issue, and the U.S. has entered into international agreements in an attempt to reduce global temperatures. In addition, the U.S. government, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to combat climate change. Other expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it difficult to predict how climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact us. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in our portfolios. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted by climate change, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate. Overall, the effects and resulting, unknown impact of climate change could have a material adverse effect on our financial condition and results of operations.

We could be adversely affected by failure in our internal controls.

A failure in our internal controls could have a significant negative impact not only on our earnings, but also on the perception that customers, regulators and investors may have of us. We devote a significant amount of effort, time and resources to continually strengthening our controls and ensuring compliance with complex accounting standards and banking regulations. Compliance with increased or new standards and regulations applicable to our Company may entail management spending increased time addressing such standards and regulations. Further, the Company may be required to expend additional capital resources on professional advisors, which could increase operational expenses and therefore negatively impact our net income.

ITEM 1B   UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 1C   CYBERSECURITY

Our risk management program is designed to identify, assess and mitigate risks across our company. When considering financial, operational, regulatory, reputational and legal risk, our program is well matched for our size and complexity. Our Chief Technology Officer, in conjunction with the Chief Operating Officer, is currently responsible for managing our information security program. Given the increasing risk involving cybersecurity and the Bank's evolving needs and reliance on technology, our strategy involves the addition of a Chief Information Security Officer. The Chief Information Security Officer will be primarily responsible for the cybersecurity component of our risk program. These responsibilities include performing and maintaining a cyber risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, access levels, third party risk and vendor management and business continuity planning. This key role will be developed as we expand our overall risk management program.

Our objectives for managing cybersecurity risk is to greatly minimize the impacts of external threats. This includes, but is not limited to, efforts to penetrate, disrupt or misuse our systems or information. Our information security program is designed to comply with industry standards, such as the National Institute of Technology Cybersecurity Framework. We successfully leverage several associations, industry groups, audits and enhanced monitoring to promote the effectiveness of our program. Our Chief Technology Officer, who reports to our Chief Operating Officer, collaborates regularly with peer banks and other industry groups to identify and implement best practices. Our program is regularly reviewed in an effort to address emerging trends and threats.

We maintain multiple controls in an effort to manage cybersecurity threats. We employ various preventative and detective controls to monitor, block and prevent suspicious activity including those that provide real-time alerts and response. We have systems designed to mitigate cyber risk, which includes ongoing training for employees, preparedness and tabletop exercises, and recovery testing. We maintain a robust vendor management program that identifies, assesses and documents risk associated with external service providers. We proactively monitor email servers for malicious activity and limit remote work only to qualified positions. We leverage internal and external auditors to review processes, systems and controls related to our information security program to ensure they are operating effectively. Management proactively responds to all recommendations designed to strengthen or improve our operating environment.

We maintain a detailed Incident Response Plan which outlines the steps we would implement in the event of an actual or potential cybersecurity event. The Incident Response Plan includes timely notification of an escalation to the appropriate levels of management and Board of Directors. The Incident Response Plan is reviewed and updated at least annually and mandates coordination and collaboration across all levels of management and all areas of the Bank.

The Board of Directors reviews components of the information security program on annual basis including policies, procedures, risk assessments, table top testing results, attestations, budgets and strategies. These components are presented by Executive Management as part of the regular board meeting schedule and strategic planning process.

ITEM 2.   PROPERTIES

At December 31, 2023, our premises and equipment had an aggregate net book value of approximately $19.7 million. We conduct our business through 13 branch offices. The branch offices are utilized by the community banking segment. In addition, the community banking segment has a corporate office, an operations center and two loan production offices. We believe that our office facilities are adequate to meet our present and immediately foreseeable needs.

The following table sets forth certain information concerning the main and each branch office at December 31, 2023.

Location	Owned or Leased
PENNSYLVANIA	
Main Office (Greene County):	
100 North Market Street, Carmichaels, PA 15320	Owned
Barron P. "Pat" McCune, Jr. Corporate Center (Washington County):	
2111 North Franklin Drive, Washington, PA 15301	Owned
Ralph J. Sommers, Jr. Operations Center (Greene County):	
600 Evergreene Drive, Waynesburg, PA 15370	Owned
Branch Offices (Greene County):	
30 West Greene Street, Waynesburg, PA 15370	Owned
100 Miller Lane, Waynesburg, PA 15370	Building Owned, Ground Lease
1993 South Eighty Eight Road, Greensboro, PA 15338	Owned
Branch Offices (Washington County):	
65 West Chestnut Street, Washington, PA 15301	Building Owned, Ground Lease
4139 Washington Road, McMurray, PA 15317	Leased
200 Main Street, Claysville, PA 15232	Owned
Branch Offices (Fayette County):	
545 West Main Street, Uniontown, PA 15401	Building Owned, Ground Lease
Branch Office (Westmoreland County):	
1670 Broad Avenue, Belle Vernon, PA 15012	Owned
Branch Office (Allegheny County):	
714 Brookline Boulevard, Pittsburgh, PA 15226	Owned
Northern Loan Production Office:	
100 Pinewood Lane, Suite 101, Warrendale, PA 15086	Leased
Southpointe Loan Production Office:	
325 Southpointe Boulevard, Canonsburg, PA 15317	Leased
WEST VIRGINIA	
Branch Offices (Ohio County):	
1701 Warwood Avenue, Wheeling, WV 26003	Owned
875 National Road, Wheeling, WV 26003	Owned
Branch Office (Marshall County):	
809 Lafayette Avenue, Moundsville, WV 26041	Owned

ITEM 3.   LEGAL PROCEEDINGS

At December 31, 2023, we were not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts that management believes are immaterial to our financial condition, results of operations and cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ Global Market under the symbol "CBFV." The approximate number of holders of record of the Company's common stock as of March 6, 2024, was 606. Certain shares of Company common stock are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Equity Compensation Plans

The following table provides information at December 31, 2023, for compensation plans under which equity securities may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
	(A)	(B)	(C)
Equity compensation plans:			
Approved by stockholders	337,444 [1]	$ 24.11 [1]	161,464 [2]
Not approved by stockholders	—	—	—
Total	337,444	$ 24.11	161,464

(1)   *Represents stock options available to be exercised from Treasury Stock under the 2015 Equity Incentive Plan (the "2015 Plan") and stock options granted under the 2021 Equity Incentive Plan (the "2021 Plan") that can be issued from a reserve upon exercise. The 2015 Plan shall remain in effect as long as any awards are outstanding, but as a result of the approval of the 2021 Equity Incentive Plan, no more awards can be granted under the 2015 Plan.*

(2)   *Represents 161,464 shares available under the 2021 Plan (the "Share Limit") that can be issued of which a maximum of 161,464 shares may be issued as stock options or 64,586 shares may be issued as restricted stock awards or units based on the terms of the Plan whereby the Share Limit is reduced, on a one-for-one basis, for each share of common stock subject to a stock option grant, and on a two and one-half-for-one basis for each share of common stock issued pursuant to restricted stock awards or units. At December 31, 2023, 183,440 stock options, and 67,990 restricted shares have been granted under the 2021 Plan.*

Issuer Purchases of Equity Securities

The Company did not repurchase any of its equity securities during the three months ended December 31, 2023.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear in this Report. You should read the information in this section in conjunction with the business and financial information the Company provided in this Report.

Cautionary Statement Concerning Forward-Looking Statements

See the first page of this Report for information regarding forward-looking statements.

Selected Financial Data

The following tables set forth selected historical financial and other data of the Company at and for the years ended December 31, 2023, 2022 and 2021. The information at December 31, 2023 and 2022, and for the years ended December 31, 2023 and 2022 is derived in part from, and should be read together with, the Company's audited consolidated financial statements and notes included in this Report and should be read together therewith. The information at December 31, 2021 and for the year ended December 31, 2021 is derived in part from audited financial statements that are not included in this Report.

December 31,	2023	2022	2021
(Dollars in Thousands)			
Selected Financial Condition Data:			
Assets	$ 1,456,091	$ 1,408,938	$ 1,425,479
Cash and Due From Banks	68,223	103,700	119,674
Securities	207,095	190,058	224,974
Loans, Net	1,100,689	1,037,054	1,009,214
Deposits	1,267,159	1,268,503	1,226,613
Short-Term Borrowings	—	8,060	39,266
Other Borrowed Funds	34,678	14,638	17,601
Stockholders' Equity	139,834	110,155	133,124

Year Ended December 31,	2023	2022	2021
(Dollars in Thousands)			
Selected Operating Data:			
Interest and Dividend Income	$ 62,225	$ 47,716	$ 43,557
Interest Expense	17,672	4,781	3,405
Net Interest and Dividend Income	44,553	42,935	40,152
(Recovery) Provision for Credit Losses - Loans	(284)	3,784	(1,125)
Recovery for Credit Losses - Unfunded Commitments	(218)	—	—
Net Interest and Dividend Income After (Recovery) Provision for Credit Losses	45,055	39,151	41,277
Noninterest Income	24,012	9,820	16,280
Noninterest Expense	38,782	34,891	42,862
Income Before Income Tax Expense	30,285	14,080	14,695
Income Tax Expense	7,735	2,833	3,125
Net Income	$ 22,550	$ 11,247	$ 11,570

At or For the Year Ended December 31,	2023	2022	2021
Per Common Share Data:			
Earnings Per Common Share - Basic	$ 4.41	$ 2.19	$ 2.15
Earnings Per Common Share - Diluted	4.40	2.18	2.15
Dividends Per Common Share	1.00	0.96	0.96
Dividend Payout Ratio [1]	22.73 %	44.04 %	44.65 %
Book Value Per Common Share	$ 27.31	$ 21.60	$ 25.31
Common Shares Outstanding	5,119,543	5,100,189	5,260,672

At or For the Year Ended December 31,	2023	2022	2021
Selected Financial Ratios:			
Return on Average Assets	1.60 %	0.80 %	0.79 %
Return on Average Equity	19.42	9.56	8.66
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	141.85	148.00	145.44
Average Equity to Average Assets	8.25	8.36	9.12
Net Interest Rate Spread [2]	2.73	3.07	2.81
Net Interest Rate Spread (Non-GAAP) [2][4]	2.74	3.08	2.82
Net Interest Margin [3]	3.28	3.24	2.92
Net Interest Margin (Non-GAAP) [3][4]	3.29	3.25	2.94
Net (Recoveries) Charge-offs to Average Loans	(0.05)	0.25	0.01
Noninterest Expense to Average Assets	2.76	2.48	2.93
Efficiency Ratio [5]	56.56	66.14	75.95

Asset Quality Ratios:			
Allowance for Credit Losses to Total Loans	0.87 %	1.22 %	1.13 %
Allowance for Credit Losses to Nonperforming Loans	433.35	221.06	159.40
Allowance for Credit Losses to Nonaccrual Loans	433.35	320.64	233.37
Delinquent and Nonaccrual Loans to Total Loans	0.62	0.81	0.78
Nonperforming Loans to Total Loans	0.20	0.55	0.71
Nonperforming Loans to Total Assets	0.15	0.41	0.51
Nonperforming Assets to Total Assets	0.16	0.41	0.51

Capital Ratios:			
Common Equity Tier 1 Capital to Risk-Weighted Assets [6]	13.64%	12.33%	11.95%
Tier 1 Capital to Risk-Weighted Assets [6]	13.64	12.33	11.95
Total Capital to Risk-Weighted Assets [6]	14.61	13.58	13.18
Tier 1 Leverage Capital to Adjusted Total Assets [6]	10.19	8.66	7.76

Other:			
Number of Branch Offices	13	13	14
Number of Full-Time Equivalent Employees	161	197	200

(1) *Represents dividends per share divided by net income per share.*

(2) *Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.*

(3) *Represents net interest income as a percentage of average interest-earning assets.*

(4) *Fully taxable-equivalent (FTE) yield adjustments have been made for tax exempt loan and securities income utilizing a marginal federal income tax rate of 21%. Refer to Explanation of Use of Non-GAAP Financial Measures in Item 7 of this Report for the calculation of the measure and reconciliation to the most comparable GAAP measure.*

(5) *Represents noninterest expense divided by the sum of net interest income and noninterest income.*

(6) *Capital ratios are for Community Bank only.*

Critical Accounting Policies and Use of Critical Accounting Estimates

Critical accounting policies are those that involve significant judgments, estimates and assumptions by management and that have, or could have, a material impact on the Company's income or the carrying value of its assets.

Allowance for Credit Losses (ACL). On January 1, 2023, the Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The Company adopted ASU 2016-13 using a modified retrospective approach. Results for reporting periods beginning after January 1, 2023 are presented under Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption resulted in a decrease of $3.4 million to the Company's ACL related to loans receivable (ACL - Loans) and an increase of $718,000 in ACL for unfunded commitments (ACL - Unfunded Commitments). The net impact resulted in a $2.1 million increase to retained earnings, net of deferred taxes.

The ACL represents the estimated amount considered necessary to cover lifetime expected credit losses inherent in financial assets at the balance sheet date. The measurement of expected credit losses is applicable to loans receivable and securities measured at amortized cost. It also applies to off-balance sheet credit exposures such as loan commitments and unused lines of credit. The allowance is established through a provision for credit losses that is charged against income. The methodology for determining the allowance for credit losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment that could result in changes to the amount of the recorded ACL. The ACL is reported separately as a contra-asset on the Consolidated Statement of Financial Condition. The expected credit loss for unfunded loan commitments is reported on the Consolidated Statement of Financial Condition in other liabilities while the provision for credit losses related to unfunded commitments is reported in provision for credit losses - unfunded commitments in the Consolidated Statements of Income.

ACL on Loans Receivable
The ACL on loans is deducted from the amortized cost basis of the loan to present the net amount expected to be collected. Expected losses are evaluated and calculated on a collective, or pooled, basis for those loans which share similar risk characteristics. At each reporting period, the Company evaluates whether loans within a pool continue to exhibit similar risk characteristics. If the risk characteristics of a loan change, such that they are no longer similar to other loans in the pool, the Company will evaluate the loan with a different pool of loans that share similar risk characteristics. If the loan does not share risk characteristics with other loans, the Company will evaluate the loan on an individual basis. The Company evaluates the pooling methodology at least annually. Loans are charged off against the ACL when the Company believes the balances to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off.

The Company has chosen to segment its portfolio consistent with the manner in which it manages credit risk. Such segments include residential mortgage, commercial real estate mortgages, construction, commercial business, consumer and other. For most segments, the Company calculates estimated credit losses using a probability of default and loss given default methodology, the results of which are applied to the aggregated discounted cash flow of each individual loan within the segment. The point in time probability of default and loss given default are then conditioned by macroeconomic scenarios to incorporate reasonable and supportable forecasts that affect the collectability of the reported amount.

The Company estimates the ACL on loans via a quantitative analysis which considers relevant available information from internal and external sources related to past events and current conditions, as well as the incorporation of reasonable and supportable forecasts. The Company evaluates a variety of factors including third party economic forecasts, industry trends and other available published economic information in arriving at its forecasts. After the reasonable and supportable forecast period, the Company reverts, on a straight-line basis, to average historical losses. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructuring will be executed with an individual borrower or the renewal option is included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Also included in the ACL on loans are qualitative reserves to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. Factors that the Company considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, and the effect of external factors such as competition, legal and regulatory requirements, among others. Furthermore, the Company considers the inherent uncertainty in quantitative models that are built upon historical data.

Individually Evaluated Loans
On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on its disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will charge off the difference between the fair value of the collateral, less estimated costs to sell at the reporting date, and the amortized cost basis of the loan.

ACL on Off-Balance Sheet Commitments
The Company is required to include unfunded commitments that are expected to be funded in the future within the allowance calculation, other than those that are unconditionally cancellable. To arrive at that reserve, the reserve percentage for each applicable segment is applied to the unused portion of the expected commitment balance and is multiplied by the expected funding rate. To determine the expected funding rate, the Company uses a historical utilization rate for each segment. As noted above, the ACL on unfunded loan commitments is included in other liabilities on the Consolidated Statement of Financial Condition and the related credit expense is recorded in provision for credit losses - unfunded commitments in the Consolidated Statements of Income.

ACL on Available-for-Sale Securities
For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities available-for-sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of tax. The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies and have a long history of no credit losses.

Changes in the ACL are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued Interest Receivable
The Company made an accounting policy election to exclude accrued interest receivable from the amortized cost basis of loans and available for sale securities. Accrued interest receivable on loans is reported as a component of accrued interest receivable and other assets on the Consolidated Statement of Financial Condition, totaled $4.1 million at December 31, 2023 and is excluded from the estimate of credit losses. Accrued interest receivable on available of sale securities, also a component of accrued interest receivable and other assets on the Consolidated Statement of Financial Condition, totaled $947,000, at December 31, 2023 and is excluded from the estimate of credit losses.

Allowance for Loan Losses. Prior to the adoption of ASU 2016-13, the Company calculated the allowance for loan losses ("allowance"), using an incurred loan loss methodology. The following policy related to the allowance in prior periods.

The allowance for loan losses ("allowance") is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance based on potential losses in the current loan portfolio, which includes an assessment of economic conditions, changes in the nature and volume of the loan portfolio, loan loss experience, volume and severity of past due, classified and nonaccrual loans as well as other loan modifications, quality of the Company's loan review system, the degree of oversight by the Company's Board, existence and effect of any concentrations of credit and changes in the level of such concentrations, effect of external factors, such as competition and legal and regulatory requirements, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making evaluations. Additions are made to the allowance through periodic provisions charged to income and recovery of principal and interest on loans previously charged-off. Losses of principal are charged directly to the allowance when a loss occurs or when a determination is made that the specific loss is probable. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due for principal and interest according to the original contractual terms of the loan agreement. Generally, management considers all substandard, doubtful, and loss-rated loans, nonaccrual loans, and TDRs for impairment. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The maximum period without payment that typically can occur before a loan is considered for impairment is 90 days. Impairment is measured based on the present value of expected future cash flows discounted at a loan's effective interest rate, or as a practical expedient, the observable market price, or, if the loan is collateral dependent, the fair value of the underlying collateral. When the measurement of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation allowance. This specific valuation allowance is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The specific valuation allowance, or allowance for impaired loans, is part of the total allowance for loan losses. Cash payments received on impaired loans that are considered nonaccrual are recorded as a direct reduction of the recorded investment in the loan. When the recorded investment has been fully collected, receipts are recorded as recoveries to the allowance for loan losses until the previously charged-off principal is fully recovered. Subsequent amounts collected are recognized as interest income. If no charge-off exists, then once the recorded investment has been fully collected, any future amounts collected would be recognized as interest income. Impaired loans are not returned to accrual status until all amounts due, both principal and interest, are current and a sustained payment history has been demonstrated.

The general allowance component covers pools of homogeneous loans by loan class. Management determines historical loss experience for each segment of loans using the five-year rolling average of the net charge-off data within each segment. Qualitative and environmental factors are also considered that are likely to cause estimated credit losses associated with the Bank's existing portfolio to differ from historical loss experience, and include levels and trends in delinquency and impaired loans; levels and trends in net charge-offs, trends in volume and terms of loans; change in underwriting, policies, procedures, practices and key personnel; national and local economic trends; industry conditions, and effects of changes in high-risk credit circumstances. The qualitative and environmental factors are reviewed on a quarterly basis to ensure they are reflective of current conditions in the portfolio and economy. An unallocated component, which is a part of the general allowance component, is maintained to cover uncertainties that could affect the Company's estimate of probable losses.

Our allowance is sensitive to a number of inputs, most notably the qualitative factors and historical loss experience by loan segment. Given the dynamic relationship between the inputs, it is difficult to estimate the impact of a change in any one individual variable on the allowance. Although management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral value cannot be predicted with certainty, there can be no assurance that the existing allowance is adequate or that increases will not be necessary should the quality of assets deteriorate as a result of the factors discussed previously. Any increase in the allowance may adversely affect our financial condition and results of operations. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Fair Value Measurements. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the transaction date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A three-level of fair value hierarchy prioritizes the inputs used to measure fair value:

Level 1 –   Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 –   Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 –   Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

This hierarchy requires the use of observable market data when available. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Company attempts to maximize observable inputs and limit the use of unobservable inputs when developing fair value measurements, Fair value measurements for assets where there exists limited or no observable market data and that are based primarily upon the Company's or other third-party's estimates, are often calculated based on the characteristics of the asset, the economic and competitive environment and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset. Additionally, there may be inherent weaknesses in any calculation technique where changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future valuations.

Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Deemed to have an indefinite life and not subject to amortization, goodwill is instead tested for impairment at the reporting unit level at least annually on October 31 or more frequently if triggering events occur or impairment indicators exist. The Company operates two reporting units – Community Banking segment and Insurance Brokerage Services segment. The Company has assigned 100% of the goodwill to the Community Banking reporting unit.

Determining the fair value of a reporting unit under the goodwill impairment test is judgmental and often involves the use of significant estimates and assumptions. The Company applies a one-step quantitative test and records the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a step one impairment test is unnecessary. An entity also has the option to bypass the qualitative assessment for any reporting unit and proceed directly to the first step of impairment testing.

Two basic approaches to determine the fair value of an entity are the income approach and market approach or a combination of the two. The income approach uses valuation techniques to convert future earnings or cash flows to present value to arrive at a value that is indicated by market expectations about future amounts. The market approach uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities. The fair value measure is based on the value that those transactions indicate. These approaches involve significant estimates and assumptions.

In the application of the income approach, fair value of a reporting unit is determined using a discounted cash flow analysis. The income approach relies on Level 3 inputs along with a market-derived cost of capital when measuring fair value. Fair value is determined by converting anticipated benefits into a present single value. Once the benefit or benefits are selected, an appropriate discount or capitalization rate is applied to each benefit. These rates are calculated using the appropriate measure for the size and type of company, using financial models and market data as required. A discount rate may be derived based on a modified capital asset pricing model. which is comprised of a risk-free rate of return, an equity risk premium, a size premium and a factor covering the systemic market risk and a company specific risk premium. The values for the factors applied are determined primarily using external sources of information. The discounted cash flow model also uses prospective financial information. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performance and overall macroeconomic and regulatory environments.

Under the market approach, Level 1 and 2 inputs are used when measuring fair value. In the application of the market approach, the Guideline Public Company method of appraisal is based on the premise that pricing multiples of publicly traded companies can be used as a tool to be applied in valuing a closely held entity. A value multiple or ratio relates a stock's market price to the reported accounting data such as revenue, earnings, and book value. These ratios provide an objective basis for measuring the market's perception of a stock's fair value. Value ratios generally reflect the trends in growth, performance and stability of the financial results of operations. In this way, the business and financial risks exhibited by an industry or group of companies can be viewed in relation to market values. Value ratios also reflect the market's outlook for the economy as a whole. Guideline companies provide a reasonable basis for comparison to the relative investment characteristics of the company being valued. The Company analyzes the relationships between the guideline companies' asset size, profitability, asset quality and capital ratios and applies a control premium to the selected guideline company multiples. The control premium is management's estimate of how much a market participant would be willing to pay over the fair market value in consideration of synergies and other benefits that flow from control of the entity. The Guideline Public Company method using trading activity of publicly traded companies that are most similar to the Company may also be considered when the banking industry has a sufficient level of mergers and acquisitions activity

The results of the income and market approaches may be weighted to determine the concluded fair value of the reporting unit. The weighting is judgmental and is based on the perceived level of appropriateness of the valuation methodology. Estimating the fair value involves the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions change from those expected, it is reasonably possible that the judgments and estimates described above could change in future periods and require management to further evaluate goodwill for impairment.

If the Company determines a triggering event occurs in the future, changes in the judgments, assumptions and inputs noted above could result in additional goodwill impairment.

Deferred Taxes. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have a deferred tax asset valuation allowance as of December 31, 2023 and December 31, 2022.

Recent Accounting Pronouncements and Developments

New accounting pronouncements that were adopted in the current period or will be adopted in a future period are discussed in Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, which is included in Part IV, Item 15 of this Report.

Explanation of Use of Non-GAAP Financial Measures

In addition to traditional measures presented in accordance with generally accepted accounting principles ("GAAP"), we use, and this Report contains or references, certain Non-GAAP financial measures. We believe these Non-GAAP financial measures provide useful information in understanding our underlying results of operations or financial position and our business and performance trends as they facilitate comparisons with the performance of other companies in the financial services industry. Although we believe that these Non-GAAP financial measures enhance the understanding of our business and performance, these Non-GAAP financial measures should not be considered an alternative to GAAP or considered to be more important than financial results determined in accordance with GAAP, nor are they necessarily comparable with Non-GAAP measures which may be presented by other companies. Where Non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found herein. Refer to the "Reconciliations of Non-GAAP Financial Measures to GAAP" within this Item 7 for further information.

Comparison of Financial Condition at December 31, 2023 and 2022

Assets. Total assets increased $47.2 million, or 3.4%, to $1.46 billion at December 31, 2023, compared to $1.41 billion at December 31, 2022.

Cash and Due From Banks. Cash and due from banks decreased $35.5 million, or 34.2%, to $68.2 million at December 31, 2023, compared to $103.7 million at December 31, 2022. The change is primarily related to net funding of loans.

Securities. Securities increased $17.0 million, or 8.9%, to $207.1 million at December 31, 2023, compared to $190.1 million at December 31, 2022. The securities balance was primarily impacted by the purchase of $29.9 million of collateralized loan obligation securities, partially offset by $15.8 million of repayments on mortgage-backed and collateralized mortgage obligation securities and a $110,000 decrease in the market value in the equity securities portfolio, which is primarily comprised of bank stocks. During the period, the Bank implemented a balance sheet repositioning strategy of its portfolio of available-for-sale securities. The Bank sold $69.3 million in market value of its lower-yielding U.S government agency, mortgage-backed and municipal securities with an average yield of 1.89% and purchased $69.3 million of higher-yielding mortgage-backed and collateralized mortgage obligation securities with an average yield of 5.49%.

Securities Portfolio. The following table sets forth the composition of our securities portfolio at the dates indicated.

December 31,	2023 Amortized Cost	2023 Fair Value	2022 Amortized Cost	2022 Fair Value
(Dollars in Thousands)				
Available-for-Sale Debt Securities:				
U.S. Government Agencies	$ 4,995	$ 3,949	$ 53,993	$ 44,634
Obligations of States and Political Subdivisions	3,481	3,373	14,053	13,342
Mortgage-Backed Securities - Government-Sponsored Enterprises	57,377	54,532	46,345	41,427
Collateralized Mortgage Obligations - Government-Sponsored Enterprises	120,655	105,130	96,930	79,642
Collateralized Loan Obligations	29,862	29,804	—	—
Corporate Debt	9,484	7,719	9,487	8,315
Total Available-for-Sale Debt Securities	$ 225,854	$ 204,507	$ 220,808	$ 187,360
Equity Securities:				
Mutual Funds		888		875
Other		1,700		1,823
Total Equity Securities		2,588		2,698
Total Securities		$ 207,095		$ 190,058

Securities Portfolio Maturities and Yields. The composition and maturities of the debt securities portfolio at December 31, 2023, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. The weighted average yield for each security category is determined by the security's book yield and calculating the interest earned divided by the carrying value. For tax free obligations of states and political subdivision, the book yield is the tax free yield.

	One Year or Less Fair Value	One Year or Less Weighted Average Yield	More than One Year Through Five Years Fair Value	More than One Year Through Five Years Weighted Average Yield	More than Five Years Through Ten Years Fair Value	More than Five Years Through Ten Years Weighted Average Yield	More than Ten Years Fair Value	More than Ten Years Weighted Average Yield	Total Fair Value	Total Weighted Average Yield
(Dollars in Thousands)										
U.S. Government Agencies	$ —	—%	$ —	—%	$ 3,949	1.26%	$ —	—%	$ 3,949	1.26%
Obligations of States and Political Subdivisions	—	—	573	3.58	2,800	3.94	—	—	3,373	3.88
Mortgage Backed Securities - Government-Sponsored Enterprises	—	—	217	2.00	9,791	5.09	44,524	3.66	54,532	3.90
Collateralized Mortgage Obligations - Government-Sponsored Enterprises	—	—	—	—	—	—	105,130	2.79	105,130	2.79
Collateralized Loan Obligations	—	—	—	—	21,895	7.29	7,909	7.68	29,804	7.39
Corporate Debt Securities	—	—	—	—	3,594	3.31	4,125	7.76	7,719	5.64
Total Debt Securities	$ —	—%	$ 790	3.14%	$ 42,029	5.49%	$ 161,688	3.37%	$ 204,507	3.78%

Loans. Total loans increased $60.5 million, or 5.8%, to $1.11 billion at December 31, 2023 compared to $1.05 billion at December 31, 2022. Loan growth was driven by increases in commercial and industrial loans, commercial real estate loans, residential mortgage loans and other loans of $41.2 million, $30.3 million, $17.1 million, and $8.9 million, respectively, partially offset by a decrease in consumer loans of $35.3 million. The decrease in consumer loans resulted from a reduction in indirect automobile loan production due to rising market interest rates and the discontinuation of this product offering as of June 30, 2023. This portfolio is expected to continue to decline as resources are allocated and production efforts are focused on more profitable commercial products. Excluding the $34.9 million decrease in indirect automobile loans, total loans increased $95.4 million, or 9.1%. Average loans, net for the year ended December 31, 2023 increased $57.8 million compared to the year ended December 31, 2022.

Loan Portfolio Composition. The following table sets forth the composition of the Company's loan portfolio by type of loan at the dates indicated. The Company did not have loans held for sale at the dates indicated below.

| December 31, | 2023 | | 2022 | |
	Amount	Percent	Amount	Percent
(Dollars in Thousands)				
Real Estate:				
Residential	$ 347,808	31.3%	$ 330,725	31.5%
Commercial	467,154	42.1	436,805	41.6
Construction	43,116	3.9	44,923	4.3
Commercial and Industrial	111,278	10.0	70,044	6.7
Consumer	111,643	10.1	146,927	14.0
Other	29,397	2.6	20,449	1.9
Total Loans	1,110,396	100.0%	1,049,873	100.0%
Allowance for Credit Losses	(9,707)		(12,819)	
Loans, Net	$ 1,100,689		$ 1,037,054	

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2023. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. For construction-to-permanent loans in the construction category, the maturity date is the date the loan matures once it is in permanent repayment status. Consumer loans consist primarily of indirect automobile loans whereby a portion of the rate is prepaid to the dealer and accrued in a prepaid dealer reserve account. Therefore, the true yield for the consumer loan portfolio is significantly less than the note rate disclosed below.

| | Real Estate | | | | | | | |
| | Residential | | Commercial | | Construction | | Commercial and Industrial | |
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(Dollars in Thousands)								
One Year or Less	$ 15,033	8.50%	$ 20,475	7.86%	$ 10,443	7.82%	$ 42,193	7.41%
After One Year Through Five Years	9,170	4.81	96,259	5.77	19,038	8.35	43,355	6.10
After Five Years Through 15 Years	120,212	4.62	344,300	5.53	10,562	7.12	25,728	4.63
After 15 Years	203,393	3.97	6,120	4.44	3,073	5.58	2	8.50
Total	$ 347,808	4.41%	$ 467,154	5.67%	$ 43,116	7.72%	$ 111,278	6.25%

| | Consumer | | Other | | Total | |
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(Dollars in Thousands)						
One Year or Less	$ 6,848	8.71%	$ 863	7.95%	$ 95,855	7.82%
After One Year Through Five Years	84,275	4.65	424	4.57	252,521	5.62
After Five Years Through 15 Years	19,302	6.43	23,165	3.98	543,269	5.29
After 15 Years	1,218	10.50	4,945	3.31	218,751	3.99
Total	$ 111,643	5.23%	$ 29,397	4.00%	$ 1,110,396	5.33%

The following table sets forth at December 31, 2023, the dollar amount of all fixed-rate and adjustable-rate loans due after December 31, 2024.

Due After December 31, 2024	Fixed	Adjustable	Total
(Dollars in Thousands)			
Real Estate:			
Residential	$ 276,724	$ 56,051	$ 332,775
Commercial	259,033	187,646	446,679
Construction	20,480	12,193	32,673
Commercial and Industrial	60,603	8,482	69,085
Consumer	104,759	36	104,795
Other	25,986	2,548	28,534
Total Loans	$ 747,585	$ 266,956	$ 1,014,541

Liabilities. Total liabilities increased $17.5 million, or 1.3%, to $1.32 billion at December 31, 2023 compared to $1.30 billion at December 31, 2022.

Deposits. Total deposits decreased $1.3 million to $1.267 billion as of December 31, 2023 compared to $1.269 billion at December 31, 2022. Non interest-bearing demand deposits decreased $112.7 million, savings deposits decreased $53.3 million, and money market deposits decreased $8.1 million, while interest-bearing demand deposits increased $51.2 million and time deposits increased $121.5 million. The increase in interest-bearing demand deposits was primarily the result of higher interest rates attracting more customers and additional deposits from existing customers while higher time deposits resulted from the offering of a higher-rate certificate of deposit product and the addition of $29.0 million of brokered certificates of deposit. The brokered certificates of deposits all mature within three months and were utilized to fund the purchase of floating rate collateralized loan obligation securities. FDIC insured deposits totaled approximately 59.4% of total deposits while an additional 16.0% of deposits were collateralized with investment securities.

The following table sets forth the distribution of our average deposit accounts, by account type, for the years indicated.

	2023			2022		
Year Ended December 31,	**Average Balance**	**Percent**	**Weighted Average Rate**	**Average Balance**	**Percent**	**Weighted Average Rate**
(Dollars in Thousands)						
Noninterest-Bearing Demand Accounts	$ 326,408	26.0%	—%	$ 389,553	31.4%	—%
Interest-Bearing Demand Accounts	354,060	28.2	1.90	282,850	22.8	0.48
Money Market Accounts	199,962	15.9	2.28	194,223	15.7	0.50
Savings Accounts	220,146	17.5	0.09	248,334	20.0	0.04
Time Deposits	156,310	12.4	3.16	124,817	10.1	1.28
Total Deposits	$ 1,256,886	100.0%	1.31%	$ 1,239,777	100.0%	0.32%

The following table sets forth time deposits classified by interest rate as of the dates indicated.

December 31,	**2023**	**2022**
(Dollars in Thousands)		
Less than 0.25%	$ 8,009	$ 43,516
0.25% to 0.49%	5,512	10,732
0.50% to 0.99%	5,139	7,721
1.00% to 1.49%	4,316	5,929
1.50% to 1.99%	3,626	4,717
2.00% to 2.49%	6,220	7,379
2.49% to 2.99%	146	12,779
3.00% to 3.99%	604	16,210
4.00% to 4.99%	145,475	143
5.00% or Greater	51,594	—
Total Time Deposits	$ 230,641	$ 109,126

The following table sets forth, by interest rate ranges and scheduled maturity, information concerning our time deposits at the date indicated.

	Period to Maturity							
December 31, 2023	Less Than Or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three to Four Years	More Than Four to Five Years	More Than Five Years	Total	Percent of Total
(Dollars in Thousands)								
Less than 0.25%	$ 6,309	$ 928	$ 711	$ 61	$ —	$ —	$ 8,009	3.3 %
0.25% to 0.49%	652	512	2,440	1,908	—	—	5,512	2.4
0.50% to 0.99%	807	2,699	13	91	196	1,333	5,139	2.2
1.00% to 1.49%	1,423	1,194	1,383	42	—	274	4,316	1.9
1.50% to 1.99%	708	750	1,125	936	107	—	3,626	1.6
2.00% to 2.49%	1,585	1,556	2	339	2,455	283	6,220	2.7
2.49% to 2.99%	146	—	—	—	—	—	146	0.1
3.00% to 3.99%	317	10	277	—	—	—	604	0.3
4.00% to 4.99%	73,475	71,000	1,000	—	—	—	145,475	63.1
5.00% or Greater	50,594	1,000	—	—	—	—	51,594	22.4
Total	$ 136,016	$ 79,649	$ 6,951	$ 3,377	$ 2,758	$ 1,890	$ 230,641	100.0 %

As of December 31, 2023 and 2022, the aggregate estimated amount of outstanding deposits in amounts uninsured by the FDIC, or that were not secured by the Bank through the pledging of securities, FHLB letters of credit or other means, was approximately $314.7 million and $368.1 million, respectively. The estimates are based on the same methodologies and assumptions used for the Bank's regulatory reporting requirements. Of the amount at December 31, 2023, an estimated $23.2 million are uninsured time deposits and the following table sets forth their maturity.

December 31,	2023
(Dollars in Thousands)	
Three Months or Less	$ 2,681
Over Three Months to Six Months	5,732
Over Six Months to One Year	5,086
Over One Year	9,695
Total	$ 23,194

Borrowed Funds

- ***Short-term borrowings.*** Short-term borrowings decreased $8.1 million, or 100.0%, as there were no short-term borrowings at December 31, 2023, compared to $8.1 million at December 31, 2022. At December 31, 2022, short-term borrowings were comprised entirely of securities sold under agreements to repurchase. These accounts were transitioned into other deposit products and account for a portion of the interest-bearing demand deposit increase.
- ***Other borrowed funds.*** Other borrowed funds increased $20.0 million, or 136.6%, to $34.7 million at December 31, 2023, compared to $14.6 million at December 31, 2022. During the year, the Bank entered into $20.0 million of FHLB advances for a term of 24 months at 4.92%, the proceeds of which were utilized to match fund originations within the Bank's commercial and industrial loan portfolio.

Stockholders' Equity. Stockholders' equity increased $29.7 million, or 27.0%, to $139.8 million at December 31, 2023, compared to $110.2 million at December 31, 2022.

- Key factors positively impacting stockholders' equity included $22.6 million of net income for the current period, a $9.5 million change in accumulated other comprehensive loss and a $2.1 million positive adjustment, net of tax, due to the Company's January 1, 2023 adoption of CECL. These factors were partially offset by the payment of $5.1 million in dividends since December 31, 2022 and activity under share repurchase programs. On April 21, 2022, a $10.0 million repurchase program was authorized, with the Company repurchasing 74,656 shares at an average price of

$22.38 per share since the inception of the program. In total, the Company repurchased $274,000 of common stock since December 31, 2022. The program expired on May 1, 2023.

- Book value per share was $27.31 at December 31, 2023 compared to $21.60 at December 31, 2022, an increase of $5.71. Tangible book value per share (Non-GAAP) increased $6.23, or 32.8%, to $25.23 at December 31, 2023 compared to $19.00 at December 31, 2022. Refer to "Explanation of Use of Non-GAAP Financial Measures" at the end of this section.

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022

Overview. **2023** Annual Results were impacted by the following significant items:

- On December 1, 2023, the Company announced that the Bank and EU entered into an Asset Purchase Agreement with World Insurance Associates, LLC ("World") pursuant to which EU sold substantially all of its assets to World for a purchase price of $30.5 million cash plus possible additional earn-out payments. The sale of assets was completed on December 8, 2023 and resulted in a pre-tax gain of $24.6 million.

- During the fourth quarter of 2023, the Bank executed a balance sheet repositioning strategy of its portfolio of available-for-sale securities. The Bank sold $69.3 million in market value of its lower-yielding U.S government agency, mortgage-backed and municipal securities with an average yield of 1.89% and purchased $69.3 million of higher-yielding mortgage-backed and collateralized mortgage obligation securities with an average yield of 5.49%, resulting in a pre-tax loss of $10.1 million.

- Recovery for credit losses totaled $502,000 for 2023 as the Bank experienced net recoveries for the year ended December 31, 2023 of $557,000 primarily due to recoveries totaling $750,000 related to the prior year $2.7 million charged-off commercial and industrial loan.

Net Interest Income. Net interest income increased $1.6 million, or 3.8%, to $44.6 million for the year ended December 31, 2023 compared to $42.9 million for the year ended December 31, 2022. Net interest margin (Non-GAAP) increased 4 bps to 3.29% for the year ended December 31, 2023 compared to 3.25% the year ended December 31, 2022. Net interest margin (GAAP) increased to 3.28% for the year ended December 31, 2023 compared to 3.24% for the year ended December 31, 2022.

Interest and dividend income increased $14.5 million, or 30.4%, to $62.2 million for the year ended December 31, 2023 compared to $47.7 million for the year ended December 31, 2022. This increase was largely due to a 98 basis point increase in the yield on interest-earning assets to 4.59% for the year ended December 31, 2023 compared to 3.61% for the year ended December 31, 2022, contributing an additional $12.7 million to interest income.

- Interest income on loans increased $12.7 million, or 30.3%, to $54.7 million for the year ended December 31, 2023 compared to $41.9 million for the year ended December 31, 2022. Average loans increased $57.8 million while the loan yield increased 97 bps to 5.09% for the year ended December 31, 2023 compared to 4.12% for the year ended December 31, 2022.

- Interest income on taxable investment securities increased $165,000, or 4.3%, to $4.0 million for the year ended December 31, 2023 compared to $3.9 million for the year ended December 31, 2022. While average investment securities decreased $12.3 million, there was a 19 bps increase in average yield.

- Interest income on tax-exempt investment securities decreased $56,000, or 26.3%, to $157,000 for the year ended December 31, 2023 compared to $213,000 for the year ended December 31, 2022 primarily driven by a decrease of $2.6 million in average balances of municipal securities.

- Interest from other interest-earning assets, which primarily consists of interest-earning cash, increased $1.7 million, or 102.5%, to $3.3 million for the year ended December 31, 2023 compared to $1.6 million for the year ended December 31, 2022. While average interest bearing deposits at other banks decreased $9.1 million, primarily related to changes in deposits and loans, there was a 292 bps increase in average yield due to an increase in Fed interest rates.

Interest expense increased $12.9 million, or 269.6%, to $17.7 million for the year ended December 31, 2023 compared to $4.8 million for the year ended December 31, 2022. This increase was largely due to a 132 basis point increase in the cost of interest-bearing liabilities to 1.38% for the year ended December 31, 2023 compared to 0.53% for the year ended December 31, 2022, adding an additional $12.3 million to interest expense.

- Interest expense on deposits increased $12.4 million, or 308.3%, to $16.4 million for the year ended December 31, 2023 compared to $4.0 million for the year ended December 31, 2022. Rising market interest rates led to the repricing of interest-bearing demand and money market deposits and a shift in deposits from noninterest-bearing to interest-bearing demand and time deposits which resulted in a 130 bps increase in average cost compared to the year ended December 31, 2022. Additionally, average interest-bearing deposits increased $80.3 million.

- Interest expense on short-term borrowings decreased $31,000, or 49.2%, to $32,000 for the year ended December 31, 2023 compared to $63,000 for the year ended December 31, 2022 primarily due to the transition of sweep accounts into other deposit products.

- Interest expense on other borrowed funds increased $514,000, or 74.2%, to $1.2 million for the year ended December 31, 2023 compared to $693,000 for the year ended December 31, 2022 primarily due to an $8.7 million increase in average balances due to $20.0 million of FHLB long-term advances added during the second quarter of 2023.

(Recovery) Provision for Credit Losses. The recovery for credit losses was $502,000 for the year ended December 31, 2023, compared to a $3.8 million provision for the year ended December 31, 2022 due to improvements in qualitative factors and a decrease in historical loss rates. Net recoveries for the year ended December 31, 2023 were $557,000 primarily due to recoveries totaling $750,000 related to the prior year $2.7 million charged-off commercial and industrial loan. Net charge-offs for the year ended December 31, 2022 were $2.5 million.

Noninterest Income. The breakdown of noninterest income for the year ended December 31, 2023 compared to year ended December 31, 2022 is as follows:

	Year Ended December 31,		Dollar Change	Percent Change
	2023	2022		
(Dollars in Thousands)				
Service Fees	$ 1,819	$ 2,160	$ (341)	(15.8)%
Insurance Commissions	5,839	5,934	(95)	(1.6)%
Other Commissions	521	669	(148)	(22.1)%
Net Loss on Securities	(10,199)	(168)	(10,031)	(5970.8)%
Net Gain on Purchased Tax Credits	29	57	(28)	(49.1)%
Gain on Sale of Subsidiary	24,578	—	24,578	— %
Net Gain on Disposal of Premises and Equipment	11	431	(420)	(97.4)%
Income from Bank-Owned Life Insurance	576	561	15	2.7 %
Net Gain from Bank-Owned Life Insurance Claims	303	—	303	— %
Other Income	535	176	359	204.0 %
Total Noninterest Income	$ 24,012	$ 9,820	$ 14,192	144.5 %

Noninterest income increased $14.2 million, or 144.5%, to $24.0 million for the year ended December 31, 2023, compared to $9.8 million for the year ended December 31, 2022.

- The Company recorded a $24.6 million pre-tax gain on the sale of EU assets during the year ended December 31, 2023. On December 1, 2023, the Company announced that the Bank and EU entered into an Asset Purchase Agreement with World pursuant to which EU sold substantially all of its assets to World for a purchase price of $30.5 million cash plus possible additional earn-out payments. The sale of assets was completed on December 8, 2023.

- Net loss on securities was $10.2 million for the year ended December 31, 2023, compared to a loss of $168,000 for the year ended December 31, 2022. During 2023, the Company sold $79.4 million in book value of its lower-yielding U.S government agency, mortgage-backed and municipal securities with an average yield of 1.89% and purchased $69.3 million of higher-yielding mortgage-backed and collateralized mortgage obligation securities with an average yield of 5.49%, resulting in a pre-tax loss of $10.1 million. The Company's equity securities, which are primarily comprised of bank stocks, reflected a loss in value of $110,000 for the current period compared to a loss of $168,000 in value in the prior period primarily from a change in market value of these securities.

- The Company recorded a $11,000 net gain on disposal of fixed assets in the current year, compared to a $431,000 gain in the prior year resulting from the sale of two former branch locations.

Noninterest Expense. The breakdown of noninterest expense for the year ended December 31, 2023 compared to the year ended December 31, 2022 is as follows:

(Dollars in Thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Dollar Change	Percent Change
Salaries and Employee Benefits	$ 21,903	$ 18,469	$ 3,434	18.6 %
Occupancy	2,998	3,047	(49)	(1.6)%
Equipment	1,064	739	325	44.0 %
Data Processing	3,014	2,152	862	40.1 %
Federal Deposit Insurance Corporation Assessment	754	638	116	18.2 %
Pennsylvania Shares Tax	889	979	(90)	(9.2)%
Contracted Services	1,166	1,628	(462)	(28.4)%
Legal and Professional Fees	1,182	1,237	(55)	(4.4)%
Advertising	426	527	(101)	(19.2)%
Other Real Estate Owned (Income)	(115)	(151)	36	(23.8)%
Amortization of Intangible Assets	1,766	1,782	(16)	(0.9)%
Other	3,735	3,844	(109)	(2.8)%
Total Noninterest Expense	$ 38,782	$ 34,891	$ 3,891	11.2 %

Noninterest expense increased $3.9 million, or 11.2%, to $38.8 million for the year ended December 31, 2023 compared to $34.9 million for the year ended December 31, 2022.

- Salaries and employee benefits increased $3.4 million to $21.9 million for the year ended December 31, 2023 compared to $18.5 million for the year ended December 31, 2022. The increase was primarily related to merit increases, revenue producing staff additions and related recruiting costs, severance related to the discontinuation of indirect automobile lending and $691,000 of one-time costs related to the sale of the insurance subsidiary.

- Data processing expense increased $862,000 to $3.0 million for the year ended December 31, 2023 compared to $2.2 million for the year ended December 31, 2022. The increase was primarily related to increased ongoing costs related to the fourth quarter 2022 core conversion.

- Equipment expense increased $325,000 to $1.1 million for the year ended December 31, 2023 compared to $739,000 for the year ended December 31, 2022 due to costs associated with the implementation and operation of new interactive teller machines.

- FDIC assessment expense increased $116,000 to $754,000 for the year ended December 31, 2023 compared to $638,000 for the year ended December 31, 2022. The increase in assessment was due to an increase in the uniform amount of the FDIC assessment rate calculation impacting the quarterly assessment rates in the current period. The uniform amount is the contribution to the assessment rate that is constant across FDIC insured institutions and is adjusted by the FDIC.

- Contracted services decreased $462,000 to $1.2 million for the year ended December 31, 2023 compared to $1.6 million for the year ended December 31, 2022 due primarily to costs associated with project management of strategic initiatives during 2022.

Income Tax Expense. Income tax expense increased $4.9 million to $7.7 million for the year ended December 31, 2023, compared to $2.8 million for the year ended December 31, 2022 and is primarily attributed to the increase in pre-tax income.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. Tax-equivalent yield adjustments have been made for tax exempt loan and securities income utilizing a marginal federal income tax rate of 21%. All average balances are daily average balances. Nonaccrual loans are included in the computation of average balances only. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

Year Ended December 31,	2023			2022		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
(Dollars in Thousands)						
Assets:						
Interest-Earning Assets:						
Loans, Net [1]	$1,076,928	$ 54,763	5.09 %	$1,019,124	$ 42,010	4.12 %
Securities						
Taxable	208,472	4,017	1.93	220,818	3,852	1.74
Tax Exempt	5,821	199	3.42	8,383	270	3.22
Equity Securities	2,693	106	3.94	2,693	91	3.38
Interest-Earning Deposits at Other Banks	61,638	3,084	5.00	70,765	1,473	2.08
Other Interest-Earning Assets	3,027	211	6.97	3,092	154	4.98
Total Interest-Earning Assets	1,358,579	62,380	4.59	1,324,875	47,850	3.61
Noninterest-Earning Assets	48,448			81,553		
Total Assets	$1,407,027			$1,406,428		
Liabilities and Stockholders' equity:						
Interest-Bearing Liabilities:						
Interest-Bearing Demand Deposits	$ 354,060	$ 6,741	1.90 %	$ 282,850	$ 1,362	0.48 %
Money Market	199,962	4,554	2.28	194,223	976	0.50
Savings	220,146	202	0.09	248,334	88	0.04
Time Deposits	156,310	4,936	3.16	124,817	1,599	1.28
Total Interest-Bearing Deposits	930,478	16,433	1.77	850,224	4,025	0.47
Short-term Borrowings	931	32	3.44	27,360	63	0.23
Other Borrowed Funds	26,328	1,207	4.58	17,609	693	3.94
Total Interest-Bearing Liabilities	957,737	17,672	1.85	895,193	4,781	0.53
Noninterest-Bearing Demand Deposits	326,408			389,553		
Total Funding and Cost of Funds	1,284,145		1.38	1,284,746		0.37
Other Liabilities	6,764			4,072		
Total Liabilities	1,290,909			1,288,818		
Stockholders' Equity	116,118			117,610		
Total Liabilities and Stockholders' Equity	$1,407,027			$1,406,428		
Net Interest Income (Non-GAAP) [2]		$ 44,708			$ 43,069	
Net Interest Rate Spread (Non-GAAP) [2][3]			2.74			3.08
Net Interest-Earning Assets [4]	$ 400,842			$ 429,682		
Net Interest Margin (Non-GAAP) [2][5]			3.29			3.25
Return on Average Assets			1.60			0.80
Return on Average Equity			19.42			9.56
Average Equity to Average Assets			8.25			8.36
Average Interest-Earning Assets to Average Interest-Bearing Liabilities			141.85			148.00

(1) Net of the allowance for credit losses and includes nonaccrual loans with a zero yield

(2) Refer to Explanation of Use of Non-GAAP Financial Measures in this Report for the calculation of the measure and reconciliation to the most comparable GAAP measure.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities. Net interest rate spread (GAAP) was 2.73% and 3.07% for the year ended December 31, 2023 and 2022, respectively.

(4) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(5) Net interest margin represents net interest income divided by average total interest-earning assets. Net interest margin (GAAP) was 3.28% and 3.24% for the year ended December 31, 2023 and 2022, respectively.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2023 Compared To Year Ended December 31, 2022		
	Increase (Decrease) Due to		
	Volume	Rate	Total
(Dollars in Thousands)			
Interest and Dividend Income:			
Loans, net	$ 2,415	$ 10,338	$ 12,753
Securities:			
Taxable	(240)	405	165
Tax-Exempt	(87)	16	(71)
Equity Securities	—	15	15
Interest-Earning Deposits at Other Banks	(210)	1,821	1,611
Other Interest-Earning Assets	(4)	61	57
Total Interest-Earning Assets	1,874	12,656	14,530
Interest Expense:			
Deposits	346	12,062	12,408
Short-Term Borrowings	(116)	85	(31)
Other Borrowed Funds	387	127	514
Total Interest-Bearing Liabilities	617	12,274	12,891
Change in Net Interest Income	$ 1,257	$ 382	$ 1,639

Asset Quality

Nonperforming Assets and Delinquent Loans. The Company reviews its loans on a regular basis and generally places loans on nonaccrual status when either principal or interest is 90 days or more past due. In addition, the Company places loans on nonaccrual status when we do not expect to receive full payment of interest, principal or both. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income. Loans that are 90 days or more past due may still accrue interest if they are well secured and in the process of collection. Payments received on nonaccrual loans are applied against principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, and current and future payments are reasonably assured.

Management monitors all past due loans and nonperforming assets. Such loans are placed under close supervision, with consideration given to the need for additions to the allowance for credit losses and (if appropriate) partial or full charge-off.

Management believes the volume of nonperforming assets can be partially attributed to unique borrower circumstances as well as the economy in general. We have an experienced chief credit officer, collections and credit departments that monitor the loan portfolio and seek to prevent any deterioration of asset quality.

Real estate acquired through foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When real estate owned is acquired, it is recorded at the lower of the unpaid principal balance of the related loan, or its fair market value, less estimated selling expenses. Any further write-down of real estate owned is charged against earnings.

Nonaccrual Loans and Nonperforming Assets. The following table sets forth the amounts and categories of our nonperforming assets as of December 31, 2023.

(Dollars in Thousands)	December 31, 2023			
	Nonaccrual With No ACL	Nonaccrual With ACL	Loans Past Due 90 Days Still Accruing	Total Nonperforming Assets
Nonaccrual Loans:				
Real Estate:				
Residential	$ 1,476	$ —	$ —	$ 1,476
Commercial	360	—	—	360
Commercial and Industrial	316	—	—	316
Consumer	88	—	—	88
Total Nonaccrual Loans	$ 2,240	$ —	$ —	2,240
Other Real Estate Owned:				
Residential				162
Commercial				—
Total Other Real Estate Owned				162
Total Nonperforming Assets			$	2,402

The following table sets forth the amounts and categories of nonperforming assets as of December 31, 2022, prior to adoption of ASU 2016-13. Included in nonperforming loans and assets are TDRs, which are loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties. Nonaccrual TDRs are included in their specific loan category in the nonaccrual loans section.

(Dollars in Thousands)	December 31, 2022
Nonaccrual Loans:	
Real Estate:	
Residential	$ 1,649
Commercial	1,814
Commercial and Industrial	415
Consumer	120
Total Nonaccrual Loans	3,998
Accruing Loans Past Due 90 Days or More:	
Total Accruing Loans Past Due 90 Days or More	—
Total Nonaccrual Loans and Accruing Loans Past Due 90 Days or More	3,998
Troubled Debt Restructurings, Accruing:	
Real Estate	
Residential	534
Commercial	1,260
Commercial and Industrial	7
Total Troubled Debt Restructurings, Accruing	1,801
Total Nonperforming Loans	5,799
Total Nonperforming Assets	$ 5,799

At December 31, 2023 and December 31, 2022, we had no loans 90 days or more past due that were still accruing interest. At December 31, 2023 and December 31, 2022, we had no loans that were not classified as nonaccrual or 90 days past due where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that may result in disclosure as nonaccrual or 90 days past due.

Nonperforming assets decreased $3.4 million to $2.4 million at December 31, 2023, compared to $5.8 million at December 31, 2022. Nonperforming loans decreased $3.6 million to $2.2 million at December 31, 2023 compared to $5.8 million at December 31, 2022. The respective decreases are primarily attributable to ten loans totaling $1.7 million transferred from nonaccrual to accrual status during the period and the repayment of a $1.6 million commercial real estate loan that was previously on nonaccrual status.

The following table presents the components of the ratio of nonaccrual loans to total loans at the dates indicated.

December 31,	2023			2022		
	Nonaccrual Loans	Total Loans	Nonaccrual Loans to Total Loans	Nonaccrual Loans	Total Loans	Nonaccrual Loans to Total Loans
(Dollars in Thousands)						
Real Estate:						
Residential	$ 1,476	$ 347,808	0.42%	$ 1,649	$ 330,725	0.50%
Commercial	360	467,154	0.08	1,814	436,805	0.42
Construction	—	43,116	—	—	44,923	—
Commercial and Industrial	316	111,278	0.28	415	70,044	0.59
Consumer	88	111,643	0.08	120	146,927	0.08
Other	—	29,397	—	—	20,449	—
Total	$ 2,240	$ 1,110,396	0.20%	$ 3,998	$ 1,049,873	0.38%

Nonaccrual loans decreased $1.8 million to $2.2 million at December 31, 2023 compared to $4.0 million at December 31, 2022. Nonaccrual commercial real estate loans decreased $1.5 million to $360,000 at December 31, 2023 compared to $1.8 million at December 31, 2022 primarily related to the repayment of a $1.6 million commercial real estate loan that was previously on nonaccrual status.

Classified Assets. Federal regulations provide that loans and other assets of lesser quality should be classified as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the Company will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets is not warranted. The Company designates an asset as "special mention" if the asset has a potential weakness that warrants management's close attention.

The Company uses an eight-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first four categories are not considered criticized and are aggregated as "pass" rated. The criticized rating categories used by management generally follow bank regulatory definitions. The special mention category includes assets that are currently protected but are below average quality, resulting in an undue credit risk, but not to the point of justifying a substandard classification. Loans in the substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as loss are considered uncollectible and of such little value that continuance as an asset is not warranted.

As part of the periodic exams of the Bank by the FDIC and the Pennsylvania Department of Banking and Securities, the staff of such agencies reviews our classifications and determines whether such classifications are adequate. Such agencies have, in the past, and may in the future require us to classify certain assets which management has not otherwise classified or require a classification more severe than established by management. The following table shows the principal amount of special mention and classified loans at December 31, 2023 and 2022.

December 31,		2023		2022
(Dollars in Thousands)				
Special Mention	$	54,978	$	43,804
Substandard		14,457		14,499
Doubtful		—		415
Loss		—		—
Total	$	69,435	$	58,718

The total amount of special mention and classified loans increased $10.7 million, or 18.3%, to $69.4 million at December 31, 2023, compared to $58.7 million at December 31, 2022. The increase of $11.2 million in the special mention loan category is primarily due to construction loan downgrades.

Allowance for Credit Losses. The allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making evaluations. Additions are made to the allowance through periodic provisions charged to income and recovery of principal and interest on loans previously charged-off. Losses of principal are charged directly to the allowance when a loss occurs or when a determination is made that the specific loss is probable. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

Although we maintain our allowance for credit losses at a level that we consider to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts or that we will not be required to make additions to the allowance for credit losses in the future. Future additions to our allowance for credit losses and changes in the related ratio of the allowance for credit losses to nonperforming loans are dependent upon the economy, changes in real estate values and interest rates, the view of the regulatory authorities toward adequate credit loss reserve levels, and inflation. Management will continue to periodically review the entire loan portfolio to determine the extent, if any, to which further additional credit loss provisions may be deemed necessary.

Analysis of the Allowance for Credit Losses. The following table summarizes changes in the allowance for credit losses by loan categories for each year indicated.

Year Ended December 31,	2023	2022
(Dollars in Thousands)		
Balance at Beginning of Year	$ 12,819	$ 11,582
Impact of ASC 326 - Loans	(3,385)	—
(Recovery) Provision for Loan Losses	(284)	3,784
Charge-offs:		
Real Estate:		
Residential	(219)	(32)
Commercial and Industrial	—	(2,712)
Consumer	(370)	(151)
Total Charge-offs	(589)	(2,895)
Recoveries:		
Real estate:		
Residential	43	145
Commercial	32	—
Commercial and Industrial	876	117
Consumer	195	86
Total Recoveries	1,146	348
Net Recoveries (Charge-offs)	557	(2,547)
Balance at End of Year	$ 9,707	$ 12,819
Allowance for Credit Losses to Total Loans	0.87%	1.22%
Allowance for Credit Losses to Nonaccrual Loans	433.35	320.64
Allowance for Credit Losses to Nonperforming Loans	433.35	221.06
Net (Recoveries) Charge-offs to Average Loans	(0.05)	0.25

The allowance for credit losses decreased $3.1 million, or 24.3%, to $9.7 million at December 31, 2023, compared to $12.8 million at December 31, 2022. Allowance for credit losses to total loans decreased 35 basis points to 0.87% at December 31, 2023 compared to 1.22% at December 31, 2022. The change in the allowance for credit losses was primarily due to the Company's aforementioned adoption of CECL. At adoption, the Company decreased its allowance for credit losses by $3.4 million. During the current year, the Company recorded a recovery of credit losses of $284,000 due to improvements in qualitative factors coupled with a decrease in historical loss rates. This compared to $3.8 million in provision for credit losses for the year ended December 31, 2022 due to a $2.7 million charge-off of one loan in the commercial and industrial pool.

The ratio of allowance for credit losses to nonaccrual loans ratio increased to 433.35% at December 31, 2023, compared to 320.64% at December 31, 2022. Nonaccrual loans decreased $1.8 million to $2.2 million at December 31, 2023 compared to $4.0 million at December 31, 2022. Nonaccrual commercial real estate loans decreased $1.5 million to $360,000 at December 31, 2023 compared to $1.8 million at December 31, 2022 primarily related to the repayment of a $1.6 million commercial real estate loan that was previously on nonaccrual status.

Net recoveries for the year ended December 31, 2023 were $557,000 primarily due to recoveries totaling $750,000 related to the prior year $2.7 million charged-off commercial and industrial loan. Net charge-offs for the year ended December 31, 2022 were $2.5 million. The following table presents the ratio of net (recoveries) charge-offs as a percent of average loans for the periods indicated.

Year Ended December 31,	2023	2022
Real Estate:		
Residential	0.05 %	(0.03)%
Commercial	(0.01)	—
Construction	—	—
Commercial and Industrial	(0.89)	3.90
Consumer	0.14	0.04
Other	—	—
Total Loans	(0.05)%	0.25 %

Allocation of Allowance for Credit Losses. The following table sets forth the allocation of allowance for credit losses by loan category at the dates indicated. The table reflects the allowance for credit losses as a percentage of total loans. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

| December 31, | 2023 | | 2022 | |
	Amount	Percent of Total Loans	Amount	Percent of Total Loans
(Dollars in Thousands)				
Real Estate:				
Residential	$ 3,129	31.3%	$ 2,074	31.5%
Commercial	2,630	42.1	5,810	41.6
Construction	639	3.9	502	4.3
Commercial and Industrial	1,693	10.0	2,313	6.7
Consumer	1,367	10.1	1,517	14.0
Other	249	2.6	—	1.9
Total Allocated Allowance	9,707	100.0	12,216	100.0
Unallocated	—	—	603	—
Total Allowance for Credit Losses	$ 9,707	100.0%	$ 12,819	100.0%

Reconciliations of Non-GAAP Financial Measures to GAAP

Reconciliations of Non-GAAP financial measures discussed in this Report to the most directly comparable GAAP financial measures are included in the following tables.

Interest income on interest-earning assets, net interest rate spread and net interest margin are presented on a fully tax-equivalent ("FTE") basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and securities using the federal statutory income tax rate of 21 percent. We believe the presentation of net interest income on a FTE basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice. The following table reconciles net interest income, net interest spread and net interest margin on a FTE basis for the periods indicated:

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
Interest Income per Consolidated Statements of Income (GAAP)	$	62,225	$	47,716
Adjustment to FTE Basis		155		134
Interest Income (Non-GAAP)		62,380		47,850
Interest Expense per Consolidated Statements of Income (GAAP)		17,672		4,781
Net Interest Income (Non-GAAP)	$	44,708	$	43,069
Net Interest Income (GAAP)	$	44,553	$	42,935
Divided by : Average Interest-Earning Assets		$ 1,358,579		$ 1,324,875
Net Interest Margin (GAAP)		3.28%		3.24%
Adjustment to FTE Basis		0.01		0.01
Net Interest Margin (Non-GAAP)		3.29%		3.25%
Net Interest Rate Spread (GAAP)		2.73%		3.07%
Adjustment to FTE Basis		0.01		0.01
Net Interest Rate Spread (Non-GAAP)		2.74%		3.08%

Tangible book value per common share is a Non-GAAP measure and is calculated based on tangible common equity divided by period-end common shares outstanding. Tangible common equity to tangible assets is a Non-GAAP measure and is calculated based on tangible common equity divided by tangible assets. We believe these Non-GAAP measures serve as useful tools to help evaluate the strength and discipline of the Company's capital management strategies and as an additional, conservative measure of the Company's total value.

December 31,		2023		2022
(Dollars in Thousands, Except Share and Per Share Data)				
Stockholders' Equity (GAAP) (Numerator)	$	139,834	$	110,155
Goodwill and Other Intangible Assets, Net		(10,690)		(13,245)
Tangible Common Equity or Tangible Book Value (Non-GAAP) (Numerator)	$	129,144	$	96,910
Common Shares Outstanding (Denominator)		5,119,543		5,100,189
Book Value per Common Share (GAAP)	$	27.31	$	21.60
Tangible Book Value per Common Share (Non-GAAP)	$	25.23	$	19.00

Liquidity

Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Bank's primary sources of funds consist of deposit inflows, loan repayments, and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank regularly adjusts its investments in liquid assets based upon its assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits with other banks and short- and intermediate-term securities. The Bank believes that it had sufficient liquidity at December 31, 2023, to satisfy its short- and long-term liquidity needs at that date.

The Bank's most liquid assets are cash and due from banks, which totaled $68.2 million at December 31, 2023. Unpledged securities, which provide an additional source of liquidity, totaled $49.8 million. In addition, the Bank maintains a credit arrangement with the FHLB with a maximum borrowing limit of approximately $478.9 million and available borrowing capacity of $438.3 million as of December 31, 2023. At December 31, 2023, $18.9 million of standby letters of credit were utilized to collateralize public deposits in excess of the level insured by the FDIC. This arrangement is subject to annual renewal, incurs no service charge, and is secured by a blanket security agreement on $677.2 million of residential and commercial mortgage loans and the Bank's investment in FHLB stock. The Bank also maintains a Borrower-In-Custody of Collateral line of credit agreement with the FRB for $103.8 million that requires monthly certification of collateral, is subject to annual renewal, incurs no service charge and is secured by $142.9 million of commercial and consumer indirect auto loans. The Bank also maintains multiple line of credit arrangements with various unaffiliated banks totaling $50.0 million as of December 31, 2023.

At December 31, 2023, the Bank had funding commitments totaling $146.1 million, consisting primarily of commitments to originate loans, unused lines of credit and letters of credit.

At December 31, 2023, certificates of deposit due within one year of that date totaled $136.0 million, or 59.0% of total certificates of deposit. While liquidity levels at December 31, 2023 are currently sufficient, if these certificates of deposit do not remain with the Bank, the Bank may be required to seek other sources of funds. Depending on market conditions, the Bank may be required to pay higher rates on such deposits or other borrowings than it currently pays on these certificates of deposit. The Bank believes, however, based on past experience that a significant portion of its certificates of deposit will remain with it, either as certificates of deposit or as other deposit products. The Bank can attract and retain deposits by adjusting the interest rates offered.

The Bank's primary investing activities are the origination of loans. For the year ended December 31, 2023 the Bank had net loan originations of $63.5 million.

The Company is a separate legal entity from the Bank and must provide for its own liquidity to pay dividends to stockholders, to pay principal and interest on its subordinated debt and for other corporate purposes. At December 31, 2023, the Company (on an unconsolidated basis) had liquid assets of $16.0 million.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position daily and anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

Commitments. As a financial services provider, the Company routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, commitments under unused lines of credit, and commitments under letters of credit. While these contractual obligations represent potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans the Company makes. In addition, the Company enters into commitments to sell mortgage loans.

Contractual Obligations. In the ordinary course of its operations, the Company enters into certain contractual obligations. Such obligations include operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities and agreements with respect to investments.

The following tables present certain of our contractual obligations at December 31, 2023.

	Total		Less Than Or Equal to One Year		More Than One to Three Years		More Than Three to Five Years		More Than Five Years
(Dollars in Thousands)										
Certificates of deposit	$	230,641	$	136,016	$	86,600	$	6,135	$	1,890
Other Borrowed Funds		34,678		—		20,000		—		14,678
Operating Lease Obligations		1,981		355		505		437		684
Total	$	267,300	$	136,371	$	107,105	$	6,572	$	17,252

Capital Resources

At December 31, 2023 and 2022, respectively, the Bank was considered "well capitalized" under the regulatory framework for prompt corrective action.

The following table presents the Bank's regulatory capital amounts and ratios, as well as the minimum amounts and ratios required to be well capitalized at the dates indicated.

| | 2023 | | 2022 | |
December 31,	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)				
Common Equity Tier 1 Capital (to Risk-Weighted Assets)				
Actual	$ 143,654	13.64%	$ 121,188	12.33%
For Capital Adequacy Purposes	47,385	4.50	44,221	4.50
To Be Well Capitalized	68,445	6.50	63,875	6.50
Tier I Capital (to Risk-Weighted Assets)				
Actual	143,654	13.64	121,188	12.33
For Capital Adequacy Purposes	63,180	6.00	58,961	6.00
To Be Well Capitalized	84,240	8.00	78,615	8.00
Total Capital (to Risk-Weighted Assets)				
Actual	153,861	14.61	133,478	13.58
For Capital Adequacy Purposes	84,240	8.00	78,615	8.00
To Be Well Capitalized	105,300	10.00	98,269	10.00
Tier I Leverage Capital (to Adjusted Total Assets)				
Actual	143,654	10.19	121,188	8.66
For Capital Adequacy Purposes	56,385	4.00	55,969	4.00
To Be Well Capitalized	70,481	5.00	69,962	5.00

Impact of Inflation and Changing Price

The consolidated financial statements and related notes of the Company have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, the Company's assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of Interest Rate Risk. The majority of the Company's assets and liabilities are monetary in nature. Consequently, the Company's most significant form of market risk is interest rate risk and a principal part of its business strategy is to manage interest rate risk by reducing the exposure of net interest income to changes in market interest rates. Accordingly, the Company's Board has established an Asset/Liability Management Committee, which is responsible for evaluating the interest rate risk inherent in the Company's assets and liabilities, for determining the level of risk that is appropriate given the Company's business strategy, operating environment, capital, liquidity and performance objectives; and for managing this risk consistent with the guidelines approved by the Board. Senior management monitors the level of interest rate risk and the Asset/Liability Management Committee meets on a quarterly basis to review its asset/liability policies and position and interest rate risk position, and to discuss and implement interest rate risk strategies.

The Company monitors interest rate risk through the use of a simulation model. The quarterly reports developed in the simulation model assist the Company in identifying, measuring, monitoring and controlling interest rate risk to ensure compliance within the Company's policy guidelines. This quantitative analysis measures interest rate risk from both a capital and earnings perspective. With regard to earnings, movements in interest rates and the shape of the yield curve significantly influence the amount of net interest income that is recognized. Movements in market interest rates significantly influence the spread between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Our internal interest rate risk analysis calculates the sensitivity of our projected net interest income over a one year period utilizing a static balance sheet assumption through which incoming and outgoing asset and liability cash flows are reinvested into similar instruments. Product pricing and earning asset prepayment speeds are adjusted for each rate scenario.

With regard to capital, our internal interest rate risk analysis calculates the sensitivity of our economic value of equity ("EVE") ratio to movements in interest rates. EVE represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities. EVE attempts to quantify our economic value using a discounted cash flow methodology while the EVE ratio reflects that value as a form of capital ratio. The degree to which the EVE ratio changes for any hypothetical interest rate scenario from its base case measurement is a reflection of an institution's sensitivity to interest rate risk.

For both net interset income and capital at risk, our interest rate risk analysis calculates a base case scenario that assumes no change in interest rates. The model then measures changes throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve up and down 100, 200, 300 and 400 basis points with additional scenarios modeled where appropriate. The model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain falling rate scenarios during periods of lower market interest rates.

The table below sets forth, as of December 31, 2023, the estimated changes in EVE and net interest income at risk that would result from the designated instantaneous changes in market interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Change in Interest Rates in Basis Points	EVE			EVE as a Percent of Portfolio Value of Assets		Net Interest Income at Risk		
	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Basis Point Change	Dollar Amount	Dollar Change	Percent Change
(Dollars in Thousands)								
+400	$146,021	$ (39,715)	(21.4)%	11.69 %	(179)	$ 52,306	$ 2,974	6.0 %
+300	154,756	(30,980)	(16.7)	12.11	(137)	51,501	2,169	4.4
+200	165,195	(20,541)	(11.1)	12.61	(87)	50,788	1,456	3.0
+100	175,901	(9,835)	(5.3)	13.09	(39)	50,093	761	1.5
Flat	185,736	—	—	13.48	—	49,332	—	—
-100	193,970	8,234	4.4	13.71	23	47,854	(1,478)	(3.0)
-200	198,490	12,754	6.9	13.69	21	46,039	(3,293)	(6.7)
-300	198,613	12,877	6.9	13.38	(10)	44,067	(5,265)	(10.7)
-400	193,490	7,754	4.2	12.76	(72)	42,267	(7,065)	(14.3)

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in EVE and net interest income require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the table presented assumes that the composition of the Company's interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on EVE and net interest income and will differ from actual results. EVE calculations also may not reflect the fair values of financial instruments. For example, changes in market interest rates can increase the fair values of the Company's loans, deposits and borrowings.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements are included in Part IV, Item 15 of this Report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A.   CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the SEC (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

(b) Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, utilizing the framework established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2023, based on that framework.

(c) Changes to Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of SEC rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" (as such term is defined in Item 408 of SEC Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is incorporated by reference in the Proxy Statement for the 2024 Annual Meeting.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference in the Proxy Statement for the 2024 Annual Meeting.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference in the Proxy Statement for the 2024 Annual Meeting.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference in the Proxy Statement for the 2024 Annual Meeting.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for 2023 is FORVIS, LLP, Pittsburgh, Pennsylvania, Auditor Firm ID 686.

Information required by this item is incorporated by reference in the Proxy Statement for the 2024 Annual Meeting.

PART IV
ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   Financial Statements

The financial statements filed as a part of this Form 10-K are:

(A)   Report of Independent Registered Public Accounting Firm;

(B)   Consolidated Statements of Financial Condition at December 31, 2023 and 2022;

(C)   Consolidated Statements of Income for the Years Ended December 31, 2023 and 2022;

(D)   Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2023 and 2022;

(E)   Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2023 and 2022;

(F)   Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022; and

(G)   Notes to Consolidated Financial Statements.

(a)(2)   Financial Statement Schedules

All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Consolidated Financial Statements.

(a)(3)   Exhibits

3.1   Amended and Restated Articles of Incorporation of CB Financial Services, Inc. [1]

3.2   Bylaws of CB Financial Services, Inc. [2]

4.1   Form of Stock Certificate of CB Financial Services, Inc. [1]

4.2   Description of Registrant's Securities [3]

10.1   Employment Agreement by and between Community Bank and John H. Montgomery [4]

10.2   Executive Consultant Agreement by and between Community Bank and Ralph Burchianti [5]

10.3   Employment Agreement by and between Community Bank and Jamie L. Prah [6]

10.4   Employment Agreement by and among Community Bank, Exchange Underwriters, Inc., and Richard B. Boyer dated April 14, 2014 [1]

10.8   Split Dollar Life Insurance Agreement by and between Community Bank and John H. Montgomery, dated November 2, 2020 [7]

10.9   Split Dollar Life Insurance Agreement by and between Community Bank and Ralph Burchianti dated April 1, 2005 [1]

10.10   Split Dollar Life Insurance Agreement dated as of June 1, 2002, by and between First Federal Savings Bank and Richard B. Boyer [8]

10.11   Amendment dated as of July 19, 2002, to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer [9]

10.12   Amendment dated as of September 13, 2005, to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer [10]

10.15   CB Financial Services, Inc., 2015 Equity Incentive Plan [11]

10.16   CB Financial Services, Inc., 2021 Equity Incentive Plan [12]

10.17   Subordinated Note Purchase Agreement [13]

10.18   Employment Agreement by and between Community Bank and Jennifer L. George [14]

10.19   Asset Purchase Agreement among World Insurance Associates, LLC, Exchange Underwriters, Inc. and Community Bank [15]

21   Subsidiaries

23.1   Consent of FORVIS, LLP

31.1   Certification required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2   Certification required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1   Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97   CB Financial Services, Inc., Clawback Policy

101.0   The following materials for the year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive (Loss) Income, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Audited Consolidated Financial Statements.

104   Cover Page Interactive Data File (embedded in Inline XBRL contained in Exhibit 101)

(1) Incorporated herein by reference to the Exhibits to the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 13, 2014 (File No. 333-196749).

(2) Incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2021.

(3) Incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-K for the year ended December 31, 2020, filed on March 17, 2021.

(4) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 14, 2020.

(5) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K , filed on February 21, 2023.

(6) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 24, 2020.

(7) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 6, 2020.

(8) Incorporated herein by reference to Exhibit 10.11 to FedFirst Financial Corporation's Registration Statement on Form SB-2, as amended (File No. 333-121405), initially filed on December 17, 2004.

(9) Incorporated herein by reference to Exhibit 10.2 to FedFirst Financial Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008.

(10) Incorporated herein by reference to Exhibit 10.4 to FedFirst Financial Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008.

(11) Incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement, filed on April 16, 2015.

(12) Incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement, filed on April 9, 2021.

(13) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 10, 2021.

(14) Incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 2022, filed on March 10, 2023.

(15) Incorporated herein by reference to Exhibit 2 to the Company's Current Report on Form 8-K, filed on December 1, 2023.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CB FINANCIAL SERVICES, INC.

Date: March 13, 2024

By: /s/ John H. Montgomery

John H. Montgomery
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ John H. Montgomery

John H. Montgomery
President and Chief Executive Officer and
Director
Date: March 13, 2024

By: /s/ Jamie L. Prah

Jamie L. Prah
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
Date: March 13, 2024

By: /s/ Mark E. Fox

Mark E. Fox
Director (Chairman of the Board)
Date: March 13, 2024

By: /s/ Charles R. Guthrie

Charles R. Guthrie, CPA
Director (Vice Chairman of the Board)
Date: March 13, 2024

By: /s/ Jonathan A. Bedway

Jonathan A. Bedway
Director
Date: March 13, 2024

By: /s/ Ralph Burchianti

Ralph Burchianti
Senior Executive Vice President and
Chief Credit Officer and Director
Date: March 13, 2024

By: /s/ John J. LaCarte

John J. LaCarte
Director
Date: March 13, 2024

By: /s/ Roberta Robinson Olejasz

Roberta Robinson Olejasz
Director
Date: March 13, 2024

By: /s/ David F. Pollock

David F. Pollock
Director
Date: March 13, 2024

By: /s/ John M. Swiatek

John M. Swiatek
Director
Date: March 13, 2024

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
CB Financials Services, Inc.
Carmichaels, Pennsylvania

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of CB Financial Services, Inc. (Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 and Note 4 to the consolidated financial statements, in 2023, the entity changed its method of accounting for credit losses on financial instruments due to the adoption of Accounting Standards Codification Topic 326: *Financial Instruments – Credit Losses*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Adjustments

As described in Notes 1 and 4 to the consolidated financial statements and referred to in the change in accounting principle explanatory paragraph above, the Company adopted ASC 326 as of January 1, 2023, which among other things, required the Company to recognize expected credit losses over the contractual lives of financial assets carried at amortized costs, including loans receivables, utilizing the Current Expected Credit Losses ("CECL") methodology. As of December 31, 2023, the allowance for credit losses (ACL) balance was $9,707,000. Estimates of expected credit losses are based on relevant information about current conditions, past events, and reasonable and supportable forward-looking forecasts regarding collectability of the reported amounts. The Company utilized a discounted cash-flow model derived from historical data to construct a loss rate for each identified loan segment. Due to the Company's loss history not being sufficient and relevant enough to predict future losses, the Company also utilized peer data from a peer group. The loss rates are then adjusted, for reasonable and supportable forecasts of relevant economic indicators as well as other environmental factors based on the risks present for each portfolio segment. The environmental factors ("qualitative adjustments") include consideration of economic conditions and portfolio trends.

We have identified auditing the qualitative adjustments as a critical audit matter as management's determination of the qualitative adjustments used in the ACL is subjective and involves significant management judgments; and our audit procedures related to the qualitative adjustments involved a high degree of auditor judgment and required significant audit effort, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Substantively testing management's determination of the qualitative adjustments used in the ACL estimate, including:

  ◦ Testing management's process for developing the qualitative adjustments, which included assessing the relevance and reliability of data used to develop the qualitative adjustments, including evaluating their judgments and assumptions for reasonableness. Among other procedures, our evaluation considered evidence from internal and external sources.

  ◦ Analytically evaluating the qualitative adjustments for directional consistency, testing for reasonableness, and obtaining evidence for significant changes.

  ◦ Testing the mathematical accuracy of the qualitative adjustments applied to the loan segments in the ACL calculation.

FORVIS, LLP

We have served as the Company's auditor since 2021.

Pittsburgh, Pennsylvania
March 13, 2024

CB Financial Services, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,		2023		2022
(Dollars in Thousands, Except Per Share and Share Data)				
ASSETS				
Cash and Due From Banks:				
Interest-Earning	$	62,442	$	82,957
Noninterest-Earning		5,781		20,743
Total Cash and Due From Banks		68,223		103,700
Securities:				
Available-for-Sale Debt Securities, at Fair Value		204,507		187,360
Equity Securities, at Fair Value		2,588		2,698
Total Securities		207,095		190,058
Loans (Net of Allowance for Credit Losses of $9,707 and $12,819 at December 31, 2023 and 2022, Respectively)		1,100,689		1,037,054
Premises and Equipment, Net		19,704		17,844
Bank-Owned Life Insurance		25,378		25,893
Goodwill		9,732		9,732
Intangible Assets, Net		958		3,513
Accrued Interest Receivable and Other Assets		24,312		21,144
TOTAL ASSETS	$	1,456,091	$	1,408,938
LIABILITIES				
Deposits:				
Noninterest-Bearing Demand Accounts	$	277,747	$	390,405
Interest-Bearing Demand Accounts		362,994		311,825
Money Market Accounts		201,074		209,125
Savings Accounts		194,703		248,022
Time Deposits		230,641		109,126
Total Deposits		1,267,159		1,268,503
Short-Term Borrowings		—		8,060
Other Borrowed Funds		34,678		14,638
Accrued Interest Payable and Other Liabilities		14,420		7,582
TOTAL LIABILITIES		1,316,257		1,298,783
STOCKHOLDERS' EQUITY				
Preferred Stock, No Par Value; 5,000,000 Shares Authorized		—		—
Common Stock, $0.4167 Par Value; 35,000,000 Shares Authorized, 5,759,378 and 5,708,433 Shares Issued and 5,119,543 and 5,100,189 Shares Outstanding, Respectively		2,400		2,379
Capital Surplus		85,334		83,953
Retained Earnings		83,392		63,861
Treasury Stock, at Cost (639,835 and 608,244 Shares, Respectively)		(14,545)		(13,797)
Accumulated Other Comprehensive Loss		(16,747)		(26,241)
TOTAL STOCKHOLDERS' EQUITY		139,834		110,155
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,456,091	$	1,408,938

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

cb Financial Services, Inc.

Year Ended December 31,		2023		2022
(Dollars in Thousands, Except Per Share and Share Data)				
INTEREST AND DIVIDEND INCOME				
Loans, Including Fees	$	54,650	$	41,933
Securities:				
Taxable		4,017		3,852
Tax-Exempt		157		213
Dividends		106		91
Other Interest and Dividend Income		3,295		1,627
TOTAL INTEREST AND DIVIDEND INCOME		62,225		47,716
INTEREST EXPENSE				
Deposits		16,433		4,025
Short-Term Borrowings		32		63
Other Borrowings		1,207		693
TOTAL INTEREST EXPENSE		17,672		4,781
NET INTEREST AND DIVIDEND INCOME		44,553		42,935
(Recovery) Provision For Credit Losses - Loans		(284)		3,784
Recovery For Credit Losses - Unfunded Commitments		(218)		—
NET INTEREST AND DIVIDEND INCOME AFTER (RECOVERY) PROVISION FOR CREDIT LOSSES		45,055		39,151
NONINTEREST INCOME				
Service Fees		1,819		2,160
Insurance Commissions		5,839		5,934
Other Commissions		521		669
Net Loss on Securities		(10,199)		(168)
Net Gain on Purchased Tax Credits		29		57
Gain on Sale of Subsidiary		24,578		—
Net Gain on Disposal of Premises and Equipment		11		431
Income from Bank-Owned Life Insurance		576		561
Net Gain on Bank-Owned Life Insurance Claims		303		—
Other Income		535		176
TOTAL NONINTEREST INCOME		24,012		9,820
NONINTEREST EXPENSE				
Salaries and Employee Benefits		21,903		18,469
Occupancy		2,998		3,047
Equipment		1,064		739
Data Processing		3,014		2,152
Federal Deposit Insurance Corporation Assessment		754		638
Pennsylvania Shares Tax		889		979
Contracted Services		1,166		1,628
Legal and Professional Fees		1,182		1,237
Advertising		426		527
Other Real Estate Owned (Income)		(115)		(151)
Amortization of Intangible Assets		1,766		1,782
Other Expense		3,735		3,844
TOTAL NONINTEREST EXPENSE		38,782		34,891
INCOME BEFORE INCOME TAX EXPENSE		30,285		14,080
Income Tax Expense		7,735		2,833
NET INCOME	$	22,550	$	11,247
EARNINGS PER SHARE				
Basic	$	4.41	$	2.19
Diluted		4.40		2.18
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic		5,113,978		5,136,670
Diluted		5,122,916		5,149,312

The accompanying notes are an integral part of these consolidated financial statements

cb Financial Services, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
Net Income	$	22,550	$	11,247
Other Comprehensive Income (Loss):				
Change in Unrealized Gain (Loss) on Available-for-Sale Debt Securities		2,012		(32,266)
Income Tax Effect		(433)		6,952
Reclassification Adjustment for Loss on Sale of Debt Securities Included in Net Income [1]		10,089		—
Income Tax Effect [2]		(2,174)		—
Other Comprehensive Income (Loss), Net of Income Tax Effect		9,494		(25,314)
Total Comprehensive Income (Loss)	$	32,044	$	(14,067)

(1)   *Reported in Net Loss on Securities on the Consolidated Statements of Income.*

(2)   *Reported in Income Tax Expense on the Consolidated Statements of Income.*

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY

	Shares Issued	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
(Dollars in Thousands, Except Per Share and Share Data)							
December 31, 2021	5,680,993	$ 2,367	$ 83,294	$ 57,534	$ (9,144)	$ (927)	$ 133,124
Net Income	—	—	—	11,247	—	—	11,247
Other Comprehensive Loss	—	—	—	—	—	(25,314)	(25,314)
Restricted Stock Awards Forfeited	(325)	—	81	—	(81)	—	—
Restricted Stock Awards Granted	27,765	12	(12)	—	—	—	—
Stock-Based Compensation Expense	—	—	600	—	—	—	600
Exercise of Stock Options	—	—	(10)	—	230	—	220
Treasury Stock Purchased, at Cost (195,033 shares)	—	—	—	—	(4,802)	—	(4,802)
Dividends Declared ($0.96 per share)	—	—	—	(4,920)	—	—	(4,920)
December 31, 2022	5,708,433	$ 2,379	$ 83,953	$ 63,861	$ (13,797)	$ (26,241)	$ 110,155
Adoption of Accounting Standard ASU 2016-13	—	—	—	2,092	—	—	2,092
Balance at January 1, 2023, adjusted	5,708,433	$ 2,379	$ 83,953	$ 65,953	$ (13,797)	$ (26,241)	$ 112,247
Net Income	—	—	—	22,550	—	—	22,550
Other Comprehensive Income	—	—	—	—	—	9,494	9,494
Restricted Stock Awards Forfeited	(780)	(1)	51	—	(50)	—	—
Restricted Stock Awards Granted	40,225	17	(17)	—	—	—	—
Stock-Based Compensation Expense	—	—	1,125	—	—	—	1,125
Exercise of Stock Options	11,500	5	222	—	145	—	372
Treasury Stock Purchased, at Cost (30,478 shares)	—	—	—	—	(843)	—	(843)
Dividends Declared ($1.00 per share)	—	—	—	(5,111)	—	—	(5,111)
December 31, 2023	5,759,378	$ 2,400	$ 85,334	$ 83,392	$ (14,545)	$ (16,747)	$ 139,834

The accompanying notes are an integral part of these consolidated financial statements

cb Financial Services, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
OPERATING ACTIVITIES				
Net Income	$	22,550	$	11,247
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:				
Net Amortization on Securities		30		66
Depreciation and Amortization		2,737		2,704
(Recovery) Provision for Credit Losses - Loans		(284)		3,784
Recovery for Credit Losses - Unfunded Commitments		(218)		—
Loss on Securities		10,199		168
Gain on Sale of Subsidiary		(24,578)		—
Gain on Purchased Tax Credits		(29)		(57)
Income from Bank-Owned Life Insurance		(576)		(561)
Proceeds From Mortgage Loans Sold		2,365		—
Originations of Mortgage Loans for Sale		(2,365)		—
Gain on Sales of Other Real Estate Owned		(13)		(1)
Noncash Expense for Stock-Based Compensation		1,125		600
Increase in Accrued Interest Receivable		(1,103)		(633)
Valuation Adjustment on Real Estate Owned		119		—
Gain on Disposal of Premises and Equipment		(11)		(431)
Increase in Deferred Income Tax		382		535
Increase (Decrease) in Taxes Payable		3,985		(5)
Decrease (Increase) in Accrued Interest Payable		1,459		(131)
Other, Net		(1,538)		(3,134)
NET CASH PROVIDED BY OPERATING ACTIVITIES		14,236		14,151
INVESTING ACTIVITIES				
Securities Available for Sale:				
Proceeds From Principal Repayments and Maturities		15,759		29,242
Purchases of Securities		(100,209)		(26,826)
Proceeds from Sales of Securities		69,285		—
Net Increase in Loans		(63,517)		(31,385)
Purchase of Premises and Equipment		(3,293)		(509)
Proceeds from Disposal of Premises and Equipment		47		480
Proceeds from Sale of Subsidiary		26,924		—
Proceeds From a Claim on Bank-Owned Life Insurance		731		—
Proceeds From Sales of Other Real Estate Owned		142		37
(Increase) Decrease in Restricted Equity Securities		(596)		654
NET CASH USED IN INVESTING ACTIVITIES		(54,727)		(28,307)
FINANCING ACTIVITIES				
Net (Decrease) Increase in Deposits		(1,344)		41,890
Decrease in Short-Term Borrowings		(8,060)		(31,206)
Principal Payments on Other Borrowed Funds		—		(3,000)
Proceeds from Other Borrowed Funds		20,000		—
Cash Dividends Paid		(5,111)		(4,920)
Treasury Stock, Purchases at Cost		(843)		(4,802)
Exercise of Stock Options		372		220
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		5,014		(1,818)
DECREASE IN CASH AND DUE FROM BANKS		(35,477)		(15,974)
CASH AND DUE FROM BANKS AT BEGINNING OF THE YEAR		103,700		119,674
CASH AND DUE FROM BANKS AT END OF THE YEAR	$	68,223	$	103,700

The accompanying notes are an integral part of these consolidated financial statements

Financial Services, Inc.

Year Ended December 31,		**2023**		**2022**
(Dollars in Thousands)				
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash Paid for:				
Interest on Deposits and Borrowings (Including Interest Credited to Deposit Accounts of $15,048 and $4,144, Respectively)	$	16,213	$	4,912
Income Taxes		2,885		3,247
SUPPLEMENTAL NONCASH DISCLOSURE:				
Real Estate Acquired in Settlement of Loans	$	410	$	—
Right of Use ("ROU") Asset Recognized		—		1,556
Lease Liability Recognized		—		1,556

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of CB Financial Services, Inc., and its wholly owned subsidiary, Community Bank (the "Bank"), and the Bank's wholly owned subsidiary, Exchange Underwriters, Inc. ("Exchange Underwriters" or "EU"). CB Financial Services, Inc., Community Bank and Exchange Underwriters, Inc. are collectively referred to as the "Company." All intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations

The Company derives substantially all its income from banking and bank-related services which include interest income on commercial, commercial mortgage, residential real estate and consumer loan financing, as well as interest and dividend income on securities, insurance commissions, and fees generated from deposit services to its customers. The Company provides banking services through its subsidiary, Community Bank, a Pennsylvania-chartered commercial bank headquartered in Carmichaels, Pennsylvania. The Bank is a community-oriented institution offering residential and commercial real estate loans, commercial and industrial loans, and consumer loans as well as a variety of deposit products for individuals and businesses in its market area. The Bank operates from 10 offices in Greene, Allegheny, Washington, Fayette and Westmoreland Counties in southwestern Pennsylvania and three offices in Marshall and Ohio Counties in West Virginia.

On December 1, 2023, the Company announced that the Bank and EU entered into an Asset Purchase Agreement with World Insurance Associates, LLC ("World") pursuant to which EU sold substantially all of its assets to World for a purchase price of $30.5 million cash plus possible additional earn-out payments. The sale of assets was completed on December 8, 2023 and resulted in a pre-tax gain of $24.6 million. This transaction did not meet the criteria for discontinued operations reporting.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2023 through the date the consolidated financial statements are being issued for items that should potentially be recognized or disclosed in these consolidated financial statements.

Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Statements of Financial Condition, and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to fair value of securities available for sale, determination of the allowance for credit losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, impairment evaluations of securities, the valuation of deferred tax assets and the evaluation of goodwill and core deposit intangible impairment.

Revenue Recognition

Income on loans and securities is recognized as earned on the accrual method. Gains and losses on sales of mortgages are based on the difference between the selling price and the carrying value of the related mortgage sold.

The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Accounting Standards Codification ("ASC") Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The Company's revenue from contracts with customers within the scope of ASC Topic 606 is recognized within Noninterest Income with the exception of Other Real Estate Owned ("OREO") Income, which is accounted for in Noninterest Expense. The following narrative describes the Company's revenue streams accounted for under the guidance of ASC Topic 606:

> *Service Fees*: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees include services fees for ATM usage, stop payment charges, statement production, ACH and wire transfers, which are recognized into income at the occurrence of an executed transaction and the point in time the Company fulfills the customer's request. Account maintenance fees, which are primarily based on monthly maintenance activities, are earned over the course of the month, and satisfy the Company's performance obligation. Overdraft fees are recognized as the overdrafts on customer's accounts are incurred. The services fees are automatically withdrawn from the customer's account balance per their account agreement with the Company. In addition, the Company earns interchange fees from debit/credit cardholder transactions conducted through the applicable payment

networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The Company currently does not offer a cardholder rewards program.

Insurance Commissions: EU derived commission and fee income from direct and agency bill insurance policies. Direct bill policies were invoiced directly from the insurance company provider to the customer. Once the customer remitted payment for the policy, the insurance company provider then remitted the commission or fee income to EU on a monthly basis. Agency bill policies were invoiced from EU, the insurance underwriting agency, to the customer. EU recorded the insurance company policy payable and the commission or fee income earned on the policy. As all insurance policies were contracts with customers, each policy had different terms and conditions.

EU utilized a report from their core insurance data processing program that captured all in-force policies that were active in the system and annualized the commission over the life of each individual contract. The report provided an overall commission and fee income total for the monthly reporting financial statement period. This income was then compared to the amount of direct and agency bill income recorded in the core insurance data processing system for the reporting month and an adjustment to income was made according to the report. This was the income recognized for the portion of the insurance contract that had been earned by EU and subsequently the Company.

Other Commissions: The Company earns other commissions, such as wealth management referral fees, check sales and safe deposit box rentals to customers. The wealth management referral fees are earned as a referral when a bank customer initiates a customer relationship with an associated wealth management firm. These fees fulfill the contract/agreement between the Company and the wealth management firm. Check sales are recognized as customers contact the Company for check supplies or the customer initiates the check order through the Company website to our third-party check company. These commissions are recognized as the third-party check company satisfies the contract of providing check stock to our customers. Safe deposit box rental income is recognized on a monthly basis, per each contract agreement with our customers. The safe deposit box income is automatically withdrawn from the customer's deposit account on a monthly basis as this revenue is earned by the contract.

Gains (Losses) on Sales of OREO: The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. It is not common policy that the Company will finance an OREO property with the buyer. It is the Company's practice to sell loan collateral recognized as an OREO property to free the Company of any additional loss exposure.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities which generate revenue and incur expense, and the operating results of which are reviewed by management. At December 31, 2023, the Company's business activities are comprised of two operating segments, which are community banking and insurance brokerage services. The Company has evaluated the provisions of ASC Topic 280, *Segment Reporting,* and determined that segment reporting information related to EU (Insurance Brokerage Services segment) is required to be presented because the segment had adopted a board of directors that conducted board meetings independent from the Company. In addition, the segment comprised a significant amount to total noninterest income, even though the segment is less than 10% of the combined assets of the Company. See Note 19 – Segment Reporting and Related Information for more information.

Cash and Due From Banks

The Company has defined cash and due from banks as cash on hand and those amounts due from depository institutions, interest-bearing deposits with other banks with original maturities of less than 90 days, and federal funds sold. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

Generally, the Company is required to maintain average reserve balances in vault cash with the Federal Reserve Bank based upon outstanding balances of deposit transaction accounts. However, as announced on March 15, 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent, effective March 26, 2020, in light of the shift to an ample reserves regime. This action eliminates the need to maintain balances in accounts at the Federal Reserve Bank to satisfy reserve requirements, thereby freeing up liquidity in the banking system to support lending. Therefore, at December 31, 2023, and 2022, there were no reserve requirements with the Federal Reserve Bank.

Securities

Securities are classified at the time of purchase, based on management's intentions and ability, as securities held to maturity or securities available-for-sale. Debt securities acquired with the intent and the ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments to interest income. Unrealized holding gains and losses for available-for-sale debt securities are reported as a separate component of stockholders' equity, net of tax, until realized. Equity securities are measured at fair value with the change in fair value recognized in Net Gain (Loss) on Securities within the noninterest income category in the Consolidated Statements of Income. Realized securities gains and losses, if any, are computed using the specific identification method. Interest and dividends on securities are recognized as income when earned.

For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities available-for-sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit loss ("ACL") is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of tax. The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies and have a long history of no credit losses.

Changes in the ACL are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Common stock of the Federal Home Loan Bank ("FHLB") and of Atlantic Community Bankers' Bank ("ACBB") represent ownership in organizations that are wholly owned by other financial institutions. These restricted equity securities are accounted for based on industry guidance in ASC Sub-Topic 325-20, which requires the investment to be carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. Included in accrued interest receivable and other assets are FHLB stock of $3.3 million and $2.7 million at December 31, 2023 and 2022, respectively, and ACBB stock of $85,000 at December 31, 2023 and 2022.

The Company periodically evaluates its FHLB restricted stock for possible impairment based on, among other things, the capital adequacy of the FHLB and its overall financial condition. The Company believes its holdings in the stock are ultimately recoverable at par value at December 31, 2023, and, therefore, determined that FHLB stock was not impaired. In addition, the Company has ample liquidity and does not require redemption of its FHLB stock in the foreseeable future.

Loans Receivables

The Company grants commercial, residential, and other consumer loans to customers at its branch locations throughout southwestern Pennsylvania in Greene, Washington, Allegheny, Fayette and Westmoreland Counties and in the panhandle of West Virginia in Marshall and Ohio Counties. Although the Company had a diversified loan portfolio at December 31, 2023 and 2022, a substantial portion of its debtors' ability to honor their contracts is determined by the economic environment of these counties within the tri-state region footprint.

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the principal amount outstanding, net of deferred loan fees and the allowance for credit losses. The Company's loan portfolio is segmented to enable management to monitor risk and performance. The real estate loans are further segregated into three classes. Residential mortgages include those secured by residential properties and include home equity loans, while commercial mortgages consist of loans to commercial borrowers secured by commercial real estate. Construction loans typically consist of loans to build commercial buildings and acquire and develop residential real estate. The commercial and industrial segment consists of loans to finance the activities of commercial customers. The consumer segment consists primarily of indirect auto loans as well as personal installment loans and personal or overdraft lines of credit. Other loan primarily consist of municipal loans to local governments.

Residential mortgage loans are typically longer-term loans and, therefore, generally present greater interest rate risk than the consumer and commercial loans. Under certain economic conditions, housing values may decline, which may increase the risk that the collateral values are not sufficient. Commercial real estate loans generally present a higher level of risk than loans secured by residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income-producing properties, and the increased difficulty in evaluating and monitoring these types of loans. Furthermore, the repayment of commercial real estate loans is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired. Construction loans are originated to individuals to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

finance the construction of residential dwellings and are also originated for the construction of commercial properties, including hotels, apartment buildings, housing developments, and owner-occupied properties used for businesses. Construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 to 18 months. At the end of the construction phase, the loan generally converts to a permanent residential or commercial mortgage loan. Construction loan risks include overfunding in comparison to the plans, untimely completion of work, and leasing and stabilization after project completion. Commercial and industrial loans are generally secured by business assets, inventories, accounts receivable, etc., which present collateral risk. Consumer loans generally have higher interest rates and shorter terms than residential mortgage loans; however, they have additional credit risk due to the type of collateral securing the loan.

Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectability of principal and interest or when a loan becomes contractually past due by 90 days or more with respect to principal or interest. When a loan is placed on nonaccrual status, any accrued but uncollected interest is reversed from current income. Payments received on nonaccrual loans are applied against principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, and current and future payments are reasonably assured.

The Company uses an eight-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first four categories are not considered criticized and are aggregated as "pass" rated. The criticized rating categories used by management generally follow bank regulatory definitions. The special mention category includes assets that are currently protected but are below average quality, resulting in an undue credit risk, but not to the point of justifying a substandard classification. Loans in the substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as loss are considered uncollectible and of such little value that continuance as an asset is not warranted.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

For performing loans acquired in a merger, the excess of expected cash flows over the estimated fair value, at acquisition, is referred to as the accretable discount and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require an evaluation to determine the need for an allowance. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable discount, which is then reclassified as accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. The evaluation of the amount of future cash flows that is expected to be collected is performed in a similar manner as that used to determine our allowance. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable discount portion of the fair value adjustment.

Loan origination and commitment fees as well as certain direct loan origination costs are deferred and the net amount either accreted or amortized as an adjustment to the related loan's yield over the contractual lives of the related loans.

Allowance for Credit Losses (ACL)

On January 1, 2023, the Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology ("CECL"). The Company adopted ASU 2016-13 using a modified retrospective approach. Results for reporting periods beginning after January 1, 2023 are presented under Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption resulted in a decrease of $3.4 million to the Company's ACL related to loans receivable (ACL - Loans) and an increase of $718,000 in ACL for unfunded commitments (ACL - Unfunded Commitments). The net impact resulted in a $2.1 million increase to retained earnings, net of deferred taxes.

The ACL represents the estimated amount considered necessary to cover lifetime expected credit losses inherent in financial assets at the balance sheet date. The measurement of expected credit losses is applicable to loans receivable and securities measured at amortized cost. It also applies to off-balance sheet credit exposures such as loan commitments and unused lines of credit. The allowance is established through a provision for credit losses that is charged against income. The methodology for determining the allowance for credit losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment that could result in changes to the amount of the recorded ACL. The ACL is reported separately as a contra-asset on the Consolidated Statement of Financial Condition. The expected credit loss for unfunded loan commitments is reported on the Consolidated Statement of Financial Condition in other liabilities while the provision for credit losses related to unfunded commitments is reported in provision for credit losses - unfunded commitments in the Consolidated Statements of Income.

ACL on Loans Receivable
The ACL on loans is deducted from the amortized cost basis of the loan to present the net amount expected to be collected. Expected losses are evaluated and calculated on a collective, or pooled, basis for those loans which share similar risk characteristics. At each reporting period, the Company evaluates whether loans within a pool continue to exhibit similar risk characteristics. If the risk characteristics of a loan change, such that they are no longer similar to other loans in the pool, the Company will evaluate the loan with a different pool of loans that share similar risk characteristics. If the loan does not share risk characteristics with other loans, the Company will evaluate the loan on an individual basis. The Company evaluates the pooling methodology at least annually. Loans are charged off against the ACL when the Company believes the balances to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off.

The Company has chosen to segment its portfolio consistent with the manner in which it manages credit risk. Such segments include residential mortgage, commercial real estate mortgages, construction, commercial business, consumer and other. For most segments, the Company calculates estimated credit losses using a probability of default and loss given default methodology, the results of which are applied to the aggregated discounted cash flow of each individual loan within the segment. The point in time probability of default and loss given default are then conditioned by macroeconomic scenarios to incorporate reasonable and supportable forecasts that affect the collectability of the reported amount.

The Company estimates the ACL on loans via a quantitative analysis which considers relevant available information from internal and external sources related to past events and current conditions, as well as the incorporation of reasonable and supportable forecasts. The Company evaluates a variety of factors including third party economic forecasts, industry trends and other available published economic information in arriving at its forecasts. After the reasonable and supportable forecast period, the Company reverts, on a straight-line basis, to average historical losses. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructuring will be executed with an individual borrower or the renewal option is included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Also included in the ACL on loans are qualitative reserves to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. Factors that the Company considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, and the effect of external factors such as competition, legal and regulatory requirements, among others. Furthermore, the Company considers the inherent uncertainty in quantitative models that are built upon historical data.

Individually Evaluated Loans
On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on its disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will charge off the difference between the fair value of the collateral, less estimated costs to sell at the reporting date, and the amortized cost basis of the loan.

ACL on Off-Balance Sheet Commitments
The Company is required to include unfunded commitments that are expected to be funded in the future within the allowance calculation, other than those that are unconditionally cancellable. To arrive at that reserve, the reserve percentage for each applicable segment is applied to the unused portion of the expected commitment balance and is multiplied by the expected funding rate. To determine the expected funding rate, the Company uses a historical utilization rate for each segment. As noted above, the ACL on unfunded loan commitments is included in other liabilities on the Consolidated Statement of Financial Condition and the related credit expense is recorded in provision for credit losses - unfunded commitments in the Consolidated Statements of Income.

Allowance for Loan Losses

Prior to the adoption of ASU 2016-13, the Company calculated the allowance for loan losses ("allowance"), using an incurred loan loss methodology. The following policy related to the allowance in prior periods.

The allowance for loan losses ("allowance") is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance based on potential losses in the current loan portfolio, which includes an assessment of economic conditions, changes in the nature and volume of the loan portfolio, loan loss experience, volume and severity of past due, classified and nonaccrual loans as well as other loan modifications, quality of the Company's loan review system, the degree of oversight by the Company's Board, existence and effect of any concentrations of credit and changes in the level of such concentrations, effect of external factors, such as competition and legal and regulatory requirements, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making evaluations. Additions are made to the allowance through periodic provisions charged to income and recovery of principal and interest on loans previously charged-off. Losses of principal are charged directly to the allowance when a loss occurs or when a determination is made that the specific loss is probable. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due for principal and interest according to the original contractual terms of the loan agreement. Generally, management considers all substandard, doubtful, and loss-rated loans, nonaccrual loans, and TDRs for impairment. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The maximum period without payment that typically can occur before a loan is considered for impairment is 90 days. Impairment is measured based on the present value of expected future cash flows discounted at a loan's effective interest rate, or as a practical expedient, the observable market price, or, if the loan is collateral dependent, the fair value of the underlying collateral. When the measurement of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation allowance. This specific valuation allowance is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The specific valuation allowance, or allowance for impaired loans, is part of the total allowance for loan losses. Cash payments received on impaired loans that are considered nonaccrual are recorded as a direct reduction of the recorded investment in the loan. When the recorded investment has been fully collected, receipts are recorded as recoveries to the allowance for loan losses until the previously charged-off principal is fully recovered. Subsequent amounts collected are recognized as interest income. If no charge-off exists, then once the recorded investment has been fully collected, any future amounts collected would be recognized as interest income. Impaired loans are not returned to accrual status until all amounts due, both principal and interest, are current and a sustained payment history has been demonstrated.

The general allowance component covers pools of homogeneous loans by loan class. Management determines historical loss experience for each segment of loans using the five-year rolling average of the net charge-off data within each segment. Qualitative and environmental factors are also considered that are likely to cause estimated credit losses associated with the Bank's existing portfolio to differ from historical loss experience, and include levels and trends in delinquency and impaired loans; levels and trends in net charge-offs, trends in volume and terms of loans; change in underwriting, policies, procedures, practices and key personnel; national and local economic trends; industry conditions, and effects of changes in high-risk credit circumstances. The qualitative and environmental factors are reviewed on a quarterly basis to ensure they are reflective of current conditions in the portfolio and economy. An unallocated component, which is a part of the general allowance component, is maintained to cover uncertainties that could affect the Company's estimate of probable losses.

Our allowance is sensitive to a number of inputs, most notably the qualitative factors and historical loss experience by loan segment. Given the dynamic relationship between the inputs, it is difficult to estimate the impact of a change in any one individual variable on the allowance. Although management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral value cannot be predicted with certainty, there can be no assurance that the existing allowance is adequate or that increases will not be necessary should the quality of assets deteriorate as a result of the factors discussed previously. Any increase in the allowance may adversely affect our financial condition and results of operations. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to seven years for furniture, fixtures and equipment, and 27.5 to 40 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged to expense when incurred while costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance

The Company is the owner and beneficiary of bank-owned life insurance ("BOLI") policies on certain employees. The earnings from the BOLI policies are recognized as a component of noninterest income. The BOLI policies are an asset that can be liquidated, if necessary, with associated tax costs. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Real Estate Owned

Real estate owned acquired in settlement of foreclosed loans is carried as a component of Other Assets at the lower of cost or fair value, less estimated cost to sell. Prior to foreclosure, the estimated collectible value of the collateral is evaluated to determine if a partial charge-off of the loan balance is necessary. After transfer to real estate owned, any subsequent write-downs are charged against noninterest expense. Direct costs incurred in the foreclosure process and subsequent holding costs incurred on such properties are recorded as expenses of current operations. Real estate owned was $162,000 and $0 at December 31, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance in ASC Topic 740, *Income Taxes*. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date, and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest accrued related to unrecognized tax benefits in noninterest income and penalties in noninterest expense.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Deemed to have an indefinite life and not subject to amortization, goodwill is instead tested for impairment at the reporting unit level at least annually on October 31 or more frequently if triggering events occur or impairment indicators exist. The Company operates two reporting units – Community Banking segment and Insurance Brokerage Services segment. The Company has assigned 100% of the goodwill to the Community Banking reporting unit.

In assessing the impairment, the Company has the the option to perform either a qualitative analysis to determine whether it is necessary to perform the goodwill impairment test, or the Company may elect to perform a quantitative goodwill impairment test. Under the qualitative assessment, the Company assesses the existence of events or circumstances to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, including, goodwill. If this is more likely than not, the goodwill impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The estimated fair value of the community banking reporting unit is compared to its carrying value, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired, and no impairment loss is recognized. However, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized based on the excess of the a reporting unit's carrying value over its fair value.

The Company did not record any goodwill impairment for the years ended December 31, 2023 and 2022.

Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as core deposit intangibles acquired in mergers, customer relationship intangibles and renewal lists, are amortized over their estimated useful lives and subject to periodic impairment testing at last annually. The amortization expense represents the estimated decline in value of the underlying asset. Core deposit intangibles are primarily amortized over 6.5 to 9.3 years on the straight-line method. Customer renewal lists are amortized over their estimated useful lives of 9.5 years. We monitor other intangibles for impairment and evaluate carrying amounts, as necessary. Estimates and assumptions are used in determining the fair value of other intangible assets. There were no events or changes in circumstances indicating impairment of other intangible assets at December 31, 2023 and 2022.

Future events could cause us to conclude that goodwill or other intangibles have become impaired, which would result in recording an impairment. Any resulting impairment could have a material adverse impact on the Company's financial condition and results of operations. Refer to Note 6—Goodwill and Intangible Assets for additional details.

Mortgage Servicing Rights ("MSRs")

The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains all servicing rights for these loans. MSRs are recognized when commitments are made to fund a loan to be sold and are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to sold mortgages that are serviced and are included in Accrued Interest Receivable and Other Assets on the accompanying Consolidated Statements of Financial Condition.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of MSRs is netted against servicing fee income in Other Income within the noninterest income category in the Consolidated Statements of Income.

MSRs are evaluated for impairment based on the estimated fair value of the MSRs. MSRs are stratified by certain risk characteristics, primarily loan term and note rate. If temporary impairment exists within a risk stratification tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the estimated fair value. If it is later determined that all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced.

Derivatives and Hedging Activities

The Company accounts for derivative instruments and hedging activities in accordance with FASB ASC Topic 815, *Derivatives and Hedging.* All derivatives are evaluated at inception as to whether or not they are hedging or non-hedging activities, and appropriate documentation is maintained to support the final determination. The Company recognizes all derivatives as either assets or liabilities on the Consolidated Statements of Financial Condition and measures those instruments at fair value. For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. Any hedge ineffectiveness would be recognized in the income statement line item pertaining to the hedged item. For derivatives designated as cash flow hedges, changes in fair value of the effective portion of the cash flow hedges are reported in other comprehensive income (loss) ("OCI"). When the cash flows associated with the hedged items are realized, the gain or loss included in OCI is recognized in the Consolidated Statement of Income.

When the Company purchases a portion of a commercial loan that has an existing interest rate swap, it enters into a Risk Purchase Agreement ("RPA") with the counterparty and assumes the credit risk of the loan customer related to the swap. Any fee paid to the Company as a result of the RPA is offset by credit risk of the counterparties and is recognized in the income statement. Credit risk on the RPA is determined after considering the risk rating, probability of default and loss given default of the counterparties.

Treasury Stock

The purchase of the Company's common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to capital surplus.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and OCI. OCI is comprised of unrealized holding gains or losses and reclassification adjustment for gains or losses on sale of available-for-sale debt securities, net of tax.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing the reported net income as the numerator and weighted average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the denominator is adjusted for the dilutive effects of any options and convertible securities. Treasury shares are not deemed outstanding for earnings per share calculations.

Stock-Based Compensation

In 2021, the Company's stockholders approved the 2021 Equity Incentive Plan (the "2021 Plan"). The purpose of the 2021 Plan is to provide officers, employees and directors of the Company and the Bank with additional incentives to promote the growth and performance of the Company and to further align their interests with those of the Company's stockholders through the ownership of additional common stock of the Company. In addition, the 2021 Plan provides the Company with flexibility to continue to attract and retain highly qualified officers and directors by offering a competitive compensation program that is linked to the performance of the Company's common stock. The effective date of the 2021 Plan was May 19, 2021, which was the date the 2021 Plan satisfied the applicable stockholder approval requirement. The 2021 Plan will remain in effect as long as any awards under it are outstanding; however, no awards may be granted under the 2021 Plan on or after the day immediately prior to the ten-year anniversary of the effective date of the 2021 Plan.

Awards may be granted under the 2021 Plan as incentive and non-statutory stock options, restricted stock awards, restricted stock units or any combination thereof, The maximum number of shares of Company common stock that may be delivered to participants under the 2021 Plan is equal to 500,000 shares of Company common stock (the "Share Limit"). Shares of Company common stock subject to the Share Limit may be issued pursuant to grants of stock options, restricted stock awards or restricted stock units, provided, however that the Share Limit is reduced, on a one-for-one basis, for each share of common stock subject to a stock option grant, and on a two and one-half-for-one basis for each share of common stock issued pursuant to restricted stock awards or restricted stock unit awards. If any award granted under the 2021 Plan expires, terminates, is canceled or is forfeited without being settled or exercised or is settled without the issuance of shares of common stock, shares of Company common stock subject to such award will be made available for future grant under the 2021 Plan. If any shares are surrendered or tendered to pay the exercise price of a stock option, such shares will not again be available for grant under the 2021 Plan. In addition, shares of common stock withheld in payment for purposes of satisfying tax withholding obligations with respect to an award do not become available for re-issuance under the 2021 Plan. Employees and directors of the Company or its subsidiaries are eligible to receive awards under the 2021 Equity Incentive Plan, except that non-employees may not be granted incentive stock options.

In 2015, the Company's stockholders approved the 2015 Equity Incentive Plan (the "2015 Plan"), which has similar characteristics to the 2021 Plan. The effective date of the 2015 Plan was May 20, 2015. The 2015 Plan shall remain in effect as long as any awards are outstanding, but as a result of the approval of the 2021 Plan, no more awards can be granted under the 2015 Plan. The 2015 Plan reserved an aggregate number of shares, of which two-thirds of the shares (271,431) could be issued as stock options and one-third of the shares (135,715) could be be issued as restricted stock awards or units.

ASC Topic 718, *Compensation – Stock Compensation,* requires recognizing the compensation cost in the financial statements for stock-based payment transactions. Stock option expense is measured based on the grant date fair value of the stock options issued. The per share fair value of stock options granted is calculated using the Black-Scholes-Merton option pricing model, using assumptions for expected life, expected dividend yield, risk-free interest rate and an expected volatility. The Company uses the simplified method to determine the expected term because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The stock option exercise price is equal to the market value on the date of grant. Restricted stock award expense is measured based on the market price of the Company's common stock at the date of the grant. Unrecognized compensation expense is recognized ratably over the remaining service period, generally defined as the vesting period, for all nonvested restricted stock awards and stock options. Restricted stock awards and stock options are typically granted with a five year vesting period at a vesting rate of 20% per year. The contractual life of stock options is typically 10 years from the date of grant.

Advertising Costs

Advertising costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company routinely performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable and are in excess of their fair value, less estimated costs to sell. If estimated recoverable amounts are lower than carrying values, assets are considered impaired and reduced to fair value with the recognized impairment charges recorded in noninterest expense in the Consolidated Statements of Income.

Long-lived assets are tested for impairment individually or as part of an asset group. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company follows ASC 360, *Property, Plant and Equipment,* which requires three steps to identify, recognize and measure the impairment of a long-lived asset (asset group) to be held and used:

Step 1 – Consider whether Indicators of Impairment are Present.

The following are examples of such events or changes in circumstances.

- A significant decrease in the market price of a long-lived asset (asset group).

- A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

- A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).

- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

- A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Step 2—Test for Recoverability

If indicators of impairment are present, the Company performs a recoverability test comparing the sum of the estimated undiscounted cash flows attributable to the long-lived asset or asset group in question to the carrying amount of the long-lived asset or asset group.

Step 3—Measurement of an Impairment Loss

If the undiscounted cash flows used in the recoverability test are less than the carrying amount of the long-lived asset (asset group), the Company estimates the fair value of the long-lived asset or asset group and recognizes an impairment loss when the carrying amount of the long-lived asset or asset group exceeds the estimated fair value.

An impairment loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group must not reduce the carrying amount of that asset below its fair value whenever the fair value is determinable without undue cost and effort. ASC 360 prohibits the subsequent reversal of an impairment loss for an asset held and used.

Recent Accounting Standards

In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848* that extends the period of time preparers can utilize the reference rate reform relief guidance. In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended.* This ASU provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. The elective guidance in the ASU applies to modifications of contract terms that will directly replace, or have the potential to replace, an affected rate with another interest rate index, as well as certain contemporaneous modifications of other contract terms related to the replacement of an affected rate. The ASU notes that changes in contract terms that are made to effect the reference rate reform transition are considered related to the replacement of a reference rate if they are not the result of a business decision that is separate from or in addition to changes to the terms of a contract to effect that transition. The optional expedient allows companies to account for the modification as if it was not substantial (i.e., do not treat as an extinguishment of debt). To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, ASU 2022-06 defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. For all entities, the amendments in ASU 2022-06 are effective upon issuance. As of December 31, 2023, the Company does not have any instruments tied to the LIBOR reference rate. The adoption of this guidance is not expected to have a material effect on the Company's consolidated statements of financial statements and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU enhances disclosures about significant segment expenses. The amendments (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of profit or loss, (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition, (3) require that a public entity provide all annual disclosures about a reportable segment's profit or loss currently required by GAAP in interim period as well, (4) clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, an entity may report one or more of those additional measures of segment profit, (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources and (6) require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures. This ASU is effective for public entities for fiscal years beginning after December 31, 2024. The Company does not expect the adoption of the ASU to have a material effect on the Company's consolidated statements of financial statements and results of operations.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU requires that public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. The ASU requires all entities to disclose on an annual basis (1) the amount of income taxes paid, disaggregated by federal, state and foreign taxes and (2) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal or greater than five percent of total income taxes paid. The ASU also requires that all entities disclose (1) income (loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic or foreign and (2) income tax expense (or benefit) from continuing operations disaggregated by federal (national), state and foreign. This ASU is effective for public entities for annual period beginning after December 15, 2024. The Company does not expect the adoption of the ASU to have a material effect on the Company's consolidated statements of financial statements and results of operations.

NOTE 2—EARNINGS PER SHARE

There are no convertible securities, which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income is used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

Year Ended December 31,	2023	2022
(Dollars in Thousands, Except Share and Per Share Data)		
Net Income	$ 22,550	$ 11,247
Weighted-Average Basic Common Shares Outstanding	5,113,978	5,136,670
Dilutive Effect of Common Stock Equivalents (Stock Options and Restricted Stock)	8,938	12,642
Weighted-Average Diluted Common Shares and Common Stock Equivalents Outstanding	5,122,916	5,149,312
Earnings Per Share:		
Basic	$ 4.41	$ 2.19
Diluted	4.40	2.18

The dilutive effect on weighted average diluted common shares outstanding is the result of outstanding stock options and nonvested restricted stock. The following table presents as of the periods indicated (a) options to purchase shares of common stock that were outstanding but not included in the computation of earnings per share because the options' exercise price was greater than the average market price of the common shares for the period, and (b) shares of restricted stock awards that were not included in the computation of diluted earnings per share because the hypothetical repurchase of shares under the treasury stock method exceeded the weighted average nonvested restricted awards, therefore the effects would be anti-dilutive.

Year Ended December 31,	2023	2022
Stock Options	328,444	163,348
Restricted Stock	49,447	38,140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3—SECURITIES

The amortized cost and fair value of securities available-for-sale as of the dates indicated are as follows:

December 31,		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
		2023						
(Dollars in Thousands)								
Available-for-Sale Debt Securities:								
U.S. Government Agencies	$	4,995	$	—	$	(1,046)	$	3,949
Obligations of States and Political Subdivisions		3,481		5		(113)		3,373
Mortgage-Backed Securities - Government-Sponsored Enterprises		57,377		141		(2,986)		54,532
Collateralized Mortgage Obligations - Government-Sponsored Enterprises		120,655		227		(15,752)		105,130
Collateralized Loan Obligations		29,862		—		(58)		29,804
Corporate Debt		9,484		—		(1,765)		7,719
Total Available-for-Sale Debt Securities	$	225,854	$	373	$	(21,720)	$	204,507
Equity Securities:								
Mutual Funds								888
Other								1,700
Total Equity Securities								2,588
Total Securities							$	207,095

December 31,		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
		2022						
(Dollars in Thousands)								
Available-for-Sale Debt Securities:								
U.S. Government Agencies	$	53,993	$	—	$	(9,359)	$	44,634
Obligations of States and Political Subdivisions		14,053		—		(711)		13,342
Mortgage-Backed Securities - Government-Sponsored Enterprises		46,345		—		(4,918)		41,427
Collateralized Mortgage Obligations - Government-Sponsored Enterprises		96,930		—		(17,288)		79,642
Collateralized Loan Obligations		—		—		—		—
Corporate Debt		9,487		—		(1,172)		8,315
Total Available-for-Sale Debt Securities	$	220,808	$	—	$	(33,448)	$	187,360
Equity Securities:								
Mutual Funds								875
Other								1,823
Total Equity Securities								2,698
Total Securities							$	190,058

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables show the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at the dates indicated:

	2023								
	Less than 12 months			12 Months or Greater			Total		
December 31,	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
(Dollars in Thousands)									
U.S. Government Agencies	—	$ —	$ —	1	$ 3,949	$ (1,046)	1	$ 3,949	$ (1,046)
Obligations of States and Political Subdivisions	—	—	—	6	2,823	(113)	6	2,823	(113)
Mortgage-Backed Securities - Government-Sponsored Enterprises	—	—	—	8	17,135	(2,986)	8	17,135	(2,986)
Collateralized Mortgage Obligations - Government-Sponsored Enterprises	1	5,603	(29)	21	71,796	(15,723)	22	77,399	(15,752)
Collateralized Loan Obligations	1	2,910	(58)	—	—	—	1	2,910	(58)
Corporate Debt	—	—	—	3	7,719	(1,765)	3	7,719	(1,765)
Total	2	$ 8,513	$ (87)	39	$ 103,422	$ (21,633)	41	$ 111,935	$ (21,720)

	2022								
	Less than 12 months			12 Months or Greater			Total		
December 31,	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
(Dollars in Thousands)									
U.S. Government Agencies	1	$ 2,600	$ (400)	12	$ 42,034	$ (8,959)	13	$ 44,634	$ (9,359)
Obligations of States and Political Subdivisions	34	13,342	(711)	—	—	—	34	13,342	(711)
Mortgage-Backed Securities - Government-Sponsored Enterprises	34	19,433	(1,018)	8	21,994	(3,900)	42	41,427	(4,918)
Collateralized Mortgage Obligations - Government-Sponsored Enterprises	12	25,395	(3,393)	10	54,247	(13,895)	22	79,642	(17,288)
Corporate Debt	1	1,665	(335)	2	6,650	(837)	3	8,315	(1,172)
Total	82	$ 62,435	$ (5,857)	32	$ 124,925	$ (27,591)	114	$ 187,360	$ (33,448)

For debt securities, the Company does not believe that any individual unrealized loss as of December 31, 2023 or 2022 represents a credit related impairment. The unrealized losses on securities at December 31, 2023 and 2022 relate principally to changes in market interest rates subsequent to the acquisition of the specific securities. The Company does not intend to sell and it is not more likely than not that it will be required to sell, any of the securities in an unrealized loss position before recovery of its amortized cost or maturity of the security.

Securities available-for-sale with a fair value of $157.3 million and $175.6 million at December 31, 2023 and 2022, respectively, are pledged to secure public deposits, short-term borrowings and for other purposes as required or permitted by law.

The scheduled maturities of securities available-for-sale are summarized as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay debt obligations with or without prepayment penalties. Mortgage-backed securities, collateralized mortgage obligations and collateralized loan obligations are classified in the table below based on their contractual maturity date; however, regular principal payments and prepayments of principal are received on a monthly basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,	2023	
	Amortized Cost	Fair Value
(Dollars in Thousands)		
Due in One Year or Less	$ —	$ —
Due after One Year through Five Years	811	790
Due after Five Years through Ten Years	44,094	42,029
Due after Ten Years	180,949	161,688
Total	$ 225,854	$ 204,507

The following table presents the gross realized gain and loss on sales of debt securities, as well as gain and loss on equity securities from both sales and market adjustments for the periods indicated. All gains and losses presented in the table below are reported in Net Loss on Securities on the Consolidated Statements of Income.

Year Ended December 31,	2023	2022
(Dollars in Thousands)		
Debt Securities		
Gross Realized Gain	$ —	$ —
Gross Realized Loss	(10,089)	—
Net Loss on Debt Securities	$ (10,089)	$ —
Equity Securities		
Net Unrealized Loss Recognized on Securities Held	$ (110)	$ (168)
Net Realized Gain Recognized on Securities Sold	—	—
Net Loss on Equity Securities	$ (110)	$ (168)
Net Loss on Securities	$ (10,199)	$ (168)

In 2023, there were $10.1 million gross realized losses on the sale of debt securities as a result of the Company implementing a balance sheet repositioning strategy of its portfolio of available-for-sale securities. The Company sold $69.3 million in market value of its lower-yielding U.S government agency, mortgage-backed and municipal securities with an average yield of 1.89% and purchased $69.3 million of higher-yielding mortgage-backed and collateralized mortgage obligation securities with an average yield of 5.49%. In 2022, there were no gross realized gains or losses on the sale of debt securities.

NOTE 4—LOANS AND RELATED ALLOWANCE FOR CREDIT LOSSES

The Company's loan portfolio is segmented to enable management to monitor risk and performance. Real estate loans are further segregated into three classes. Residential mortgages include those secured by residential properties and include home equity loans, while commercial mortgages consist of loans to commercial borrowers secured by commercial real estate. Construction loans typically consist of loans to build commercial buildings and acquire and develop residential real estate. The commercial and industrial segment consists of loans to finance the activities of commercial customers. The consumer segment consists primarily of indirect auto loans as well as personal installment loans and personal or overdraft lines of credit.

Residential mortgage loans are typically longer-term loans and, therefore, generally present greater interest rate risk than the consumer and commercial loans. Under certain economic conditions, housing values may decline, which may increase the risk that the collateral values are not sufficient.

Commercial real estate loans generally present a higher level of credit risk than loans secured by residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income-producing properties, and the increased difficulty in evaluating and monitoring these types of loans. Furthermore, the repayment of commercial real estate loans is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Construction loans are originated to individuals to finance the construction of residential dwellings and are also originated for the construction of commercial properties, including hotels, apartment buildings, housing developments, and owner-occupied properties used for businesses. Construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 to 18 months. At the end of the construction phase, the loan generally converts to a permanent residential or commercial mortgage loan. Construction loan risks include overfunding in comparison to the plans, untimely completion of work, and leasing and stabilization after project completion.

Commercial and industrial loans are generally secured by inventories, accounts receivable, and other business assets, which present collateral risk.

Consumer loans generally have higher interest rates and shorter terms than residential mortgage loans; however, they have additional credit risk due to the type of collateral securing the loan.

The following table summarizes the major classifications of loans as of the dates indicated:

December 31,	2023	2022
(Dollars in Thousands)		
Real Estate:		
Residential	$ 347,808	$ 330,725
Commercial	467,154	436,805
Construction	43,116	44,923
Commercial and Industrial	111,278	70,044
Consumer	111,643	146,927
Other	29,397	20,449
Total Loans	$ 1,110,396	$ 1,049,873
Allowance for Credit Losses	(9,707)	(12,819)
Loans, Net	$ 1,100,689	$ 1,037,054

Total unamortized net deferred loan fees were $1.0 million and $1.2 million at December 31, 2023 and December 31, 2022, respectively.

The Company uses an eight-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first four categories are not considered criticized and are aggregated as "pass" rated. The criticized rating categories used by management generally follow bank regulatory definitions. The special mention category includes assets that are currently protected but are below average quality, resulting in an undue credit risk, but not to the point of justifying a substandard classification. Loans in the substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as Loss are considered uncollectible and of such little value that continuance as an asset is not warranted.

The following table presents the Company's loans by year of origination, loan segmentation and risk indicator summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2023. There were no loans in the criticized category of Loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Classified Loans by Origination Year (at December 31, 2023)

(Dollars in Thousands)	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total
Real Estate:								
Residential								
Pass	$ 33,579	$ 49,903	$ 44,749	$ 58,344	$ 38,008	$ 104,931	$ 14,932	$ 344,446
Special Mention	—	1,034	507	—	—	345	—	1,886
Substandard	—	—	—	—	—	1,476	—	1,476
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	33,579	50,937	45,256	58,344	38,008	106,752	14,932	347,808
Commercial								
Pass	56,466	72,006	85,285	49,356	49,442	112,749	2,017	427,321
Special Mention	1,206	5,485	9,030	2,445	2,730	10,281	—	31,177
Substandard	—	—	—	—	2,717	5,939	—	8,656
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	57,672	77,491	94,315	51,801	54,889	128,969	2,017	467,154
Construction								
Pass	13,322	12,469	2,932	540	—	—	—	29,263
Special Mention	4,489	2,153	663	6,548	—	—	—	13,853
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	17,811	14,622	3,595	7,088	—	—	—	43,116
Commercial and Industrial								
Pass	31,609	16,334	8,652	5,556	3,366	2,875	32,172	100,564
Special Mention	—	—	—	12	—	3,215	3,250	6,477
Substandard	—	—	—	—	—	4,237	—	4,237
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	31,609	16,334	8,652	5,568	3,366	10,327	35,422	111,278
Consumer								
Pass	12,726	49,027	25,528	10,365	3,786	4,715	5,408	111,555
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	24	—	64	—	88
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	12,726	49,027	25,528	10,389	3,786	4,779	5,408	111,643
Other								
Pass	4,047	17,248	41	646	1,278	3,701	851	27,812
Special Mention	—	1,585	—	—	—	—	—	1,585
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	4,047	18,833	41	646	1,278	3,701	851	29,397
Total Loans	$ 157,444	$ 227,244	$ 177,387	$ 133,836	$ 101,327	$ 254,528	$ 58,630	$ 1,110,396
Gross Charge Offs	$ —	$ 163	$ 44	$ 18	$ 2	$ 314	$ 48	$ 589

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Company's loan segmentation and risk indicator summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2022, prior to the adoption of ASU 2016-13:

| | **2022** | | | | |
December 31,	**Pass**	**Special Mention**	**Substandard**	**Doubtful**	**Total**
(Dollars in Thousands)					
Real Estate:					
Residential	$ 327,531	$ 1,180	$ 2,014	$ —	$ 330,725
Commercial	395,168	29,680	11,957	—	436,805
Construction	42,693	1,912	318	—	44,923
Commercial and Industrial	58,562	10,977	90	415	70,044
Consumer	146,807	—	120	—	146,927
Other	20,394	55	—	—	20,449
Total Loans	$ 991,155	$ 43,804	$ 14,499	$ 415	$ 1,049,873

The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of the dates indicated:

| | **2023** | | | | | | |
December 31,	**Loans Current**	**30-59 Days Past Due**	**60-89 Days Past Due**	**90 Days Or More Past Due**	**Total Past Due**	**Non-Accrual**	**Total Loans**
(Dollars in Thousands)							
Real Estate:							
Residential	$ 342,852	$ 3,339	$ 141	$ —	$ 3,480	$ 1,476	$ 347,808
Commercial	466,794	—	—	—	—	360	467,154
Construction	43,116	—	—	—	—	—	43,116
Commercial and Industrial	110,905	57	—	—	57	316	111,278
Consumer	110,459	1,010	86	—	1,096	88	111,643
Other	29,397	—	—	—	—	—	29,397
Total Loans	$ 1,103,523	$ 4,406	$ 227	$ —	$ 4,633	$ 2,240	$ 1,110,396

| | **2022** | | | | | | |
December 31,	**Loans Current**	**30-59 Days Past Due**	**60-89 Days Past Due**	**90 Days Or More Past Due**	**Total Past Due**	**Non-Accrual**	**Total Loans**
(Dollars in Thousands)							
Real Estate:							
Residential	$ 325,591	$ 3,451	$ 34	$ —	$ 3,485	$ 1,649	$ 330,725
Commercial	434,933	58	—	—	58	1,814	436,805
Construction	44,923	—	—	—	—	—	44,923
Commercial and Industrial	69,621	8	—	—	8	415	70,044
Consumer	145,887	854	66	—	920	120	146,927
Other	20,449	—	—	—	—	—	20,449
Total Loans	$ 1,041,404	$ 4,371	$ 100	$ —	$ 4,471	$ 3,998	$ 1,049,873

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additional interest income that would have been recorded if the loans that were nonaccrual at December 31, 2023 were current was $150,000 and $203,000 for the years ended December 31, 2023 and 2022, respectively.

The following table sets forth the amounts for amortization cost basis of loans on nonaccrual status, loans past due 90 days still accruing, and categories of nonperforming assets at the date indicated.

	December 31, 2023			
	Nonaccrual With No ACL	**Nonaccrual With ACL**	**Loans Past Due 90 Days Still Accruing**	**Total Nonperforming Assets**
(Dollars in Thousands)				
Nonaccrual Loans:				
Real Estate:				
Residential	$ 1,476	$ —	$ —	$ 1,476
Commercial	360	—	—	360
Commercial and Industrial	316	—	—	316
Consumer	88	—	—	88
Total Nonaccrual Loans	$ 2,240	$ —	$ —	2,240
Other Real Estate Owned:				
Residential				162
Commercial				—
Total Other Real Estate Owned				162
Total Nonperforming Assets			$	2,402

No interest income on nonaccrual loans was recognized during the year ended December 31, 2023.

In conjunction with the adoption of ASU 2016-13, ASU 2022-02 was adopted and eliminates the troubled debt restructurings ("TDR") recognition and measurement. With the elimination of TDRs, ASU 2022-02 requires that all modifications and refinancing, including those with borrowers that are experiencing financial difficulty are subject to the modification guidance in ASC 310-20. Loan modifications could meet the definition of a new loan if certain terms of the loan are modified to the benefit of the lender and the modification to the terms of the loan are more than minor. Both of these criteria have to be met to define the modification as a new loan. If a loan modification meets the criteria of new loan, then the new loan should include the remaining net investment in the original loan, additional funds advanced, fees received, and direct loan origination costs with the refinancing or restructuring. Additionally, the effective interest rate should be recalculated based on the amortized cost basis of the new loan and reassess contractual cash flow. For the year ended December 31, 2023, there were no new loan modifications to borrowers experiencing financial difficulty in the past 12 months under the current guidance.

The following table sets forth the amounts and categories of nonperforming assets as of December 31, 2022, prior to adoption of ASU 2016-13. Included in nonperforming loans and assets are TDRs, which are loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties. Nonaccrual TDRs are included in their specific loan category in the nonaccrual loans section.

	December 31, 2022
(Dollars in Thousands)	
Nonaccrual Loans:	
Real Estate:	
Residential	$ 1,649
Commercial	1,814
Commercial and Industrial	415
Consumer	120
Total Nonaccrual Loans	3,998
Accruing Loans Past Due 90 Days or More:	
Total Accruing Loans Past Due 90 Days or More	—
Total Nonaccrual Loans and Accruing Loans Past Due 90 Days or More	3,998
Troubled Debt Restructurings, Accruing:	
Real Estate	
Residential	534
Commercial	1,260
Commercial and Industrial	7
Total Troubled Debt Restructurings, Accruing	1,801
Total Nonperforming Loans	5,799
Total Nonperforming Assets	$ 5,799

The recorded investment of residential real estate loans for which formal foreclosure proceedings were in process according to applicable requirements of the local jurisdiction was $907,000 and $1.4 million at December 31, 2023 and 2022, respectively.

The activity in the ACL - Loans is summarized below by primary segments for the year ended December 31, 2023.

	Real Estate Residential	Real Estate Commercial	Real Estate Construction	Commercial and Industrial	Consumer	Other	Unallocated	Total
(Dollars in Thousands)								
December 31, 2022	$ 2,074	$ 5,810	$ 502	$ 2,313	$ 1,517	$ —	$ 603	$ 12,819
Impact of ASC 326 - Loans	137	(3,244)	488	(1,057)	774	120	(603)	(3,385)
Charge-offs	(219)	—	—	—	(370)	—	—	(589)
Recoveries	43	32	—	876	195	—	—	1,146
Provision (Recovery) for Credit Losses - Loans	1,094	32	(351)	(439)	(749)	129	—	(284)
December 31, 2023	$ 3,129	$ 2,630	$ 639	$ 1,693	$ 1,367	$ 249	$ —	$ 9,707

The Company's allowance for credit losses on unfunded commitments is recognized as a liability (accrued interest payable and other liabilities on the Consolidated Statement of Financial Condition), with adjustments to the reserve recognized in provision for credit losses - unfunded commitments on the Consolidated Statement of Income. The Company's activity in the allowance for credit losses on unfunded commitments for the year ended was as follows:

	Allowance for Credit Losses
(Dollars in Thousands)	
Balance at December 31, 2022	$ —
Impact of CECL Adoption	718
Recovery for Credit Losses - Unfunded Commitments	(218)
Balance at December 31, 2023	$ 500

Loans that do not share risk characteristics are evaluated on an individual basis. For loans that are individually evaluated and collateral dependent, financial loans where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the ACL - Loans is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. During the year ended December 31, 2023, there were no loans that required a credit loss to be individually assigned.

The following tables present the activity in the allowance for credit losses summarized by primary segments and segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for potential impairment at the dates and for the periods indicated, prior to the adoption of ASU 2016-13.

	Real Estate Residential	Real Estate Commercial	Real Estate Construction	Commercial and Industrial	Consumer	Other	Unallocated	Total
(Dollars in Thousands)								
December 31, 2021	$ 1,420	$ 5,960	$ 1,249	$ 1,151	$ 1,050	$ —	$ 752	$ 11,582
Charge-offs	(32)	—	—	(2,712)	(151)	—	—	(2,895)
Recoveries	145	—	—	117	86	—	—	348
(Recovery) Provision for Loan Losses	541	(150)	(747)	3,757	532	—	(149)	3,784
December 31, 2022	$ 2,074	$ 5,810	$ 502	$ 2,313	$ 1,517	$ —	$ 603	$ 12,819
Individually Evaluated for Impairment	$ —	$ 21	$ —	$ 3	$ —	$ —	$ —	$ 24
Collectively Evaluated for Potential Impairment	$ 2,074	$ 5,789	$ 502	$ 2,310	$ 1,517	$ —	$ 603	$ 12,795

The following table presents the major classifications of loans summarized by individually evaluated for impairment and collectively evaluated for potential impairment at the date indicated, prior to the adoption of ASU 2016-13.

	2022						
December 31,	Real Estate Residential	Real Estate Commercial	Real Estate Construction	Commercial and Industrial	Consumer	Other	Total
(Dollars in Thousands)							
Individually Evaluated for Impairment	$ 1,042	$ 13,217	$ 318	$ 512	$ —	$ —	$ 15,089
Collectively Evaluated for Potential Impairment	329,683	423,588	44,605	69,532	146,927	20,449	1,034,784
Total Loans	$ 330,725	$ 436,805	$ 44,923	$ 70,044	$ 146,927	$ 20,449	$ 1,049,873

Pre Adoption of ASC 326 – Impaired Loans

For periods prior to the adoption of CECL, loans were considered impaired when, based on current information and events, it was probable the Company would be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. The following table presents a summary of the loans considered to be impaired as of the date indicated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,	2022				
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment	Interest Income Recognized
(Dollars in Thousands)					
With No Related Allowance Recorded:					
Real Estate:					
Residential	$ 1,042	$ —	$ 1,047	$ 1,085	$ 51
Commercial	11,609	—	11,766	10,928	549
Construction	318	—	318	403	19
Commercial and Industrial	505	—	777	734	35
Total With No Related Allowance Recorded	$ 13,474	$ —	$ 13,908	$ 13,150	$ 654
With A Related Allowance Recorded:					
Real Estate:					
Commercial	$ 1,608	$ 21	$ 1,608	$ 954	$ 79
Construction	—	—	—	830	36
Commercial and Industrial	7	3	7	253	1
Total With A Related Allowance Recorded	$ 1,615	$ 24	$ 1,615	$ 2,037	$ 116
Total Impaired Loans:					
Real Estate:					
Residential	$ 1,042	$ —	$ 1,047	$ 1,085	$ 51
Commercial	13,217	21	13,374	11,882	628
Construction	318	—	318	1,233	55
Commercial and Industrial	512	3	784	987	36
Total Impaired Loans	$ 15,089	$ 24	$ 15,523	$ 15,187	$ 770

The following table presents changes in the accretable discount on the loans acquired at fair value for the dates indicated.

	Accretable Discount
(Dollars in Thousands)	
Balance at December 31, 2021	$ 726
Accretable Yield	(239)
Balance at December 31, 2022	487
Accretable Yield	(244)
Balance at December 31, 2023	$ 243

Certain directors and executive officers of the Company, including family members or companies in which they are principal owners, are loan customers of the Company. Such loans are made in the normal course of business, and summarized as follows:

	2023	2022
(Dollars in Thousands)		
Balance at January 1	$ 17,418	$ 15,639
Additions	407	4,650
Payments	(2,221)	(2,871)
Balance at December 31	$ 15,604	$ 17,418

cb Financial Services, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5—PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

(Dollars in Thousands)	2023	2022
Land and Land Improvements	$ 2,749	$ 2,344
Building	19,812	19,374
Leasehold Improvements	661	749
Furniture, Fixtures, and Equipment	11,637	10,201
Fixed Assets in Process	1,840	1,645
Total Premises and Equipment	36,699	34,313
Less: Accumulated Depreciation and Amortization	(16,995)	(16,469)
Premises and Equipment, Net	$ 19,704	$ 17,844

Depreciation and amortization expense on premises and equipment was $1.4 million and $1.0 million for the years ended December 31, 2023 and 2022, respectively.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company's Consolidated Balance Sheets include goodwill of $9.7 million as of December 31, 2023 and 2022, respectively, all of which relates to Community Banking segment.

Intangible Assets

The following table presents a summary of intangible assets subject to amortization at the dates indicated.

	2023			2022		
December 31, (Dollars in Thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Core Deposit Intangible	$ 11,860	$ (10,902)	$ 958	$ 11,860	$ (9,310)	$ 2,550
Customer List	—	—	—	1,800	(837)	963
Total Intangible Assets	$ 11,860	$ (10,902)	$ 958	$ 13,660	$ (10,147)	$ 3,513

On December 1, 2023, the sale of EU was completed, resulting in the removal of the customer list intangible, net of accumulated amortization, of $789,000.

Amortization of intangible assets totaled $1.8 million for the years ended December 31, 2023 and 2022, respectively. The estimated amortization expense of intangible assets assumes no activities, such as acquisitions, which would result in additional amortizable intangible assets. Estimated amortization expense of intangible assets in subsequent fiscal years is as follows.

(Dollars in Thousands)	Amount
2024	$ 958
2025	—
2026	—
2027	—
2028	—
2029 and Thereafter	—
Total Estimated Intangible Asset Amortization Expense	$ 958

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7—DEPOSITS

The following table shows the maturities of time deposits for the next five years and beyond.

December 31,	2023
(Dollars in Thousands)	
One Year or Less	$ 136,016
Over One Through Two Years	79,649
Over Two Through Three Years	6,951
Over Three Through Four Years	3,377
Over Four Through Five Years	2,758
Over Five Years	1,890
Total	$ 230,641

The balance in time deposits that meet or exceed the FDIC insurance limit of $250,000 totaled $44.6 million and $30.8 million as of December 31, 2023 and 2022, respectively.

The aggregate amount of demand deposits that are overdrawn and have been reclassified as loans was $276,000 and $613,000 as of December 31, 2023 and 2022, respectively.

Certain directors and executive officers of the Company, including family members or companies in which they are principal owners, are deposit customers of the Company. The total deposits of directors and executive officers was $3.0 million and $5.7 million as of December 31, 2023 and 2022, respectively.

NOTE 8—SHORT-TERM BORROWINGS

Borrowings with original maturities of one year or less are classified as short-term and may consist of borrowings with the FHLB, securities sold under agreements to repurchase or borrowings on revolving lines of credit with the Federal Reserve Bank or other correspondent banks. Securities sold under repurchase agreements are comprised of customer repurchase agreements, which are overnight sweep accounts with next-day maturities utilized by commercial customers to earn interest on their funds. U.S. government agencies, mortgage-backed securities, and collateralized mortgage obligations are pledged as collateral under these agreements in an amount at least equal to the outstanding balance and the collateral pledging requirements are monitored on a daily basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the components of short-term borrowings for the years indicated.

December 31,		2023			2022	
		Amount	Weighted Average Rate		Amount	Weighted Average Rate
(Dollars in Thousands)						
Federal Funds Purchased:						
Average Balance Outstanding During the Period	$	485	5.72 %	$	—	— %
Maximum Amount Outstanding at any Month End		—			—	
FHLB Borrowings:						
Average Balance Outstanding During the Period		114	2.63 %		—	— %
Maximum Amount Outstanding at any Month End		20,833			—	
Securities Sold Under Agreements to Repurchase:						
Balance at Period End	$	—	— %	$	8,060	0.19 %
Average Balance Outstanding During the Period		332	0.60 %		27,381	0.23 %
Maximum Amount Outstanding at any Month End		121			39,219	
Securities Collateralizing the Agreements at Period-End:						
Carrying Value	$	—		$	10,947	
Market Value		—			9,396	

NOTE 9—OTHER BORROWED FUNDS

FHLB, Federal Reserve Bank, and Fed Fund Borrowing Arrangements

The Bank maintained a credit arrangement with the FHLB with a maximum borrowing limit of approximately $478.9 million and $435.3 million as of December 31, 2023 and 2022, respectively, and available borrowing capacity of $438.3 million at December 31, 2023. This arrangement is subject to annual renewal and is secured by a blanket security agreement on $677.2 million of residential and commercial mortgage loans and the Bank's investment in FHLB stock. Under this arrangement the Bank had available a variable rate line of credit in the amount of $150.0 million as of December 31, 2023 and 2022, of which, there was no outstanding balance as of December 31, 2023 and 2022. Fixed rate, long-term advances from the FHLB with remaining maturities are as follows at the dates indicated:

December 31,		2023			2022	
		Amount	Weighted Average Rate		Amount	Weighted Average Rate
(Dollars in Thousands)						
Due in One Year	$	—	— %	$	—	— %
Due After One Year to Two Years		20,000	4.92		—	—
Due After Two Years to Three Years		—	—		—	—
Total	$	20,000	4.92 %	$	—	—

As an alternative to pledging securities, the FHLB periodically provides standby letters of credit on behalf of the Bank to secure certain public deposits in excess of the level insured by the FDIC. If the FHLB is required to make payment for a beneficiary's draw, the payment amount is converted into a collateralized advance to the Bank. Standby letters of credit issued on our behalf by the FHLB to secure public deposits were $18.9 million and $26.2 million as of December 31, 2023 and 2022.

The Bank maintains a Borrower-In-Custody of Collateral line of credit agreement with the Federal Reserve Bank ("FRB") for $103.8 million that requires monthly certification of collateral, is subject to annual renewal and is secured by $142.9 million of commercial and consumer indirect auto loans. The Bank also maintains multiple line of credit arrangements with various unaffiliated banks totaling $50.0 million as of December 31, 2023 and 2022, respectively, of which no draws are outstanding other than the subordinated debt disclosed below.

Subordinated Debt

In December 2021, the Company entered into a term loan in the principal amount of $15.0 million, evidenced by a term note which matures on December 15, 2031 ("2031 Note"). The 2031 Note is an unsecured subordinated obligation of the Company and may be repaid in whole or in part, without penalty, on any interest payment date on or after December 15, 2026 and at any time upon the occurrence of certain events. The 2031 Note initially bears a fixed interest rate of 3.875% per year to, but excluding, December 15, 2026 and thereafter at a floating rate equal to the then-current three-month term SOFR plus 280 basis points. The 2031 Note qualifies as Tier 2 capital under regulatory guidelines. The 2031 Note is recorded on the Consolidated Statements of Financial Condition in Other Borrowed Funds, net of remaining debt issuance costs. At December 31, 2023 and 2022, the principal balance and unamortized debt issuance costs for the 2031 Note were $15.0 million, and $322,000 and $362,000, respectively.

NOTE 10—INCOME TAXES

Reconciliation of income tax provision for the periods indicated are as follows:

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
Current Expense	$	7,353	$	3,368
Deferred Expense (Benefit)		382		(535)
Total Provision	$	7,735	$	2,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities are as follows:

December 31,		2023		2022
(Dollars in Thousands)				
Deferred Tax Assets:				
Allowance for Credit Losses	$	2,175	$	2,762
Nonaccrual Loan Interest		57		54
Amortization of Intangibles		—		105
Purchase Accounting Adjustments		53		349
Postretirement Benefits		18		20
Net Unrealized Loss on Debt Securities		4,599		7,206
Net Unrealized Loss on Equity Securities		22		—
Stock-Based Compensation Expense		98		70
Gas Lease - Deferred Revenue		4		37
Accrued Payroll		260		—
OREO		8		—
Lease Liability		380		450
ROU Asset Impairment		—		60
Restructuring Costs		88		139
Other		24		—
Gross Deferred Tax Assets		7,786		11,252
Deferred Tax Liabilities:				
Amortization of Intangibles		73		—
Deferred Origination Fees and Costs		313		277
Discount Accretion		41		34
Depreciation		1,588		1,402
Net Unrealized Gain on Equity Securities		—		1
Mortgage Servicing Rights		115		136
Accrued Payroll		—		3
ROU Asset		357		464
Goodwill		—		74
Other		—		5
Gross Deferred Tax Liabilities		2,487		2,396
Net Deferred Tax Assets	$	5,299	$	8,856

Deferred taxes at December 31, 2023 and 2022, are included in Accrued Interest Receivable and Other Assets in the accompanying Consolidated Statements of Financial Condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the federal income tax expense at statutory income tax rates and the actual income tax expense on income before taxes for the periods indicated is as follows:

Year Ended December 31,	Amount	2023 Percent of Pre-tax Income	Amount	2022 Percent of Pre-tax Income
(Dollars in Thousands)				
Provision at Statutory Rate	$ 6,360	21.0 %	$ 2,957	21.0 %
State Taxes (Net of Federal Benefit)	2,014	6.7	222	1.6
Tax-Free Income	(262)	(0.9)	(192)	(1.4)
BOLI Income	(121)	(0.4)	(122)	(0.9)
Stock Options - ISO	44	0.1	25	0.2
Goodwill Impairment	—	—	—	—
Other	(300)	(1.0)	(57)	(0.4)
Actual Tax Expense and Effective Rate	$ 7,735	25.5 %	$ 2,833	20.1 %

The Company's federal, Pennsylvania and West Virginia income tax returns are no longer subject to examination by applicable tax authorities for years before 2020. As of December 31, 2023 and 2022, there were no unrecognized tax benefits. The Company recognizes interest accrued related to unrecognized tax benefits in noninterest income and penalties in noninterest expense. There were no interest or penalties accrued at December 31, 2023 and 2022.

NOTE 11—EMPLOYEE BENEFITS

Savings and Profit Sharing Plan

The Company maintains a Cash or Deferred Profit-sharing Section 401(k) Plan with contributions matching those by eligible employees for the first 4% of an employee's contribution at the rate of $0.25 on the dollar. All employees who are over the age of 18 and completed three months of employment are eligible to participate in the plan. The Company made contributions of $302,000 and $233,000 for the years ended December 31, 2023 and 2022, respectively, to this plan. The 401(k) Plan includes a "safe harbor" provision and a discretionary retirement contribution. The Company made contributions of $485,000 and $404,000 for the "safe harbor" provision and discretionary retirement contribution for the years ended December 31, 2023 and 2022, respectively.

Equity Incentive Plan

Details of the restricted stock award and stock option grants under the 2021 Equity Incentive Plan are summarized for the years ended December 31, 2023 and 2022 as follows.

		2023		2022
Number of Restricted Shares Granted		40,225		27,765
Weighted Average Grant Date Common Stock Price	$	22.11	$	25.29
Restricted Shares Market Value Before Tax	$	889,000	$	702,000
Number of Stock Options Granted		78,975		104,465
Stock Options Market Value Before Tax	$	358,000	$	510,000
Summary of Significant Assumptions for Newly Issued Stock Options				
Expected Life in Years		6.5		6.5
Expected Dividend Yield		4.56%		3.79%
Risk-free Interest Rate		3.74%		1.97%
Expected Volatility		29.56%		28.82%
Weighted Average Grant Date Fair Value	$	4.54	$	4.88

The Company recognizes expense over a five-year vesting period for the restricted stock awards and stock options. Stock-based compensation expense related to restricted stock awards and stock options was $1.1 million and $600,000 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, total unrecognized compensation expense was

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$505,000 and $430,000, respectively, related to stock options, and $1.4 million related to restricted stock awards for both periods. At December 31, 2023, the unrecognized compensation expense related to stock options and restricted stock is expected to be recognized over the weighted average remaining vesting period of 4.13 years. In conjunction with non-qualified stock options, the Company did not recognize any tax benefit due to exercises of non-qualified stock options for the year ended December 31, 2023, compared to a tax benefit of $2,000 recognized for the year ended December 31, 2022. In the prior year, there was an exercise of non-qualified stock options with a tax expense of $4,000 partially offset by the benefit of $2,000.

Intrinsic value represents the amount by which the fair value of the underlying stock at December 31, 2023 and 2022, exceeds the exercise price of the stock options. The intrinsic value of outstanding stock options was $335,000 and $25,000 at December 31, 2023 and 2022, respectively.

At December 31, 2023, there were 161,464 shares of common stock available and reserved under the 2021 Plan to be issued of which a maximum of 161,464 shares may be issued as stock options and 64,586 shares may be issued as restricted stock awards or units based on the terms of the Plan whereby the Share Limit is reduced, on a one-for-one basis, for each share of common stock subject to a stock option grant, and on a two and one-half-for-one basis for each share of common stock issued pursuant to restricted stock awards or units. At December 31, 2023, 40,225 restricted shares and 78,975 options have been granted under the 2021 Plan. At December 31, 2022, under the 2021 Plan, 333,335 or 133,334 shares,were available to be issued in connection with the exercise of stock options and restricted stock awards or units; and under the 2015 Plan, no shares were available to issue. The 2015 Plan shall remain in effect as long as any awards are outstanding, but as a result of the approval of the 2021 Plan, no more awards can be granted under the 2015 Plan.

The following table presents stock option data for the period indicated:

	2023			2022		
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding Options at Beginning of Year	283,748	$ 24.52	5.6	207,641	$ 24.01	4.8
Granted	78,975	21.93		104,465	25.31	
Exercised	(18,000)	20.63		(15,500)	21.54	
Forfeited	(7,279)	24.95		(12,858)	26.43	
Outstanding Options at End of Year	337,444	24.11	5.6	283,748	24.52	5.6
Exercisable Options at End of Year	203,202	$ 24.46	3.6	174,683	$ 24.42	3.5

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Service Period in Years
Nonvested Options December 31, 2021	20,626	$ 22.64	7.8
Granted	104,465	$ 25.31	
Vested	(9,354)	$ 24.42	
Forfeited	(6,672)	$ 26.01	
Nonvested Options December 31, 2022	109,065	$ 24.67	9.1
Granted	78,975	21.93	
Vested	(48,313)	24.46	
Forfeited	(5,485)	24.37	
Nonvested Options at December 31, 2023	134,242	$ 23.58	8.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents restricted stock award data for the period indicated:

	Number of Shares	Weighted Average Grant Date Fair Value Price	Weighted Average Remaining Service Period in Years
Nonvested Restricted Stock at December 31, 2021	56,140	$ 23.90	5.3
Granted	27,765	25.29	4.3
Vested	(16,065)	24.60	4.2
Forfeited	(3,715)	24.01	
Nonvested Restricted Stock at December 31, 2022	64,125	$ 24.32	4.3
Granted	40,225	22.11	4.4
Vested	(32,773)	24.07	3.7
Forfeited	(2,800)	24.15	
Nonvested Restricted Stock at December 31, 2023	68,777	$ 23.16	3.8

NOTE 12—COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business primarily to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and performance letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and performance letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments and conditional obligations are evaluated the same as on-balance-sheet instruments but do not have a corresponding reserve recorded. The Company's opinion on not implementing a corresponding reserve for off-balance-sheet instruments is supported by historical factors of no losses recorded due to these items. The Company is continually evaluating these items for credit quality and any future need for the corresponding reserve.

The unused and available credit balances of financial instruments whose contracts represent credit risk are as follows:

December 31,	2023	2022
(Dollars in Thousands)		
Standby Letters of Credit	$ 110	$ 110
Performance Letters of Credit	895	1,064
Construction Mortgages	47,034	45,722
Personal Lines of Credit	7,185	6,824
Overdraft Protection Lines	2,025	5,241
Home Equity Lines of Credit	24,176	22,784
Commercial Lines of Credit	64,667	74,921
Total	$ 146,092	$ 156,666

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Performance letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized upon expiration of the letter. For secured letters of credit, the collateral is typically Company deposit instruments or customer business assets. The Company recorded no liability associated with standby letters of credit as of December 31, 2023 and 2022.

NOTE 13—STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

In June 2021, the Company authorized a program to repurchase up to $7.5 million of its outstanding shares of common stock. Under the program, repurchases may be transacted in the open-market or in negotiated private transactions and are conducted pursuant to a trading plan adopted in accordance with limitations set forth in Rule 10b5-1 of the Securities and Exchange Commission. The Rule 10b5-1 repurchase plan allows the Company to repurchase its shares during periods when it would normally not be active in the market due to its internal trading blackout period. Repurchases are made at management's discretion at prices management considers to be attractive and in the best interests of both the Company and its stockholders, subject to various factors, including but not limited to, the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, and the Company's financial performance. On February 15, 2022, the Company completed this stock repurchase program. In connection with the program, the Company repurchased a total of 308,996 shares of the Company's common stock at an average price of $24.27 per share.

In April 2022, the Company authorized a new repurchase program of $10.0 million of its outstanding shares of common stock. The program expired on May 1, 2023. In connection with the program, the Company repurchased a total of 74,656 shares of the Company's common stock at an average price of $22.38 per share.

On January 31, 2024, the Company's Board of Directors declared a cash dividend of $0.25 per outstanding share of common stock, which was paid on February 29, 2024.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Under the Regulatory Capital Rules, in order to avoid limitations on capital distributions (including dividend payments and certain discretionary bonus payments to executive officers), a banking organization must hold a capital conservation buffer comprised of common equity Tier I capital above its minimum risk-based capital requirements in an amount greater than 2.5% of total risk-weighted assets.

As of December 31, 2023 and 2022, the Bank was considered "well capitalized" under the regulatory framework for prompt corrective action.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Bank's regulatory capital amounts and ratios, as well as the minimum amounts and ratios required to be well capitalized at the dates indicated.

December 31,	2023		2022	
	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)				
Common Equity Tier 1 Capital (to Risk-Weighted Assets)				
Actual	$ 143,654	13.64%	$ 121,188	12.33%
For Capital Adequacy Purposes	47,385	4.50	44,221	4.50
To Be Well Capitalized	68,445	6.50	63,875	6.50
Tier I Capital (to Risk-Weighted Assets)				
Actual	143,654	13.64	121,188	12.33
For Capital Adequacy Purposes	63,180	6.00	58,961	6.00
To Be Well Capitalized	84,240	8.00	78,615	8.00
Total Capital (to Risk-Weighted Assets)				
Actual	153,861	14.61	133,478	13.58
For Capital Adequacy Purposes	84,240	8.00	78,615	8.00
To Be Well Capitalized	105,300	10.00	98,269	10.00
Tier I Leverage Capital (to Adjusted Total Assets)				
Actual	143,654	10.19	121,188	8.66
For Capital Adequacy Purposes	56,385	4.00	55,969	4.00
To Be Well Capitalized	70,481	5.00	69,962	5.00

NOTE 14—OPERATING LEASES

The Company evaluates all contracts at commencement to determine if a lease is present. In accordance with ASC Topic 842, leases are defined as either operating or finance leases. The Company's lease contracts are classified as operating leases and create operating ROU assets and corresponding lease liabilities on the Consolidated Statements of Financial Condition. The leases are primarily ROU assets of land and building for branch and loan production locations. ROU assets are reported in Accrued Interest Receivable and Other Assets and the related lease liabilities in Accrued Interest Payable and Other Liabilities on the Consolidated Statements of Financial Condition.

The following tables present the lease expense, ROU assets, weighted average term, discount rate and maturity analysis of lease liabilities for operating leases for the periods and dates indicated.

December 31,	2023	2022
(Dollars in Thousands)		
Operating	$ 308	$ 350
Variable	30	28
Total Lease Expense	$ 338	$ 378

December 31,	2023	2022
(Dollars in Thousands)		
Operating Leases:		
ROU Assets	$ 1,673	$ 1,926
Weighted Average Lease Term in Years	7.50	8.13
Weighted Average Discount Rate	2.86%	2.87%

December 31,		2023
(Dollars in Thousands)		
Maturity Analysis:		
Due in One Year	$	355
Due After One Year to Two Years		272
Due After Two Years to Three Years		233
Due After Three Years to Four Years		233
Due After Four to Five Years		204
Due After Five Years		684
Total	$	1,981
Less: Present Value Discount		196
Lease Liabilities	$	1,785

NOTE 15—MORTGAGE SERVICING RIGHTS

The following table presents MSR activity and net carrying values for the periods indicated.

	Servicing Rights		Valuation Allowance		Net Carrying Value
(Dollars in Thousands)					
December 31, 2021	$	829	$ (99)	$	730
Additions		—	—		—
Amortization		(196)	—		(196)
Valuation Allowance Adjustment		—	99		99
December 31, 2022	$	633	$ —	$	633
Additions		—	—		—
Amortization		(93)	—		(93)
Valuation Allowance Adjustment		—	—		—
December 31, 2023	$	540	$ —	$	540

Amortization of MSRs and the period change in the valuation allowance are reported in Other Income on the Consolidated Statements of Income.

Real estate loans serviced for others, which are not included in the Consolidated Statements of Financial Condition, totaled $76.7 million and $83.4 million at December 31, 2023 and 2022, respectively.

NOTE 16—DERIVATIVES AND HEDGING ACTIVITIES

Derivatives Not Designated as Hedging Instruments

The Company has three risk participation agreements with financial institution counterparties for interest rate swaps related to loans in which we are a participant. The risk participation agreements provide credit protection to the financial institution should the borrower fail to perform on its interest rate derivative contract with the financial institution.

Derivatives Designated as Hedging Instruments

In October 2023, the Company entered into an interest rate swap contract that is designated as a fair value hedge to mitigate the risk of interest rate increases and the subsequent impact on the associated fixed rate mortgages. This contract matures on October 17, 2026, has a notional amount of $75.0 million and is benchmarked to SOFR. The Company expects the hedge to remain effective during the remaining term of the swap.

The following table depicts the credit value and fair value adjustments recorded related to the notional amount of derivatives outstanding and risk participation agreements with other financial institutions. These adjustments are included in Accrued Interest and Other Liabilities on the Company's Consolidated Statement of Financial Condition.

		December 31, 2023		December 31, 2022
(Dollars in Thousands)				
Derivatives not Designated as Hedging Instruments				
Risk Participation Agreements:				
Credit Value Adjustment	$	(94)	$	—
Notional Amount		9,119		—
Derivatives Designated as Hedging Instruments				
Interest rate swaps:				
Fair Value Adjustment		(1,777)		—
Notional Amount		75,000		—

NOTE 17—FAIR VALUE DISCLOSURE

ASC Topic 820 "Fair Value Measurement" defines fair value and provides the framework for measuring fair value and required disclosures about fair value measurements. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the transaction date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in valuation methods to determine fair value.

The three levels of fair value hierarchy are as follows:

Level 1 -   Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 -   Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 -   Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

This hierarchy requires the use of observable market data when available. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The majority of the Company's securities are included in Level 2 of the fair value hierarchy. Fair values for Level 2 securities were primarily determined by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. The standard inputs that are normally used include benchmark yields of like securities, reportable trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. including market research publications.

The Company uses derivative instruments, including interest rate swaps and risk participation agreements, and the fair value of such instruments are calculated using accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative, considering the contractual terms of each derivative, and uses observable market-based inputs, such as interest rate curves and implied volatilities. Credit valuation adjustments are incorporated to appropriately reflect nonperformance risk and the respective counterparties' nonperformance risk in calculating fair value measurements. These instruments are clasified as Level 2.

There were no transfers from Level 1 to Level 2 and no transfers into or out of Level 3 during the years ended December 31, 2023 and 2022, respectively.

The following table presents the financial assets measured at fair value on a recurring basis and reported on the Consolidated Statements of Financial Condition as of the dates indicated, by level within the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,	Fair Value Hierarchy	2023	2022
(Dollars in Thousands)			
ASSETS			
Available-for-Sale Debt Securities:			
U.S. Government Agencies	Level 2	$ 3,949	$ 44,634
Obligations of States and Political Subdivisions	Level 2	3,373	13,342
Mortgage-Backed Securities - Government-Sponsored Enterprises	Level 2	54,532	41,427
Collateralized Mortgage Obligations - Government-Sponsored Enterprises	Level 2	105,130	79,642
Collateralized Loan Obligations	Level 2	29,804	—
Corporate Debt	Level 2	7,719	8,315
Total Available-for-Sale Debt Securities		204,507	187,360
Equity Securities:			
Mutual Funds	Level 1	888	875
Other	Level 1	1,700	1,823
Total Equity Securities		2,588	2,698
Total Securities		$ 207,095	$ 190,058
Total Assets		$ 207,095	$ 190,058
LIABILITIES			
Derivative Financial Liabilities			
Interest Rate Swaps	Level 2	$ 1,777	$ —
Risk Participation Agreements	Level 2	94	—
Total Liabilities		$ 1,871	$ —

The following table presents the financial assets measured at fair value on a nonrecurring basis on the Consolidated Statements of Financial Condition as of the dates indicated by level within the fair value hierarchy. The table also presents the significant unobservable inputs used in the fair value measurements. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loans include quoted market prices for identical assets classified as Level 1 inputs or observable inputs, employed by certified appraisers, for similar assets classified as Level 2 inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level 3 inputs.

Financial Asset	Fair Value Hierarchy	December 31, 2023	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average
(Dollars in Thousands)						
OREO	Level 3	—	Appraisal of Collateral [1]	Liquidation Expenses [2]	100% to 100%	100.0%

Financial Asset	Fair Value Hierarchy	December 31, 2022	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average
(Dollars in Thousands)						
Impaired Loans Individually Assessed	Level 3	$ 1,591	Appraisal of Collateral [1]	Appraisal Adjustments [2]	0% to 8%	7.2%

(1) *Fair value is generally determined through independent appraisals of the underlying collateral, which may include various Level 3 inputs, which are not identifiable.*

(2) *Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of appraisal adjustments and liquidation expense are presented as a percent of the appraisal.*

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. Fair value is measured based on the value of the collateral securing the loans and is classified as Level 3 in the fair value hierarchy. At December 31, 2023, the Company did not have any loans that would be required to be remeasured. At December 31, 2022, the fair value of impaired loans consists of the loan balance $1.6 million less a specific valuation allowance of $24,000.

The fair value of MSRs is determined by calculating the present value of estimated future net servicing cash flows, considering expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. The expected rate of mortgage loan prepayments is the most significant factor driving the value of MSRs. MSRs are considered impaired if the carrying value exceeds fair value. Since the valuation model includes significant unobservable inputs as listed above, MSRs are classified as Level 3. At December 31, 2023 and 2022, the Company did not have any MSRs that would be required to be remeasured.

OREO properties are evaluated at the time of acquisition and recorded at fair value, less estimated selling costs. After acquisition, OREO is recorded at the lower of cost or fair value, less estimated selling costs. The fair value of an OREO property is determined from a qualified independent appraisal and is classified as Level 3 in the fair value hierarchy. At December 31, 2023, OREO measured at fair value less costs to sell had no carrying value, which consisted of the outstanding balance of $37,000 less write-downs of $37,000. At December 31, 2022, the Company did not have any OREO that would be required to be remeasured.

Financial instruments are defined as cash, evidence of an ownership in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have significant impact on the resulting estimated fair values.

The estimated fair values of the Company's financial instruments at the dates indicated are as follows:

December 31,	Fair Value Hierarchy	2023		2022	
		Carrying Value	Fair Value	Carrying Value	Fair Value
(Dollars in Thousands)					
Financial Assets:					
Cash and Due From Banks:					
Interest-Earning	Level 1	$ 62,442	$ 62,442	$ 82,957	$ 82,957
Noninterest-Earning	Level 1	5,781	5,781	20,743	20,743
Securities	See Above	207,095	207,095	190,058	190,058
Loans, Net	Level 3	1,100,689	1,051,722	1,037,054	1,011,098
Restricted Stock	Level 2	3,345	3,345	2,749	2,749
Mortgage Servicing Rights	Level 3	540	974	633	1,000
Accrued Interest Receivable	Level 2	5,086	5,086	3,983	3,983
Financial Liabilities:					
Deposits	Level 2	1,267,159	1,263,574	1,268,503	1,264,846
Short-Term Borrowings	Level 2	—	—	8,060	8,060
Other Borrowed Funds					
FHLB Borrowings	Level 2	20,000	19,962	—	—
Subordinated Debt	Level 2	14,678	13,378	14,638	13,490
Derivative Liabilities	Level 2	1,871	1,871	—	—
Accrued Interest Payable	Level 2	1,814	1,814	355	355

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18—OTHER NONINTEREST EXPENSE

The details for other noninterest expense for the Company's Consolidated Statements of Income are as follows:

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
Non-employee Compensation	$	580	$	570
Printing and Supplies		238		250
Postage		286		339
Telephone		524		518
Charitable Contributions		118		173
Dues and Subscriptions		213		174
Loan Expenses		257		538
Meals and Entertainment		155		143
Travel		236		173
Training		72		61
Bank Assessment		192		194
Insurance		326		275
Miscellaneous		538		436
Total Other Noninterest Expense	$	3,735	$	3,844

NOTE 19—CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to CB Financial Services, Inc., is as follows:

Statements of Financial Condition

December 31,		2023		2022
(Dollars in Thousands)				
ASSETS				
Cash and Due From Banks	$	14,300	$	14,516
Equity Securities, at Fair Value		1,700		1,822
Investment in Community Bank		137,359		107,727
Other Assets		1,339		814
TOTAL ASSETS	$	154,698	$	124,879
LIABILITIES AND STOCKHOLDERS' EQUITY				
Other Borrowed Funds	$	14,678	$	14,638
Other Liabilities		186		86
Stockholders' Equity		139,834		110,155
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	154,698	$	124,879

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Income

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
Interest and Dividend Income	$	84	$	78
Dividend from Bank Subsidiary		5,111		4,947
Interest Expense		622		622
Net Interest and Dividend Income		4,573		4,403
Net Loss on Securities		(122)		(54)
Noninterest Expense		18		19
Income Before Undistributed Net Income of Subsidiary and Income Tax Benefit		4,433		4,330
Undistributed Net Income of Subsidiary		18,046		6,778
Income Before Income Tax Benefit		22,479		11,108
Income Tax Benefit		(71)		(139)
NET INCOME	$	22,550	$	11,247

Statements of Cash Flows

Year Ended December 31,		2023		2022
(Dollars in Thousands)				
OPERATING ACTIVITIES				
Net Income	$	22,550	$	11,247
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:				
Undistributed Net Income of Subsidiary		(18,046)		(6,778)
Noncash Expense for Stock-Based Compensation		1,125		600
Loss on Equity Securities		122		55
Other, net		(425)		290
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,326		5,414
FINANCING ACTIVITIES				
Net Proceeds from Other Borrowed Funds		40		37
Cash Dividends Paid		(5,111)		(4,920)
Treasury Stock, Purchases at Cost		(843)		(4,802)
Exercise of Stock Options		372		220
NET CASH USED IN FINANCING ACTIVITIES		(5,542)		(9,465)
DECREASE IN CASH AND DUE FROM BANKS		(216)		(4,051)
CASH AND DUE FROM BANKS AT BEGINNING OF THE YEAR		14,516		18,567
CASH AND DUE FROM BANKS AT END OF THE YEAR	$	14,300	$	14,516

The Parent Company's Statements of Comprehensive Income (Loss) and Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Changes in Stockholders' Equity and are not presented.

NOTE 20—SEGMENT REPORTING AND RELATED INFORMATION

At December 31, 2023, the Company's business activities were comprised of two operating segments, which are community banking and insurance brokerage services. CB Financial Services, Inc. is the parent company of the Bank and Exchange Underwriters, a wholly owned subsidiary of the Bank.

Exchange Underwriters was an independent board of directors from the Company and was managed separately from the banking and related financial services that the Company offers. EU was an independent insurance agency that offered property, casualty, commercial liability, surety and other insurance products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 1, 2023, the Company announced that the Bank and EU entered into an Asset Purchase Agreement with World Insurance Associates, LLC ("World") pursuant to which EU sold substantially all of its assets to World for a purchase price of $30.5 million cash plus possible additional earn-out payments. The sale of assets was completed on December 8, 2023 and resulted in a pre-tax gain of $24.6 million. Assets remaining in the EU subsidiary at December 31, 2023 consisted primarily of cash received from the sale of assets. The EU subsidiary will be dissolved with the remaining assets and liabilities being transferred to the Bank during 2024.

The following table represents selected financial data for the Company's subsidiaries and consolidated results for 2023 and 2022.

	Community Bank	Exchange Underwriters, Inc.	CB Financial Services, Inc.	Net Eliminations	Consolidated
(Dollars in Thousands)					
December 31, 2023					
Assets	$ 1,452,469	$ 28,830	$ 154,698	$ (179,906)	$ 1,456,091
Liabilities	1,315,110	7,571	14,864	(21,288)	1,316,257
Stockholders' Equity	137,359	21,259	139,834	(158,618)	139,834
December 31, 2022					
Assets	$ 1,409,510	$ 5,585	$ 124,879	$ (131,036)	$ 1,408,938
Liabilities	1,301,783	1,996	14,724	(19,720)	1,298,783
Stockholders' Equity	107,727	3,589	110,155	(111,316)	110,155
Year Ended December 31, 2023					
Interest and Dividend Income	$ 62,135	$ 6	$ 5,195	$ (5,111)	$ 62,225
Interest Expense	17,050	—	622	—	17,672
Net Interest and Dividend Income	45,085	6	4,573	(5,111)	44,553
Recovery for Credit Losses - Loans	(284)	—	—	—	(284)
Recovery for Credit Losses - Unfunded Commitments	(218)	—	—	—	(218)
Net Interest and Dividend Income After Recovery for Credit Losses	45,587	6	4,573	(5,111)	45,055
Noninterest Income (Loss)	(6,280)	30,414	(122)	—	24,012
Noninterest Expense	34,714	4,050	18	—	38,782
Undistributed Net Income of Subsidiary	18,986	—	18,046	(37,032)	—
Income Before Income Tax Expense (Benefit)	23,579	26,370	22,479	(42,143)	30,285
Income Tax Expense (Benefit)	422	7,384	(71)	—	7,735
Net Income	$ 23,157	$ 18,986	$ 22,550	$ (42,143)	$ 22,550
Year Ended December 31, 2022					
Interest and Dividend Income	$ 47,632	$ 6	$ 5,025	$ (4,947)	$ 47,716
Interest Expense	4,159	—	622	—	4,781
Net Interest and Dividend Income	43,473	6	4,403	(4,947)	42,935
Provision for Loan Losses	3,784	—	—	—	3,784
Net Interest and Dividend Income After Provision for Loan Losses	39,689	6	4,403	(4,947)	39,151
Noninterest Income (Loss)	3,867	6,007	(54)	—	9,820
Noninterest Expense	30,737	4,135	19	—	34,891
Undistributed Net Income of Subsidiary	1,315	—	6,778	(8,093)	—
Income Before Income Tax Expense (Benefit)	14,134	1,878	11,108	(13,040)	14,080
Income Tax Expense (Benefit)	2,409	563	(139)	—	2,833
Net Income	$ 11,725	$ 1,315	$ 11,247	$ (13,040)	$ 11,247

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BOARD OF DIRECTORS



Mark E. Fox
Chairman



Charles R. Guthrie, CPA
Vice Chairman



John H. Montgomery
President & Chief Executive Officer



Jonathan A. Bedway
Director



Ralph Burchianti
Senior Executive Vice President & Chief Credit Officer



John J. LaCarte
Director



Roberta Robinson Olejasz
Director



David F. Pollock
Director



John M. Swiatek
Director

Ralph J. Sommers, Jr.
Chairman & Director Emeritus

Charles R. Baily
Director Emeritus

Karl G. Baily
Director Emeritus

Joseph N. Headlee
Director Emeritus

Barron P. McCune, Jr.
Director Emeritus

William G. Petroplus
Director Emeritus

Executive Management

John H. Montgomery
President & Chief Executive Officer

Ralph Burchianti
Senior Executive Vice President
& Chief Credit Officer

Jennifer L. George
Senior Executive Vice President
& Chief Operating Officer

Bruce Sharp
Senior Executive Vice President &
Chief Commercial Banking Officer

Alan Bicker
Executive Vice President,
Chief Consumer Banking Officer

Benjamin Brown
Executive Vice President,
Director of Client Experience
& Innovation

Stephen Cobain
Executive Vice President,
Deputy Chief Credit Officer

Joy Eggleston
Executive Vice President,
Chief Human Resource Officer

Jamie L. Prah, CPA
Executive Vice President,
Chief Financial Officer

James M. Welsh, CIA, CFE
Senior Vice President,
Chief Auditor

Elizabeth A. Calvario
Corporate Secretary

Stockholders' Information

Main Office
CB Financial Services, Inc.
100 North Market St., Box 357
Carmichaels, PA 15320
724-966-5041

Registrar and Transfer Agent
Computershare
P.O. Box 43006
Providence, RI 02940-3006
800-962-4284
www.computershare.com/Investor

Overnight Correspondence
Computershare
150 Royall Street
Canton, MA 02021

CB Financial Services, Inc. Stock
CB Financial Services, Inc. is a
public reporting company that
files periodic reports with the
U.S. Securities and Exchange
Commission and is traded on the
NASDAQ Global Market® under the
symbol CBFV

Stockholder Relations Contact
Jamie L. Prah, CPA
Executive Vice President,
Chief Financial Officer
724-852-3517

Telephone Banking

Toll-Free
1-888-223-8099

Website

www.cb.bank

Pennsylvania

Brookline Office
412-531-9677
714 Brookline Blvd.
Pittsburgh, PA 15226

Carmichaels Office
724-966-5041
100 North Market St.
Carmichaels, PA 15320

Claysville Office
724-663-7723
200 Main St.
Claysville, PA 15323

Greene Plaza Office
724-627-3134
100 Miller Lane
Waynesburg, PA 15370

Greensboro Office
724-943-3581
1993 South Eighty Eight Rd.
Greensboro, PA 15338

McMurray Office
724-941-9030
Waterdam Centre
4139 Washington Rd.
McMurray, PA 15317

Northern Business Center
724-933-8300
100 Pinewood Lane, Suite 101
Warrendale, PA 15086

Rostraver Office
724-929-3900
1670 Broad Ave.
Belle Vernon, PA 15012

Southpointe Business Center
724-743-0700
Southpointe Commons
325 Southpointe Blvd., Suite 100
Canonsburg, PA 15317

Uniontown Office
724-439-1000
545 West Main St.
Uniontown, PA 15401

Washington Office
724-225-5300
65 West Chestnut St.
Washington, PA 15301

Corporate Center
724-225-2400
2111 North Franklin Dr.,
Suite 200
Washington, PA 15301

Waynesburg Office
724-852-1715
30 West Greene St.
Waynesburg, PA 15370

Operations Center
724-627-6303
600 EverGreene Dr.
Waynesburg, PA 15370

West Virginia

Moundsville Office
304-845-0922
809 Lafayette Ave.
Moundsville, WV 26041

Warwood Office
304-277-1101
1701 Warwood Ave.
Wheeling, WV 26003

Woodsdale Office
304-233-0060
875 National Rd.
Wheeling, WV 26003



PEOPLE CENTRIC.

TECH FORWARD.

VALUES DRIVEN.

 **cb** Financial Services, Inc.
The Holding Company of Community Bank

100 N. MARKET STREET
CARMICHAELS, PA 15320

WWW.CB.BANK

TELEPHONE BANKING 1-888-223-8099